                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-76163

                                1,000,000 SHARES



                          [TEAM FINANCIAL, INC. LOGO]


                                  COMMON STOCK

                           -------------------------

This is our initial public offering of shares of common stock. Of the 1,000,000 shares offered, Team is offering 700,000 shares and 300,000 shares are being offered by a selling shareholder, Team's employee stock ownership plan. Team will not receive any proceeds from shares sold by the selling shareholder.


The common stock has been approved for listing on the Nasdaq National Market(R) under the symbol TFIN.


INVESTING IN THE SHARES INVOLVES RISKS. PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 4.


                                                      UNDERWRITING                  PROCEEDS
                                         PRICE TO     DISCOUNTS AND    PROCEEDS    TO SELLING
                                          PUBLIC       COMMISSIONS     TO TEAM     SHAREHOLDER
                                        -----------   -------------   ----------   -----------
Per Share.............................       $11.25      $0.7875        $10.4625     $10.4625
Total.................................  $11,250,000     $787,500      $7,323,750   $3,138,750


This is a firm commitment underwriting. Team has granted the underwriters a 30-day option to purchase up to 150,000 additional shares on the same terms as above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


Howe Barnes Investments, Inc., on behalf of the underwriters, expects to deliver the shares on or about June 25, 1999.


                           -------------------------

                         HOWE BARNES INVESTMENTS, INC.


June 21, 1999

                                  [TEAM LOGO]

                                     [MAP]

                               PROSPECTUS SUMMARY

     This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all the information you should consider. Therefore, you should also read the more detailed information set forth in this prospectus and in our financial statements appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus gives effect to the five-for-one stock split of our common stock made in December 1998 and assumes that the underwriters' over-allotment option is not exercised.

                                      TEAM

     Team Financial, Inc., a multi-bank holding company, offers full service community banking through 15 banking locations, seven in the Kansas City area, three in southeastern Kansas, two in western Missouri and three in the Omaha, Nebraska area. Team's growth strategy is focused on a combination of acquisitions, establishing new branches and internal growth.

     Team is majority owned by its employee stock ownership plan or ESOP. Team was formed in 1986 by the purchase of a one-bank holding company by certain of its executive officers and the ESOP. A majority of the funding of the purchase was obtained through ESOP borrowings which were guaranteed by Team. After giving effect to this offering, including the sale of ESOP-owned shares, the ESOP will continue to hold 34.7% of Team's common stock.

     Team has grown dramatically over recent years, from assets of $237.8 million as of December 31, 1994, to $434.7 million as of March 31, 1999. Growth was achieved primarily through purchases of branches of large banks and through an acquisition of a community bank. Additional asset growth occurred through internal growth at existing banks as well as starting three new branches. During this period of asset growth and corresponding revenue increases, net income has remained level, as Team has absorbed the costs of its acquisitions and expansion. Team's strategy takes into account, and its experience is, that it takes up to 18 months to realize meaningful net income improvements from acquisitions and expansion.

     Team's principal executive office is located at 8 West Peoria, Suite 200, Paola, Kansas, and its telephone number is (913) 294-9667.

                                  THE OFFERING

Common stock offered.......   700,000 shares by Team
                              300,000 shares by Team's ESOP as selling
                                      shareholder
                            ---------
                            1,000,000 total shares
                            =========

Common stock to be
outstanding after the
  offering.................  3,701,803 based on the number of shares outstanding as of the date of this prospectus


Nasdaq National Market(R)
  symbol...................  TFIN


Use of Proceeds............  Net proceeds to Team will be used to repay $6.0 million of debt and to contribute $1.5 million as capital to a subsidiary bank. The selling shareholder currently intends to use $1.0 million of its proceeds to pay debt guaranteed by Team. This will reduce Team's liabilities and increase its stockholders' equity by $1.0 million. See "Capitalization."

                                  RISK FACTORS

     You should carefully read the following risk factors and other sections of this prospectus before purchasing any shares.

TEAM'S GROWTH STRATEGY INVOLVES OPERATING AND ACQUISITION RISKS THAT MAY NEGATIVELY IMPACT ITS PROFITS.

     Team faces risks in its growth strategy, including the risks that it will be unable to expand its business through the acquisition of other financial institutions or bank branches or by internal growth, including the opening of new branch offices. Team's ability to grow profitably through the opening of new branches involves the risks that the growth depends primarily on Team identifying profitable or growing markets and acquiring or establishing branch locations in those markets at reasonable costs. In addition, Team must attract the necessary deposits and locate sound loans in those markets.

     Acquiring other financial institutions or bank branches involves these same risks, as well as additional risks, including:

     - adverse change in the results of operations of the acquired entities;

     - unforeseen liabilities or asset quality problems of the acquired entities;

     - greater than anticipated costs of integrating acquisitions;

     - adverse personnel relations;

     - loss of customers; and

     - deterioration of local economic conditions.

The risks discussed above may inhibit or restrict Team's strategy to grow through acquisition and branch expansion, negatively impact Team's revenue growth and ultimately reduce its profits.

IF TEAM IS UNABLE TO SUCCESSFULLY INTEGRATE ACQUISITIONS, ITS EARNINGS COULD DECREASE.

     In connection with its acquisitions of banks or bank branches, Team faces risks in integrating and managing the businesses which may be acquired. Team has a history of growth through acquisitions and plans to continue this strategy. See "Business -- Overview." To integrate an acquisition operationally, Team must:

     - centralize and standardize policies, procedures, practices and processes;

     - combine employee benefit plans;

     - implement a unified investment policy and adjust the combined investment portfolio to comply with the policy;

     - implement a unified loan policy and confirm lending authority;

     - implement a standard loan management system; and

     - implement a loan loss reserve policy.

INTEGRATING ACQUISITIONS MAY DETRACT ATTENTION FROM DAY-TO-DAY BUSINESS OF TEAM AND MAY RESULT IN UNEXPECTED COSTS TO TEAM.

     Once an acquired business is integrated, the future prospects of Team will be subject to a number of risks, including, among others:

     - its ability to compete effectively in new market areas;

     - its successful retention of earning assets, including loans acquired in acquisitions;

     - its ability to generate new earning assets;

     - its ability to attract deposits;

     - its ability to achieve cost savings. Historically, Team has not implemented wholesale cost cutting after acquisitions, preferring to adjust operational costs on an ongoing basis in order to preserve market share and each acquired entity's standing in its community; and

     - its ability to attract and retain qualified management and other appropriate personnel.

A failure to manage these factors may have a material adverse effect on the financial condition and results of operations of Team.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR INTERNAL GROWTH STRATEGY DUE TO NUMEROUS FACTORS WHICH AFFECT EARNINGS.

     Team intends to continue pursuing an internal growth strategy, the success of which is subject to Team's ability to generate an increasing level of loans and deposits at acceptable risk levels without corresponding increases in non-interest expenses. There can be no assurance that Team will be successful in continuing its internal growth strategies due to delays and other impediments resulting from regulatory oversight, lack of qualified personnel, scarcity of branch sites or deficient site selection of bank branches. In addition, the success of Team's internal growth strategy will depend on maintaining sufficient regulatory capital levels and on continued favorable economic conditions in Team's primary market areas.

WE FACE SIGNIFICANT COMPETITION WHICH MAY LIMIT OUR ABILITY TO GROW.

     A primary risk relating to Team's ability to achieve internal growth is competition. The banking business in Team's operating areas is highly competitive. Team competes for loans and deposits with other local, regional and national commercial banks, savings banks, savings and loan associations, finance companies, money market funds, brokerage houses, credit unions and nonfinancial institutions, many of which have substantially greater financial resources than Team. In addition, interstate banking is permitted in Kansas, Missouri and to a lesser extent in Nebraska. As a result, management believes that Team may experience significant competition in its market areas that may negatively impact its ability to achieve growth.


TEAM'S STOCK PRICE COULD FLUCTUATE SIGNIFICANTLY.



     The market price of Team's common stock could fluctuate significantly due to variations in quarterly and yearly results of operations, general trends in the banking industry and other unknown factors. Additionally, there have historically been price and volume fluctuations in the stock market that often have been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations might adversely affect the market price of Team's common stock. The Nasdaq National Market(R) has approved Team's common stock for listing under the trading symbol "TFIN." However, there can be no assurance that you will be able to sell your common stock at any particular price.


IN THE EVENT A PUBLIC MARKET FOR OUR COMMON STOCK TERMINATES, WE MAY BE EXPOSED TO AN ESOP STOCK REPURCHASE LIABILITY WHICH WOULD REDUCE STOCKHOLDERS' EQUITY.

     If a public market for Team common stock were to no longer exist, Team may be exposed to a liability to repurchase shares of its common stock held by ESOP participants. Team would then be obligated to repurchase common stock of its ESOP participants who terminate employment and elect to sell back their shares to Team, or elect to diversify their ESOP accounts pursuant to diversification rights in the Internal Revenue Code and the ESOP. Team fully expects that a public market for its common stock will develop upon completion of this offering and will continue for the foreseeable future. However, in the event repurchase obligations were to arise, they could be expected to have an adverse effect on stockholders' equity. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity."

SINCE CONTROL OF TEAM IS HELD BY ITS ESOP, DIRECTORS AND OFFICERS, THEY WILL HAVE SUBSTANTIALLY MORE INFLUENCE OVER TEAM THAN YOU.

     Team's ESOP, directors and executive officers exercise substantial influence over the affairs of Team and, subject to their fiduciary duties under the law, this factor may impede the acquisition of control of Team by a third party. Other shareholders, as a practical matter, will not have significant influence in Team's direction. As of March 31, 1999, Team's ESOP, directors and executive officers beneficially owned 60.6% of the common stock. At the present time, the trustee of the ESOP is Team, acting through its board of directors, which means that the board exerts substantial influence over the ESOP. An independent fiduciary and independent trustee have been or will be appointed with respect to the ESOP's sale of shares in this offering. Upon completion of the offering, Team's ESOP, directors and executive officers will beneficially own 41.0% of the common stock. See "Management" and "Principal Shareholders and Selling Shareholder."

IF THE COMPUTER SYSTEMS OF TEAM OR ITS SUPPLIERS AND CUSTOMERS ARE NOT YEAR 2000 COMPLIANT, TEAM'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY SUFFER.

     Team faces a significant business risk regarding how existing application software programs and operating systems will accommodate the date value for the year 2000. Many existing software application products, including software application products used by Team and its suppliers and customers, were designed to accommodate only a two-digit date value, which represents the year. The interruption to Team's business could be substantial if its current computer service provider fails in efforts to assist Team in becoming year 2000 compliant.

     In addition, failure by suppliers and customers of Team to modify and convert their own computer systems could have a significant adverse effect on the suppliers' or customers' operations and profitability, thus inhibiting their ability to provide services or repay loans to Team. It is unlikely that Team will accumulate sufficient information on its suppliers' and customers' year 2000 programs to assess adequately the impact on Team. This uncertainty may negatively impact Team's financial condition and results of operations since potential problems may not be identified prior to January 1, 2000. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Considerations."

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT ADEQUATE TO COVER ACTUAL LOSSES, OUR EARNINGS COULD DECREASE.

     Team faces the risk that its allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses could materially and adversely affect its results of operations. The inability of borrowers to repay loans can erode earnings and capital of banks. Like all financial institutions, Team maintains an allowance for loan losses that may result from loan defaults and nonperformance. The allowance for loan losses is based on prior experience with loan losses, as well as an evaluation of the risks in the current portfolio. This allowance is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond management's control. These losses may exceed current estimates.

     State and federal regulatory agencies, as an integral part of their examination process, review Team's loans and its allowance for loan losses. Management may determine a need to further increase the allowance for loan losses. Regulators, when reviewing Team's loan portfolios in the future, may require Team to increase this allowance, adversely affecting Team's earnings. Further, Team's actual loan losses may exceed its allowance for loan losses resulting in additional charges to Team and reducing profitability. For further information regarding loan loss allowances, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IF ECONOMIC CONDITIONS IN GENERAL AND IN OUR PRIMARY MARKET AREAS DETERIORATE, OUR REVENUES COULD DECREASE.

     Team's financial results may be adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates, adverse employment conditions and the monetary and fiscal policies of the federal government. Because Team has a significant amount of real estate loans, declines in real estate values could adversely affect the value of property used as collateral.

     In addition, substantially all of the loans of Team are to individuals and businesses in suburban Kansas City, eastern Kansas, western Missouri and the Omaha, Nebraska area. Any decline in the economy of these market areas could have an adverse impact on Team's revenues. There can be no assurance that positive trends or developments discussed in this prospectus will continue or that negative trends or developments will not have a significant adverse effect on Team's revenues.

A DECREASE IN INTEREST RATE SPREADS MAY DECREASE OUR PROFITS.

     A sustained decrease in interest rate spreads would have a negative effect on the net interest income and profitability of Team, and there can be no assurance that a decrease will not occur. Team's profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities. Although management believes that the maturities of Team's assets are moderately balanced in relation to maturities of liabilities, this balance involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. For further information regarding these matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Net Interest Income" and "-- Liquidity -- Asset Liability Management."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF BOOK VALUE UPON PURCHASE OF YOUR SHARES.


     If you purchase shares in this offering, and 700,000 shares are sold by Team at the offering price of $11.25 per share, the net tangible book value of your shares as of March 31, 1999 will be $7.63. As this is $3.62 less than your purchase price, you will incur immediate and substantial dilution in the book value of your shares. See "Dilution."


SALES OF COMMON STOCK BY EXISTING SHAREHOLDERS COULD ADVERSELY AFFECT THE PRICE OF YOUR STOCK.


     Sales of a significant number of shares of common stock in the public market following this offering, or the perception that the sales could occur, could adversely affect the market price of Team's common stock. Following completion of this offering, Team will have 3,701,803 shares of common stock outstanding, or 3,851,803 if the underwriters' over-allotment option is exercised in full. The shares offered pursuant to this prospectus will be freely tradeable without restriction, except for any shares which are purchased by affiliates of Team. The directors and executive officers of Team and certain other shareholders, who will hold or beneficially own an aggregate of 620,208 shares upon completion of the offering, have agreed not to offer, sell, or contract to sell any common stock for 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters. In addition, Team's ESOP, which will own 1,282,700 shares upon completion of this offering, has agreed not to sell its shares for the 180 day period, except in connection with ordinary course of business distributions of cash or common stock to its participants. See "Underwriting." Upon expiration of this 180-day period all of these shares, representing 51.4% of the total number of shares which will be outstanding following completion of the offering, could be resold by these and other persons who are affiliates of Team, subject to certain requirements of Rule 144 under the Securities Act. Rule 144 includes a limit on the number of shares that may be sold in any three-month period equal to the greater of 1% of the shares outstanding, or the average weekly trading volume of shares of common stock for the four-week period prior to the time of the resale. See "Shares Eligible for Future Sale."

IMPEDIMENTS TO TAKEOVER ATTEMPTS AND REMOVAL OF DIRECTORS AND EXECUTIVE OFFICERS MAY DEPRESS THE PRICE OF YOUR SHARES.

     Team's board of directors has adopted a shareholder rights agreement. This agreement would cause substantial dilution to any person or group that attempts to acquire Team on terms not approved in advance by Team's board of directors. In addition, there are provisions in the articles of incorporation of Team and other restrictions that would make it difficult and expensive to pursue a change in control or takeover attempt which is opposed by Team's board of directors. As a result, shareholders may not have an opportunity to participate in these types of transactions and thereby not take advantage of certain premiums paid in today's market. These restrictions may make the removal of the current board of directors difficult and could have the effect of depressing the trading price of the shares of common stock. These restrictions include:

     - management, through the ESOP and the board of directors, has effective voting and operational control of Team.

     - federal law imposes restrictions on the acquisition of control of a bank holding company, including regulatory approval requirements.

     - Kansas law, under which Team is incorporated, gives the board of directors broad discretion to resist takeover attempts, even if such a transaction would be in the best interests of Team's shareholders.

     - provisions in Team's articles of incorporation and bylaws providing that:

      - the board of directors is authorized to issue blank check preferred stock, which could be issued as part of a takeover defense.

      - the board of directors is divided into three classes that are elected over a three-year period, thus making it more difficult for a third party to acquire control of Team. See "Description of Capital
        Stock -- Anti-takeover Provisions."

     - a proposed amendment to the articles of incorporation to require a two-thirds affirmative shareholder vote for mergers, consolidations, liquidations or dissolutions of Team, and management expects the amendment will be effective as of the date of this prospectus.

     - allocation of shares in the ESOP. Certain shares of common stock allocated to Team employees under its ESOP may be voted by the ESOP trustee at the direction of employees. The ESOP trustee will vote unallocated shares, and allocated shares as to which no instructions are received, subject to the requirements of its fiduciary duties. Team, acting through its board of directors, serves as the ESOP trustee, although Team has retained an independent fiduciary to act for the ESOP in connection with this offering and will also appoint an independent trustee.

     - employment agreements with several executive officers of Team or of its subsidiary banks require severance pay of a discounted cash value for remaining unpaid base salary under the agreements plus the continuation of other benefits for up to two years upon termination of the employment agreements without cause. See "Management -- Executive Compensation."

SIGNIFICANT GOVERNMENT REGULATION MAY RESULT IN HIGHER OPERATING COSTS FOR TEAM.

     Team and its banks are subject to extensive federal and state legislation, regulation and supervision which is intended primarily to protect depositors and the Federal Deposit Insurance Corporation's Bank Insurance Fund, rather than investors. Some of the legislative and regulatory changes may increase Team's and its subsidiary banks' costs of doing business or otherwise adversely affect them and create competitive advantages for non-bank competitors. For further information concerning regulation of Team and its banks, see "Supervision and Regulation."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statements of operations data for the years ended December 31, 1998, 1997 and 1996 and the consolidated balance sheet data as of December 31, 1998 and 1997 are derived from the consolidated financial statements and related notes which have been audited by KPMG LLP, independent public accountants, and are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1995 and 1994 and the balance sheet data as of December 31, 1996, 1995 and 1994 are derived from consolidated financial statements which have been audited by KPMG LLP, but are not included in this prospectus. The data as of and for the three months ended March 31, 1999 and March 31, 1998 have been derived from unaudited financial statements which, in the opinion of management, contain all normal, recurring adjustments needed for the fair presentation of results of such periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.


                                                AT OR FOR THE
                                             THREE MONTHS ENDED
                                                  MARCH 31,               AT OR FOR THE YEARS ENDED DECEMBER 31,
                                             -------------------   ----------------------------------------------------
                                               1999       1998       1998       1997       1996       1995       1994
                                             --------   --------   --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Consolidated Statements of Operations data:
  Interest income..........................  $  7,892   $  7,526   $ 31,854   $ 26,137   $ 21,635   $ 19,661   $ 16,573
  Interest expense.........................     4,028      3,907     16,573     12,887     10,462      9,745      7,530
  Net interest income......................     3,864      3,619     15,281     13,250     11,173      9,916      9,043
  Provision for loan losses................       183        446      1,486      1,095        623        245        121
  Other income.............................     1,183        913      4,606      3,279      2,812      2,708      2,106
  Other expenses...........................     3,689      3,505     15,384     12,667     10,132     10,034      9,991
  Income taxes.............................       348        145        673        553        938        701        130
  Net income...............................       827        436      2,344      2,214      2,292      1,644        907
Consolidated Balance Sheet data:
  Total assets.............................  $434,680   $420,460   $442,352   $386,996   $300,007   $260,268   $237,770
  Total loans..............................   250,280    235,714    256,126    223,675    183,494    161,492    139,996
  Allowance for loan losses................     2,625      2,028      2,541      1,629      1,518      1,289      1,199
  Investment securities
    available-for-sale.....................   112,298    121,723    109,296    103,304     68,806     67,245     67,611
  Investment securities held-to-maturity...    25,734     24,544     25,742     22,399     17,889     13,204     12,290
  Nonperforming assets(1)..................     3,391      3,305      3,578      1,962      2,216      2,259      2,436
  Deposits.................................   375,202    367,314    384,347    333,864    258,890    225,691    206,407
  Stockholders' equity and ESOP redeemable
    common stock...........................    26,077     23,196     25,401     22,642     19,392     15,796     12,800
Per Common Share (3):
  Basic income per share...................  $   0.29   $   0.16   $   0.85   $   0.84   $   1.02   $   0.74   $   0.42
  Book value per share(2)..................      8.69       7.85       8.49       7.68       6.87       6.28       5.00
  Tangible book value per share(2).........      6.76       5.76       6.53       6.21       6.64       6.25       4.98
  Dividends paid per common share..........        --         --       0.23       0.23       0.23       0.22       0.10
Key Ratios:
  Net interest margin(4)(5)................      3.95%      4.11%      4.00%      4.36%      4.48%      4.26%      4.14%
  Return on average assets(5)..............      0.76       0.44       0.56       0.67       0.85       0.66       0.39
  Return on average stockholders'
    equity(2)(5)...........................     13.32       8.00      10.00      10.49      12.96      11.33       6.80
  Core risk-based capital ratio(2).........      7.68       6.79       7.05       6.97       9.39       8.97       9.03
  Total risk-based capital ratio(2)........      8.69       7.61       8.00       7.61      10.15       9.72       9.80
  Leverage ratio(2)........................      4.61       4.22       4.50       5.39       6.94       6.01       6.00
  Nonperforming assets to total assets.....      0.78       0.79       0.81       0.51       0.74       0.85       1.02
  Nonperforming loans to total loans.......      1.00       1.24       1.04       0.71       1.03       1.05       1.38
  Allowance for loan losses to total
    loans..................................      1.05       0.86       0.99       0.73       0.83       0.80       0.86
  Allowance for loan losses to
    nonperforming loans....................    105.00      69.57      95.10     102.13      80.36      73.83      62.29


---------------

(1) Includes loans 90 days or more delinquent and still accruing interest, nonaccrual loans and other real estate owned.

(2) Includes redeemable common stock held by ESOP.

(3) No difference exists between basic and diluted earnings per share. Gives effect to the five-for-one stock split of the common stock in December 1998.

(4) On a tax equivalent basis.

(5) Information for March 31, 1999 and 1998 is annualized.

                                USE OF PROCEEDS


     The net proceeds to Team from the sale of the common stock in this offering, after deducting the underwriting discount and estimated offering expenses, will be $7.0 million or $8.5 million if the over-allotment option is exercised in full. The net proceeds will be used to repay $6.0 million of debt, which bears interest at 1% under prime and is due on June 30, 1999, and remaining proceeds will be contributed to Team Bank N.A., one of Team's subsidiary banks. Although Team will not receive any of the proceeds from the selling shareholder's sale of shares, the ESOP currently intends to repay $1.0 million in borrowings which will reduce Team's liabilities as primary obligor and increase its stockholders' equity. In this instance, Team will incur a one-time federal tax expense of approximately $60,000. See "Dilution" and "Capitalization."


               DIVIDEND POLICY; NO PRIOR MARKET FOR COMMON STOCK

     Team has paid yearly dividends on its common stock since 1987. The table below shows the amount of dividends paid by Team for the years indicated. In past years dividend payments were advantageous to Team, because under the Internal Revenue Code, certain dividends paid to the ESOP were deductible as long as the ESOP had debt outstanding. However, after this offering it is not contemplated that the ESOP will have debt. Notwithstanding the possible loss of the deductibility of dividends paid to the ESOP, Team initiated quarterly dividends on its common stock of $.05 per share beginning in April 1999. Although Team currently intends to continue the payment of dividends, no assurance can be given that Team will continue to pay or declare dividends on common stock in the future.

                                                        DIVIDENDS PAID
YEAR                                                   PER COMMON SHARE
----                                                   ----------------
1994.................................................        $.10
1995.................................................         .22
1996.................................................         .23
1997.................................................         .23
1998.................................................         .23

     Kansas law permits Team to pay dividends on its common stock when Team is solvent and when the dividend payments would not render it insolvent. Under Kansas law, dividends may be declared and paid only out of the unsecured, unrestricted earned surplus of a corporation. The ability of Team to pay cash dividends largely depends on the amount of cash dividends paid to it by its subsidiary banks. Capital distributions, including dividends by financial institutions such as the subsidiary banks of Team, are subject to restrictions tied to the institutions' earnings and capital. Payment of dividends on Team common stock depends on payment of dividends to Team by its subsidiary banks. Generally, without prior regulatory approval, the banks cannot pay dividends during any calendar year in excess of the sum of their earnings during that year and the two previous years, less any other distributions during that period. At March 31, 1999, the banks could have paid total dividends to Team of approximately $3.2 million without prior regulatory approval. See "Supervision and Regulation" and "Description of Capital Stock."


     Prior to this offering, there has been no public market for Team's common stock, and thus no market price information is available. Team's common stock has been approved for listing on the Nasdaq National Market(R). However, there can be no assurance that a market for the common stock will be sustained.

                                    DILUTION


     The net tangible book value of Team at March 31, 1999 was approximately $20.3 million, or approximately $6.76 per share of common stock. Net tangible book value is defined as the total stockholders' equity of Team plus total redeemable ESOP common stock, less goodwill and certain other intangible assets. Net tangible book value per share is determined by dividing the net tangible book value of Team by the number of outstanding shares of common stock. After giving effect to the offering, without exercise of underwriters' over-allotment option, at the offering price of $11.25 per share, and the application of the estimated net proceeds by Team from the offering, the net tangible book value of the common stock at March 31, 1999 would have been approximately $28.3 million, or $7.63 per share. This represents an immediate dilution of $3.62 per share to investors who purchase shares of common stock in the offering. Dilution is the difference between the offering price per share and the pro forma net tangible book value per share as adjusted for the offering. The following table illustrates this per share dilution as of March 31, 1999, which is determined by subtracting the net tangible book value per share after the offering from the price paid by a new investor.



Public offering price per share(1)..........................          $11.25
Net tangible book value per share of common stock at March
  31, 1999..................................................  $6.76
Increase per share of common stock attributable to new
  investors(2)(3)...........................................    .87
                                                              -----
Pro forma net tangible book value per share of common stock
  after the offering(2)(3)..................................            7.63
                                                                      ------
Dilution per share of common stock to new investors.........          $ 3.62
                                                                      ======


---------------


(1) Before deducting the underwriting discount and estimated offering expenses.



(2) After deducting the underwriting discount and estimated offering expenses.


(3) Includes a reduction of $1.0 million of debt by Team's ESOP. See "Use of Proceeds" and "Capitalization."


     The following table summarizes on a pro forma basis as of May 31, 1999, the differences between the average price per share paid by officers and directors of Team during the past five years, including ESOP allocations, compared to the consideration paid by new investors in this offering at an offering price of $11.25 per share:



                                                                                   AVERAGE
                                                       SHARES         TOTAL         PRICE
                                                      PURCHASED   CONSIDERATION   PER SHARE
                                                      ---------   -------------   ---------
Officers............................................   141,341     $1,352,132      $ 9.57
New investors.......................................   700,000      7,875,000       11.25


     Team expects that 3,701,803 shares of common stock will be outstanding after the offering. In addition to the shares outstanding after the offering, Team may issue up to 75,000 additional shares of common stock under the employee stock purchase plan and up to 70,000 shares which Team has reserved under a stock incentive plan. See "Management -- Executive Compensation."

                                 CAPITALIZATION


     The following table sets forth the capitalization of Team at March 31, 1999 and as adjusted to give effect to the issuance and sale by Team of 700,000 shares of the common stock in this offering at the offering price of $11.25 per share and the use of net proceeds as described in "Use of Proceeds." Management believes a public market for Team's common stock will exist upon completion of this offering. Therefore, the redeemable common stock reflected outside of stockholders' equity in the historical financial statements has been classified into stockholders' equity in the as adjusted column. See note 2 to the unaudited consolidated financial statements for the periods ended March 31, 1999 and 1998.



                                                                  MARCH 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Borrowings:
  Federal funds purchased and securities sold under
     agreements to repurchase...............................  $  6,462     $ 6,462
  Notes payable.............................................    23,058      16,058
                                                              --------     -------
          Total borrowings..................................    29,520      22,520
Redeemable common stock held by ESOP........................    16,876          --
Stockholders' equity:
  Preferred stock, 10,000,000 shares authorized; no shares
     issued or outstanding..................................        --          --
  Common stock, no par value, 50,000,000 shares authorized;
     3,028,808 shares issued (3,728,808 shares issued as
     adjusted)..............................................    14,044      21,017
  Capital surplus...........................................       122         122
  Retained earnings.........................................    12,748      12,748
  Treasury stock, 27,005 shares of common stock.............      (187)       (187)
  Accumulated other comprehensive income....................       350         350
  Unearned compensation.....................................    (1,000)         --
  Less redeemable common stock held by ESOP.................   (16,876)         --
                                                              --------     -------
          Total stockholders' equity........................     9,201      34,050
          Total capitalization..............................  $ 55,597     $56,570
                                                              ========     =======
Consolidated regulatory capital ratios:
  Total risk-based capital ratio............................      8.69%      11.75%
  Core risk-based capital ratio.............................      7.68       10.74
  Leverage ratio............................................      4.61        6.46

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT AND RISK FACTORS

     The following discussion should be read in conjunction with the consolidated financial statements of Team and the notes included elsewhere in this prospectus. Team's future operating results may be affected by various trends and factors that are beyond Team's control. These include the factors set forth in "Risk Factors" and "Forward-Looking Statements." Accordingly, past results and trends may not be reliable indicators of future results or trends. With the exception of historical information, the matters discussed below include forward-looking statements that involve risks and uncertainties. Team cautions readers that a number of important factors discussed below could affect Team's actual results and cause actual results to differ materially from those in the forward-looking statements.

OVERVIEW

     Team's earnings over the past three years have essentially remained level, although asset growth has been substantial. While asset growth has resulted in increases in revenues, these increases have been offset by operating expenses, increases in provisions for loan losses and amortization of premiums paid in acquisitions accounted for by the purchase method. Team believes, however, that its existing management and systems are capable of supporting additional growth without significant increases in administrative costs to integrate the growth into operations. Team's strategy takes into account, and its experience is, that it takes up to 18 months to realize meaningful net income improvements from acquisitions and expansion.

     At March 31, 1999 total assets of Team were $434.7 million, a slight decrease from $442.4 million in total assets as of December 31, 1998. Total assets at December 31, 1997 were $387.0 million. The increase as of December 31, 1998 was the result of internal growth and the purchase of a NationsBank branch in Ottawa, Kansas completed during the first quarter of 1998. The branch's deposits of $32.0 million were invested in earning assets during the year. The decrease in total assets as of March 31, 1999 primarily resulted from a $5.9 million decline in Team's net loan balance. Commercial and other real estate loan payoffs, along with loan refinancings, were the cause of the reduction of the loan portfolio.


     Team's net income totaled $827,000 for the three months ended March 31, 1999 compared to $436,000 for the three months ended March 31, 1998, a 89.68% increase. The increase in net income was a result of an increase in net interest income of $245,000 and other income of $270,000, and a decline in the provisions for loan losses of $263,000. These changes were offset by an increase of $184,000 in other expenses.


     Net income totaled $2.3 million for 1998 compared to $2.2 million for 1997. Net income in 1998 improved as a result of increased net interest income of $2.0 million and other income of $1.3 million. These increases were offset by increased provisions for loan losses of $391,000 and other expenses of $2.7 million.

     At December 31, 1997, total assets of Team were $387.0 million, representing an $87.0 million, or 29.00% increase over that as of December 31, 1996. This increase was the result of internal growth and the 1997 purchase of one bank branch from Roosevelt Bank and one branch purchase from Mercantile Bancorporation. These branch purchases resulted in additional deposits of approximately $70.0 million. Team's net income totaled $2.2 million for 1997 compared to $2.3 million for 1996. The $78,000 decrease from 1996 was a result of increases in provisions for loan losses and other expenses which were offset by increases in net interest income and other income.

RESULTS OF OPERATIONS

  Net Interest Income

     Team's income is derived primarily from net interest income. Net interest income is the difference between interest income, principally from loans, investment securities and federal funds sold, and interest expense, principally on customer deposits and other borrowings. Changes in net interest income result from changes in volume and interest rates earned and expensed. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities.

     The following tables set forth the average balances of interest-earning assets and interest-bearing liabilities, as well as the amount of interest income or interest expense and the average rate for each category of interest-earning assets and interest-bearing liabilities on a tax-equivalent basis assuming a 34% tax rate for the periods indicated. Included in the average balances are non-accruing loans. Loan fees are included in interest income. Average balances are computed on a daily basis.

                                                                      THREE MONTHS ENDED MARCH 31,
                                                     ---------------------------------------------------------------
                                                                 1999                              1998
                                                     -----------------------------     -----------------------------
                                                                           AVERAGE                           AVERAGE
                                                                            RATE                              RATE
                                                     AVERAGE    INCOME/    EARNED/     AVERAGE    INCOME/    EARNED/
                                                     BALANCE    EXPENSES    PAID       BALANCE    EXPENSES    PAID
                                                     --------   --------   -------     --------   --------   -------
                                                                         (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
  Loans, net(1)(2)(3)..............................  $249,098    $5,679      9.12%     $227,166    $5,394      9.50%
  Investment securities -- taxable.................   111,356     1,727      6.20       107,943     1,780      6.60
  Investment securities -- nontaxable(4)...........    24,258       440      7.26        21,422       421      7.86
  Federal funds sold and interest-bearing
    deposits.......................................    21,065       190      3.61        11,434        89      3.11
                                                     --------    ------     -----      --------    ------     -----
        Total interest-earning assets..............  $405,777    $8,036      7.92%     $367,965    $7,684      8.35%
                                                     ========               -----      ========               -----
INTEREST-BEARING LIABILITIES
  Savings deposits and interest bearing checking...  $130,634    $  927      2.84%     $118,784    $  925      3.11%
  Time deposits....................................   206,236     2,689      5.22       186,716     2,597      5.56
  Federal funds purchased and securities sold under
    agreements to repurchase.......................     6,313        89      4.75        12,633       168      5.32
  Notes payable....................................    22,058       323      6.11        10,929       217      7.94
                                                     --------    ------     -----      --------    ------     -----
        Total interest-bearing liabilities.........  $365,241     4,028      4.41%     $329,062     3,907      4.75%
                                                     ========    ------     -----      ========    ------     -----
Net interest income (tax equivalent)...............              $4,008                            $3,777
                                                                 ======                            ======
Net interest margin(4)(5)..........................                          3.95%                             4.11%
                                                                            =====                             =====
Ratio of average interest-bearing liabilities to
  average interest-earning assets..................                         90.01%                            89.43%
                                                                            =====                             =====

---------------

(1) Loans are net of deferred loan fees.

(2) Non-accruing loans are included in the computation of average balances.

(3) Team includes loan fees in interest income. These fees totaled for the three months ended March 31, 1999 -- $205,000 and 1998 -- $180,000.

(4) Yield is adjusted for the tax effect of tax exempt securities. The tax effects for the three months ended March 31, 1999 was $144,000 and March 31, 1998 was $158,000.

(5) The net interest margin is net interest income divided by average interest-earning assets (on an annualized basis).

     Net interest income, on a tax equivalent basis, was $4.0 million for the three months ended March 31, 1999 an increase of $231,000 over the same period in 1998. Interest income for the three months ended March 31, 1999 totaled $8.0 million compared to $7.7 million for the same period in 1998. The increase of $352,000 is primarily due to an increase of $37.8 million, or 10.28%, in the average balance of earning assets. The majority of the increase in earning assets was attributable to average loans outstanding which increased from $227.2 million at March 31, 1998 to $249.1 million at March 31, 1999. Interest income on loans was negatively impacted by a decrease in the yield earned on loans. The average yield on loans was 9.12% for the three months ended March 31, 1999 as compared to 9.50% for the same period in 1998.

     Interest expense increased $121,000 for the three months ended March 31, 1999 compared to the same period in 1998. Interest expense on time deposits increased $92,000 primarily as a result of an increase in the average balance of such deposits of $19.5 million for the three month period ended March 31, 1999 compared to the same period in 1998. Interest expense on notes payable increased $106,000, or 48.85%, primarily as a result of an increase in the average balance of such borrowings of $11.1 million, in the three month period ended March 31, 1999 compared to the same period in 1998. Additional borrowings subsequent to March 31, 1998 were necessary to fund the acquisition of the Nations Bank branch and redeem mandatory equity replacement notes.


     As a result of these factors, net interest margin, on a tax-equivalent basis, decreased to 3.95% for the three months ended March 31, 1999 from 4.11% for the comparable period in 1998.

                                                                      YEARS ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------------------
                                                1998                            1997                            1996
                                    -----------------------------   -----------------------------   -----------------------------
                                                          AVERAGE                         AVERAGE                         AVERAGE
                                                           RATE                            RATE                            RATE
                                    AVERAGE    INCOME/    EARNED/   AVERAGE    INCOME/    EARNED/   AVERAGE    INCOME/    EARNED/
                                    BALANCE    EXPENSES    PAID     BALANCE    EXPENSES    PAID     BALANCE    EXPENSES    PAID
                                    --------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                       (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
  Loans, net (1)(2)(3)............  $245,012   $23,183      9.46%   $200,747   $19,475      9.70%   $165,725   $16,196      9.77%
  Investment
    securities -- taxable.........   115,461     7,127      6.17      85,688     5,458      6.37      69,649     4,492      6.45
  Investment securities --
    nontaxable(4).................    22,387     1,717      7.67      16,151     1,253      7.76      12,495     1,011      8.09
  Federal funds sold and interest-
    bearing deposits..............    13,455       411      3.05      11,338       377      3.33       9,106       280      3.07
                                    --------   -------     -----    --------   -------     -----    --------   -------     -----
        Total interest-earning
          assets..................  $396,315   $32,438      8.18%   $313,924   $26,563      8.46%   $256,975   $21,979      8.55%
                                    ========               -----    ========               -----    ========               -----
INTEREST-BEARING LIABILITIES
  Savings deposits and interest
    bearing checking..............  $126,963   $ 3,878      3.05%   $101,734   $ 3,181      3.13%   $ 84,107   $ 2,575      3.06%
  Time deposits...................   198,006    10,929      5.52     153,135     8,613      5.62     124,577     6,957      5.58
  Federal funds purchased and
    securities sold under
    agreements to repurchase......     9,987       528      5.29      10,654       569      5.34      10,086       535      5.30
  Notes payable...................    18,461     1,238      6.71       7,272       524      7.21       6,161       395      6.41
                                    --------   -------     -----    --------   -------     -----    --------   -------     -----
        Total interest-bearing
          liabilities.............  $353,417    16,573      4.69%   $272,795    12,887      4.72%   $224,931    10,462      4.65%
                                    ========   -------     -----    ========   -------     -----    ========   -------     -----
Net interest income (tax
  equivalent).....................             $15,865                         $13,676                         $11,517
                                               =======                         =======                         =======
Net interest margin(4)(5).........                          4.00%                           4.36%                           4.48%
                                                           =====                           =====                           =====
Ratio of average interest-bearing
  liabilities to average
  interest-earning assets.........                         89.18%                          86.90%                          87.53%
                                                           =====                           =====                           =====

---------------

(1) Loans are net of deferred loan fees.

(2) Non-accruing loans are included in the computation of average balances.

(3) Team includes loan fees in interest income. These fees totaled $974,000 in 1998, $905,000 in 1997 and $713,000 in 1996.

(4) Yield is adjusted for the tax effect of tax exempt securities. The tax effects were $584,000 in 1998, $426,000 in 1997 and $344,000 in 1996.

(5) The net interest margin is net interest income divided by average interest-earning assets.

     Total interest income on a tax equivalent basis was $32.4 million for 1998 compared to $26.6 million in 1997, representing a 22.12% increase. The overall increase in interest income is the result of Team's purchase of a NationsBank branch in the first quarter of 1998, which resulted in increased deposits of approximately $32.0 million. These deposits were used to fund loans as Team's growth strategy continued, with the remainder placed in investment securities. Deployment of purchased deposits into loans, the highest yielding interest-earning assets, takes a significant period of time to complete. This time lag of deployment of assets from the branch purchase also contributed to the decreases in net interest margin for 1997 and 1998. Interest income on loans increased $3.7 million, or 19.04%, primarily due to increased loan volume in 1998. For 1998, the average balance of loans increased by $44.3 million or 22.05%. Interest income on loans in 1998 was negatively impacted by a 0.24% decrease in the yield earned on loans, 9.46% in 1998 compared to 9.70% in 1997. Tax equivalent interest income on investment securities increased $2.1 million, or 31.78%, primarily due to increased volume in 1998. For 1998, the average combined investment balances increased by $36.0 million or 35.36%.

     Total interest expense was $16.6 million for 1998 compared to $12.9 million for 1997, representing a 28.60% increase. Interest expense on savings and interest-bearing checking increased $697,000, or 21.91%, primarily as a result of an increase in the balance of these deposits of $25.2 million, or 24.80% in 1998 compared to 1997. Interest expense on time deposits increased $2.3 million, or 26.89%, primarily as a result of an increase in the average balance of these deposits of $44.9 million, or 29.30% in 1998. Interest expense on notes payable increased $714,000, or 136.26%, primarily as a result of an increase in the average balance of these borrowings of $11.2 million, or 153.86% in 1998 compared to 1997. Additional borrowings in 1998 were necessary to fund the acquisition of the branch noted above, meet $1.4 million of payments associated with repurchase obligations under its ESOP and redeem $937,000 of mandatory equity replacement notes. See "-- Liquidity" and notes 9 and 10 to the consolidated financial statements.

     As a result of the changes described above, the net interest income on a tax equivalent basis increased to $2.2 million, or 16.01% for 1998 compared to 1997.

     Total interest income on a tax equivalent basis was $26.6 million for 1997 compared to $22.0 million for 1996, representing a 20.86% increase. Interest income on loans increased $3.3 million, or 20.25%. This increase was primarily the result of increased loan volume in 1997 as the average rate decreased slightly. For 1997, the average balance of loans increased by $35.0 million or 21.13%. Interest income on a tax equivalent basis for investments increased $1.2 million, or 21.95%, primarily due to increased volume in 1997 as rates again decreased. For 1997, the average combined investment balance increased by $19.7 million or 23.98% compared to 1996.

     Total interest expense was $12.9 million for 1997 compared to $10.5 million for 1996, representing a 23.18% increase. Interest expense on savings and interest bearing checking increased $606,000, or 23.53%, as a result of an increase in the average balance of these deposits of $17.6 million, or 20.96% and a slight increase paid on these deposits in 1997. Interest expense on time deposits increased $1.7 million, or 23.80%, as a result of an increase in the average balance of these deposits of $28.6 million, or 22.92% in 1997 compared to 1996 and a slight increase in rates paid on these deposits in 1997.

     As a result of the changes described above, the net interest income on a tax equivalent basis increased to $2.2 million, or 18.75% for 1997 compared to 1996.

     The following table presents the components of changes in Team's net interest income, on a tax-equivalent basis, attributed to volume and rate. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in rate.


                                        THREE MONTHS
                                      ENDED MARCH 31,                     YEARS ENDED DECEMBER 31,
                                  ------------------------   ---------------------------------------------------
                                   1999 COMPARED TO 1998      1998 COMPARED TO 1997      1997 COMPARED TO 1996
                                  ------------------------   ------------------------   ------------------------
                                  TOTAL                      TOTAL                      TOTAL
                                  VOLUME   RATE    CHANGES   VOLUME   RATE    CHANGES   VOLUME   RATE    CHANGES
                                  ------   -----   -------   ------   -----   -------   ------   -----   -------
                                                                  (IN THOUSANDS)
INTEREST INCOME
  Loans.........................   $521    $(236)   $285     $4,294   $(586)  $3,708    $3,423   $(144)  $3,279
  Investment
    securities -- taxable.......     56     (109)    (53)    1,896     (227)   1,669    1,034      (68)     966
  Investment securities --
    nontaxable..................     56      (37)     19       484      (20)     464      296      (54)     242
  Federal funds sold and
    interest-bearing deposits...     75       26     101        71      (37)      34       69       28       97
                                   ----    -----    ----     ------   -----   ------    ------   -----   ------
         Total interest
           income...............    708     (356)    352     6,745     (870)   5,875    4,822     (238)   4,584
INTEREST EXPENSE
  Savings deposits and interest-
    bearing checking............     92      (90)      2       789      (92)     697      540       66      606
  Time deposits.................    272     (180)     92     2,524     (208)   2,316    1,595       61    1,656
  Federal funds purchased and
    securities sold under
    agreements to repurchase....    (84)       5     (79)      (36)      (5)     (41)      30        4       34
  Notes payable.................    221     (115)    106       806      (92)     714       71       58      129
                                   ----    -----    ----     ------   -----   ------    ------   -----   ------
         Total interest
           expense..............    501     (380)    121     4,083     (397)   3,686    2,236      189    2,425
                                   ----    -----    ----     ------   -----   ------    ------   -----   ------
Increase (decrease) in net
  interest income...............   $207    $  24    $231     $2,662   $(473)  $2,189    $2,586   $(427)  $2,159
                                   ====    =====    ====     ======   =====   ======    ======   =====   ======


  Other Income

     The following table sets forth Team's other income for the indicated periods.

                                                       THREE MONTHS
                                                     ENDED MARCH 31,    YEARS ENDED DECEMBER 31,
                                                     ----------------   ------------------------
                                                      1999      1998     1998     1997     1996
                                                     -------    -----   ------   ------   ------
                                                                   (IN THOUSANDS)
Service charges....................................  $  540     $461    $2,039   $1,670   $1,400
Trust fees.........................................     141       79       454      408      368
Gain on sales of mortgage loans....................     192      137       664      268      230
Gain (loss) on sales of investment securities......      --        1        18        2      (40)
Mortgage servicing fees............................      77       65       267      239      228
Credit card fees...................................      32       37       148      147      144
ATM fees...........................................      20       24        91       84       55
Other..............................................     181      109       925      461      427
                                                     ------     ----    ------   ------   ------
          Total other income.......................  $1,183     $913    $4,606   $3,279   $2,812
                                                     ======     ====    ======   ======   ======

     During the three months ended March 31, 1999, total other income increased $270,000, or 29.57%, compared to the same period in 1998. The increase was attributable to service charges, trust fees, and gain on sale of mortgage loans, which increased $79,000, $62,000, and $55,000. Service charges and trust fees reported increases due to a larger customer base. Gain on sale of real estate loans increased as a result of the lower rate environment. This environment generated significant refinancings and higher turnover of loans, which in turn resulted in origination fees and gains from sales of above-market rate loans.

     Other income was $4.6 million for 1998 compared to $3.3 million for 1997, representing a 40.47% increase. In 1998, service charges increased $369,000 and trust fees increased $46,000 in 1998 as a result of a larger customer base. Gain on sale of mortgage loans increased $396,000 in 1998 as a result of the lower rate environment, which generated significant refinancings.

     Other income was $3.3 million for 1997 compared to $2.8 million for 1996, representing a 16.61% increase. This increase was primarily due to an increase in service charges of $270,000, again resulting from Team's acquisitions and the resulting increased customer base.

  Other Expenses

     The following table presents Team's operating expenses for the indicated periods.

                                                  THREE MONTHS
                                                 ENDED MARCH 31,    YEARS ENDED DECEMBER 31,
                                                 ---------------   ---------------------------
                                                  1999     1998     1998      1997      1996
                                                 ------   ------   -------   -------   -------
                                                           (IN THOUSANDS)
Salaries and employee benefits.................  $1,858   $1,766   $ 7,835   $ 6,419   $ 5,128
Occupancy and equipment........................     461      412     1,805     1,668     1,298
Data processing................................     343      273     1,265     1,033       879
Professional fees..............................     203      106       874       717       599
Marketing......................................      54      121       479       395       274
Goodwill and other intangible amortization.....     173      158       611       202        32
Other..........................................     597      669     2,515     2,233     1,922
                                                 ------   ------   -------   -------   -------
          Total other expenses.................  $3,689   $3,505   $15,384   $12,667   $10,132
                                                 ======   ======   =======   =======   =======

     Other expenses were $3.7 million for the three months ended March 31, 1999 compared to $3.5 million for the same period in 1998. The increase was primarily attributable to an increase in salaries and employee benefits of $92,000 and professional fees of $97,000 resulting from Team's growth. The increases were reduced by a decline in marketing costs of $67,000.

     Other expenses were $15.4 million for 1998 compared to $12.7 million for 1997, representing a 21.45% increase. The increase was attributable to an increase in salaries and employee benefits of $1.4 million resulting from employees who were retained in acquisitions and new employees hired in connection with a branch opening.

     Goodwill and other intangible amortization increased from 1997 primarily as a result of amortization of goodwill established by premiums paid on branch acquisitions purchased in the latter part of 1997 and early 1998. Recent acquisitions by Team of branches have been accounted for using purchase accounting, which means that the excess of the purchase price over the carrying value of the assets acquired is recorded in the consolidated financial statements as goodwill, which is amortized over 15 years from the date of each acquisition. This amortization is a non-cash operating expense which reduces net income. For example, goodwill amortization increased $33,000 in the first quarter of 1999 from the same period in 1998 and was $405,000 in 1998 versus $140,000 in 1997 and $17,000 in 1996.


     The balance of goodwill on Team's balance sheet at March 31, 1999 was $5.7 million. Amortization of this amount will result in expense of $380,000 per year.


     Other expenses were $12.7 million for 1997 compared to $10.1 million for 1996, representing a 25.02% increase. The increase is primarily attributable to an increase in salaries and employee benefits of $1.3 million in 1997 due primarily to staff retained at acquired branches. Additionally, occupancy and equipment expense increased $370,000 in 1997.

  Income Tax Expense

     Income tax expense was $348,000 for the three months ended March 31, 1999 compared to $145,000 for the same period in 1998. Income tax expense was $673,000 for 1998 compared to $553,000 for 1997, representing a 21.70% increase. The effective tax rates were 22% for 1998 and 20% for 1997. The effective tax rate is less than the statutory federal rate of 34% due primarily to municipal interest income and the income tax benefit resulting from dividends paid to the ESOP. Under the Internal Revenue Code, Team can deduct dividends paid to its ESOP under limited circumstances.

     Income tax expense was $553,000 for 1997 compared to $938,000 for 1996, representing a 41.04% decrease. The effective tax rates were 20% for 1997 and 29% for 1996. Team's effective tax rate was significantly lower in 1997 as compared to 1996 as a result of increased municipal interest income, lower state taxes and the utilization of federal tax credits.

FINANCIAL CONDITION

  Loan Portfolio Composition

     The following tables present the composition of Team's loan portfolio by type of loan at the dates indicated.

                                                                      DECEMBER 31,
                                            -----------------------------------------------------------------
                          MARCH 31, 1999          1998               1997               1996           1995
                         ----------------   ----------------   ----------------   ----------------   --------
                          AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT
                         --------   -----   --------   -----   --------   -----   --------   -----   --------
                                                        (DOLLARS IN THOUSANDS)
Real estate:
  1-4 family...........  $ 82,831   33.4%   $ 85,093    33.5%  $ 74,049    33.3%  $ 63,575    34.9%  $ 57,618
  Construction.........    13,709     5.6     14,411     5.7     12,292     5.5      9,608     5.3      6,265
  Other................    25,223    10.2     25,809    10.2     26,816    12.1     20,655    11.4     20,576
                         --------   -----   --------   -----   --------   -----   --------   -----   --------
        Total..........   121,763    49.2    125,313    49.4    113,157    50.9     93,838    51.6     84,459
Commercial.............    92,388    37.3     94,478    37.3     75,048    33.8     57,709    31.7     47,728
Installment and
  other................    36,440    14.7     36,652    14.4     35,785    16.1     32,274    17.7     29,585
                         --------   -----   --------   -----   --------   -----   --------   -----   --------
Gross loans............   250,591   101.2    256,443   101.1    223,990   100.8    183,821   101.0    161,772
Unearned fees..........      (311)   (0.1)      (317)   (0.1)      (315)   (0.1)      (327)   (0.2)      (280)
                         --------   -----   --------   -----   --------   -----   --------   -----   --------
Loans..................   250,280   101.1    256,126   101.0    223,675   100.7    183,494   100.8    161,492
Less allowance for loan
  losses...............    (2,625)   (1.1)    (2,541)   (1.0)    (1,629)   (0.7)    (1,518)   (0.8)    (1,289)
                         --------   -----   --------   -----   --------   -----   --------   -----   --------
        Total net
          loans........  $247,655   100.0%  $253,585   100.0%  $222,046   100.0%  $181,976   100.0%  $160,203
                         ========   =====   ========   =====   ========   =====   ========   =====   ========

                               DECEMBER 31,
                         ------------------------
                         1995          1994
                         -----   ----------------
                           %      AMOUNT      %
                         -----   --------   -----
                          (DOLLARS IN THOUSANDS)
Real estate:
  1-4 family...........   36.0%  $ 53,998    38.9%
  Construction.........    3.9      4,870     3.5
  Other................   12.8     17,689    12.7
                         -----   --------   -----
        Total..........   52.7     76,557    55.2
Commercial.............   29.8     37,372    26.9
Installment and
  other................   18.5     26,341    19.0
                         -----   --------   -----
Gross loans............  101.0    140,270   101.1
Unearned fees..........   (0.2)      (274)   (0.2)
                         -----   --------   -----
Loans..................  100.8    139,996   100.9
Less allowance for loan
  losses...............   (0.8)    (1,199)   (0.9)
                         -----   --------   -----
        Total net
          loans........  100.0%  $138,797   100.0%
                         =====   ========   =====

     As of March 31, 1999, loans were $250.3 million compared to $256.1 million at December 31, 1998, representing a slight decrease of $5.8 million mainly due to refinances and sales of mortgage loans. Loans at December 31, 1998 increased by $32.4 million compared to loans of $223.7 million at December 31, 1997. This increase resulted primarily from internal growth, and was funded through an increase in deposits associated with the acquisition of a NationsBank branch in the first quarter of 1998.

     Real estate mortgage loans represent the largest type of loans of Team. As of March 31, 1999, these loans of $121.8 million decreased from $125.3 million as of December 31, 1998. These loans at December 31, 1998 increased by $12.1 million, or 10.74%, compared to real estate mortgage loans of $113.2 million at December 31, 1997. Included in real estate mortgage loans are 1 to 4 family residential loans with a balance of $82.8 million at March 31, 1999. Substantially all of these loans were originated in Team's market area. Additionally, included in real estate mortgage loans are real estate mortgage loans held for sale. Team will typically sell fixed rate mortgage loans to permanent investors with the servicing rights retained. Capitalized servicing rights are recorded at the time the loan is sold, thereby increasing the gain on sale by such amount. At March 31, 1999 the balance of these loans held for sale was $3.3 million.

     Real estate construction loans consist primarily of single family construction in Team's primary market areas. The balance of these loans was $13.7 million at March 31, 1999, compared to the December 31, 1998 balance of $14.4 million. Team recently has experienced steady growth in its markets for these loans with the balance increasing in each of the last five years to $14.4 million at December 31, 1998 from $4.9 million at December 31, 1994.

     Commercial loans include loans to service, retail, wholesale and light manufacturing businesses. At March 31, 1999, commercial loans, excluding agriculture, were $70.0 million compared to $69.5 million at December 31, 1998 and $55.4 million at December 31, 1997, reflecting an overall increase of $14.6 million, or 30.56%.


     Included within commercial loans are agricultural loans to farmers for production and other agricultural needs. At March 31, 1999, agricultural loans were $22.4 million compared to $25.0 million at December 31, 1998, and $19.6 million at December 31, 1997, reflecting an overall increase of 14.29%.


     Installment and other loans include automobile, residential, and other personal loans. The majority of these loans are installment loans with fixed interest rates. Although increasing in dollar amount, installment and other loans have been decreasing as a percentage of total loans over the past several years as Team places more emphasis on growing the real estate and commercial portion of their loan portfolio. Team also has a small portfolio of credit card loans.

     Team believes that its philosophy in extending credit is relatively conservative in nature, with a presumption that most credit should have both a primary and secondary source of repayment, and that the primary source should generally be operating cash flows, while the secondary source should generally be disposition of collateral. Team engages in very little unsecured lending, and generally requires personal guarantees of principals for business obligations. Team's lending policy requires both loan officer and loan committee approval for significant credits. See "Business -- Loan Administration."

     At March 31, 1999 net loans totaled 65.98% of total deposits and 57.00% of total assets.

  Loan Maturities

     The following tables present, at March 31, 1999 and December 31, 1998, loans by maturity in each major category of Team's portfolio based on contractual repricing schedules. Actual maturities may differ from the contractual repricing maturities shown below as a result of renewals and prepayments. Loan renewals are re-evaluated using substantially the same credit procedures that are used when loans are made.

                                                                  MARCH 31, 1999
                                   -----------------------------------------------------------------------------
                                                    OVER ONE YEAR
                                                  THROUGH FIVE YEARS            OVER FIVE YEARS
                                   ONE YEAR   --------------------------   --------------------------
                                   OR LESS    FIXED RATE   FLOATING RATE   FIXED RATE   FLOATING RATE    TOTAL
                                   --------   ----------   -------------   ----------   -------------   --------
                                                                  (IN THOUSANDS)
Real estate:
  1-4 family.....................  $ 23,990    $ 3,253        $20,217       $22,232        $13,139      $ 82,831
  Construction...................    12,563        724            408            --             14        13,709
  Other..........................    13,155      4,238          2,766         4,171            893        25,223
                                   --------    -------        -------       -------        -------      --------
          Total..................    49,708      8,215         23,391        26,403         14,046       121,763
Commercial.......................    54,239     18,477         14,196         3,547          1,929        92,388
Installment and other............     8,804     25,635            220         1,759             22        36,440
                                   --------    -------        -------       -------        -------      --------
  Gross loans....................   112,751     52,327         37,807        31,709         15,997       250,591
Unearned loan fees...............       (45)       (72)          (153)          (21)           (20)         (311)
                                   --------    -------        -------       -------        -------      --------
  Loans..........................  $112,706    $52,255        $37,654       $31,688        $15,977      $250,280
                                   ========    =======        =======       =======        =======      ========

                                                                 DECEMBER 31, 1998
                                   -----------------------------------------------------------------------------
                                                    OVER ONE YEAR
                                                  THROUGH FIVE YEARS            OVER FIVE YEARS
                                   ONE YEAR   --------------------------   --------------------------
                                   OR LESS    FIXED RATE   FLOATING RATE   FIXED RATE   FLOATING RATE    TOTAL
                                   --------   ----------   -------------   ----------   -------------   --------
                                                                  (IN THOUSANDS)
Real estate:
  1-4 family.....................  $ 24,323    $ 4,497        $21,325       $23,310        $11,638      $ 85,093
  Construction...................    13,402        768            155            86             --        14,411
  Other..........................    11,641      3,215          5,751         4,077          1,125        25,809
                                   --------    -------        -------       -------        -------      --------
          Total..................    49,366      8,480         27,231        27,473         12,763       125,313
Commercial.......................    59,865     17,743         11,309         5,061            500        94,478
Installment and other............     9,499     25,662            233         1,198             60        36,652
                                   --------    -------        -------       -------        -------      --------
  Gross loans....................   118,730     51,885         38,773        33,732         13,323       256,443
Unearned loan fees...............       (42)       (75)          (152)          (25)           (23)         (317)
                                   --------    -------        -------       -------        -------      --------
  Loans..........................  $118,688    $51,810        $38,621       $33,707        $13,300      $256,126
                                   ========    =======        =======       =======        =======      ========

  Nonperforming loans

     Nonperforming loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual loans and restructured loans. When, in the opinion of management, a reasonable doubt exists as to the collectibility of interest, regardless of the delinquency status of a loan, the accrual of interest income is discontinued and any interest accrued to date is reversed through a charge to income. While a loan is on nonaccrual status, it is Team's policy that interest income is recognized only after payment in full of principal. Generally, management places loans which are greater than 90 days past due on nonaccrual. At March 31, 1999 and December 31, 1998, Team had an insignificant amount of restructured loans.

     The following table presents information concerning the nonperforming assets of Team at the dates indicated.

                                                                     DECEMBER 31,
                                          MARCH 31,   ------------------------------------------
                                            1999       1998     1997     1996     1995     1994
                                          ---------   ------   ------   ------   ------   ------
                                                          (DOLLARS IN THOUSANDS)
Nonaccrual loans........................   $2,010     $2,241   $1,078   $1,652   $1,458   $1,122
Loans 90 days past due and still
  accruing..............................      490        431      517      236      232      803
                                           ------     ------   ------   ------   ------   ------
  Non-performing loans..................    2,500      2,672    1,595    1,888    1,690    1,925
Other real estate owned.................      891        906      367      327      513      511
                                           ------     ------   ------   ------   ------   ------
          Total non-performing assets...   $3,391     $3,578   $1,962   $2,215   $2,203   $2,436
                                           ======     ======   ======   ======   ======   ======
Non-performing loans as a percentage of
  total loans...........................     1.00%      1.04%    0.71%    1.03%    1.05%    1.38%
Non-performing assets as a percentage of
  total assets..........................     0.78%      0.81%    0.51%    0.74%    0.85%    1.02%

     Total non-performing assets totaled $3.4 million at March 31, 1999, compared to $3.6 million at December 31, 1998, representing a decrease of 5.23%. Other real estate owned at March 31, 1999 consists of 18 properties held by Team's subsidiary banks. Two properties with an aggregate book value of $284,000 represent commercial real estate lots foreclosed in 1998. Another property with a book value of $142,000 is a commercial office building which is leased by one of Team's subsidiary banks. Management is not aware of any adverse trend relating to Team's loan portfolio.

     As of March 31, 1999 and December 31, 1998, there were no significant balance of loans excluded from nonperforming loans set forth above, where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in such loans becoming nonperforming.

  Analysis of Allowance for Loan Losses

     Management maintains its allowance for loan losses based on industry standards, historical experience and an evaluation of economic conditions. Team regularly reviews delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans if their ultimate collectibility is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary. The allowance is increased by provisions for loan losses and reduced by loans charged-off, net of recoveries.

     The following table sets forth information regarding changes in the allowance for loan losses of Team for the periods indicated.

                                            THREE MONTHS ENDED                 YEAR ENDED DECEMBER 31,
                                                MARCH 31,        ----------------------------------------------------
                                                   1999            1998       1997       1996       1994       1996
                                            ------------------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
Average total loans.......................       $249,098        $245,012   $200,747   $165,725   $158,958   $133,694
Total loans at end of period..............       $250,280        $256,126   $223,675   $183,494   $161,492   $139,996
Allowance at beginning of year............       $  2,541        $  1,629   $  1,518   $  1,289   $  1,199   $  1,052
Loans charged-off:
  Real estate:
    1-4 family............................            (12)            (14)        (6)        (8)        (9)       (22)
    Construction..........................             --              --         --         --         --         --
    Other.................................             --              --         --         --         --         --
  Commercial..............................            (10)           (169)      (655)      (316)       (72)       (42)
  Installment and other...................           (125)           (540)      (481)      (371)      (199)      (207)
                                                 --------        --------   --------   --------   --------   --------
        Total charge-offs.................           (147)           (723)    (1,142)      (695)      (280)      (271)
Recoveries
  Real estate:
    1-4 family............................              8               1         --         --          9        110
    Construction..........................             --              --         --         --         --         --
    Other.................................             --              --         --          9         --         --
  Commercial, financial and
    agricultural..........................              8              28         59         49         46        109
  Installment and other...................             32             120         99         92         70         78
                                                 --------        --------   --------   --------   --------   --------
        Total recoveries..................             48             149        158        150        125        297
Net (charge-offs) recoveries..............            (99)           (574)      (984)      (545)      (155)        26
Provision for loan losses.................            183           1,486      1,095        623        245        121
Allowance of acquired bank................             --              --         --        151         --         --
                                                 --------        --------   --------   --------   --------   --------
Allowance at end of period................       $  2,625        $  2,541   $  1,629   $  1,518   $  1,289   $  1,199
                                                 ========        ========   ========   ========   ========   ========
Ratio of net charge-offs to average total
  loans...................................          (0.16)%         (0.23)%    (0.49)%    (0.33)%    (0.10)%    (0.02)%
Allowance to total loans at end of
  period..................................           1.05            0.99       0.73       0.83       0.80       0.86
Allowance to nonperforming loans..........         105.00           95.10     102.13      80.36      73.83      62.29

     The allowance for loan losses at March 31, 1999 totaled $2.6 million, and at December 31, 1998 totaled $2.5 million, 1997 totaled $1.6 million and 1996 totaled $1.5 million. The allowance for loan losses as a percentage of total loans was 1.05% at March 31, 1999, and 0.99% at December 31, 1998, 0.73% at 1997
and 0.83% at 1996. The provision for loan losses was $1.5 million for 1998 compared to $1.1 million for 1997 and $623,000 for 1996. The allowance to non-performing loans ratio was 105.00% at March 31, 1999 and was 95.10% at December 31, 1998, 102.13% at 1997 and 80.36% at 1996.

     Net charge-offs were $99,000 for the first three months of 1999, and were $574,000 for 1998, $984,000 for 1997 and $545,000 for 1996. Charge-offs in 1997 were higher as a result of a large commercial loan customer which filed for bankruptcy. As a result, charge-offs of $557,000 were recognized on this loan.

     Provisions for loan losses have increased steadily over the past several years to keep pace with the loan growth Team has experienced and to maintain the allowance at a level sufficient to absorb identified and unidentified loan losses. However, due to a decline in non-performing loans and the outstanding loan balance since the end of the year, largely due to payoffs in commercial and other real estate loans, Team reduced the provision for the three month period ended March 31, 1999. The provision recorded during the three month period ended March 31, 1999 was consistent with management's philosophy of maintaining reserves at or near 1.0% of total loans outstanding.

     Team's lending personnel are responsible for continuous monitoring of the loan portfolio. Additionally, since 1997 Team has retained an independent loan review company which reviews the loan portfolio on a quarterly basis to determine compliance with loan policy, including the appropriateness of risk ratings assigned to individual loans, as well as the allowance for loan losses. The allowance for loan losses is based primarily on management's estimates of possible loan losses from the foregoing processes and historical experience. Team's loan portfolio is also subject to periodic examination by regulatory agencies. These agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

     The following tables present an allocation of the allowance for loan losses by loan category as of the dates indicated. The allocation tables should not be interpreted as an indication of the specific amounts, by loan classification, to be charged to the allowance. Management believes that the table may be a useful device for assessing the adequacy of the allowance as a whole. The table has been derived in part by applying historical loan loss ratios to both internally classified loans and the portfolio as a whole to determine the allocation of the loan losses attributable to each category of loans.

                                                                              DECEMBER 31,
                             MARCH 31,          ------------------------------------------------------------------------
                                1999                     1998                     1997                     1996
                       ----------------------   ----------------------   ----------------------   ----------------------
                                    LOANS IN                 LOANS IN                 LOANS IN                 LOANS IN
                                    CATEGORY                 CATEGORY                 CATEGORY                 CATEGORY
                                     AS OF                    AS OF                    AS OF                    AS OF
                        AMOUNT     PERCENTAGE    AMOUNT     PERCENTAGE    AMOUNT     PERCENTAGE    AMOUNT     PERCENTAGE
                       OF GROSS     OF TOTAL    OF GROSS     OF TOTAL    OF GROSS     OF TOTAL    OF GROSS     OF TOTAL
                       ALLOWANCE     LOANS      ALLOWANCE     LOANS      ALLOWANCE     LOANS      ALLOWANCE     LOANS
                       ---------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                                            (DOLLARS IN THOUSANDS)
Real estate:
  1-4 family.........   $  232        33.1%      $  213        33.2%      $  185        33.1%      $  159        34.7%
  Construction.......       41         5.3           36         5.6           31         5.5           24         5.2
  Other..............       65        10.1           65        10.2           67        12.1           52        11.3
Commercial...........    1,015        36.9          945        36.8          750        33.5          577        31.3
Installment and
  other..............      570        14.6          550        14.2          537        15.8          484        17.5
Unallocated..........      702          --          732          --           59          --          222          --
                        ------       -----       ------       -----       ------       -----       ------       -----
        Total........   $2,625       100.0%      $2,541       100.0%      $1,629       100.0%      $1,518       100.0%
                        ======       =====       ======       =====       ======       =====       ======       =====

                                        DECEMBER 31,
                       -----------------------------------------------
                                1995                     1994
                       ----------------------   ----------------------
                                    LOANS IN                 LOANS IN
                                    CATEGORY                 CATEGORY
                                     AS OF                    AS OF
                        AMOUNT     PERCENTAGE    AMOUNT     PERCENTAGE
                       OF GROSS     OF TOTAL    OF GROSS     OF TOTAL
                       ALLOWANCE     LOANS      ALLOWANCE     LOANS
                       ---------   ----------   ---------   ----------
                                   (DOLLARS IN THOUSANDS)
Real estate:
  1-4 family.........   $  144        35.7%      $  135        38.6%
  Construction.......       16         3.9           12         3.5
  Other..............       51        12.6           44        12.5
Commercial...........      477        29.5          374        26.6
Installment and
  other..............      444        18.3          395        18.8
Unallocated..........      157          --          239          --
                        ------       -----       ------       -----
        Total........   $1,289       100.0%      $1,199       100.0%
                        ======       =====       ======       =====

     The provision for loan losses takes into account many factors such as Team's prior experience with loan losses and an evaluation of the risks in the loan portfolio at any given time, including changes in economic, operating and other conditions of borrowers, the economies in Team's areas of operations and, to a lesser extent, the national economy. Management believes that the approximate amount of charge-offs remaining in 1999 by loan category will be consistent with historical experience. This is a good faith estimate only and is subject to several factors beyond the control of Team.

  Investments

     Team invests a portion of its available funds in short-term and long-term instruments, including federal funds sold and investment securities. Team's investment portfolio is designed to provide liquidity for cash-flow requirements, aid in the interest rate risk management process and provide collateral for certain public deposits and other borrowing arrangements. At March 31, 1999 and December 31, 1998, the investment portfolio was comprised principally of obligations of the U.S. Government or its agencies, obligations of states and political subdivisions and mortgage-backed securities.

     The following table presents Team's investments in certain securities accounted for as available-for-sale and held-to-maturity. "Other" investments is comprised of Federal Home Loan Bank stock, Federal Reserve stock, mutual funds and certain equity securities, all of which carry no stated maturity.

                                                                          DECEMBER 31,
                                                      MARCH 31,   -----------------------------
                                                        1999        1998       1997      1996
                                                      ---------   --------   --------   -------
                                                                   (IN THOUSANDS)
Securities available-for-sale:
  U.S. Treasury and government agencies.............  $ 43,449    $ 43,172   $ 59,395   $62,709
  Obligations of state and political subdivisions...     2,237       2,471      2,205     2,177
  Mortgage-backed securities........................    63,070      59,785     37,326        --
  Other.............................................     3,542       3,868      4,378     3,920
                                                      --------    --------   --------   -------
          Total.....................................  $112,298    $109,296   $103,304   $68,806
Securities held-to-maturity:
  U.S. Treasury and government agencies.............  $  3,324    $  3,925   $  4,401   $ 4,729
  Obligations of state and political subdivisions...    22,328      21,817     17,998    13,160
  Mortgage-backed securities........................        --          --         --        --
  Other.............................................        82          --         --        --
                                                      --------    --------   --------   -------
          Total.....................................  $ 25,734    $ 25,742   $ 22,399   $17,889
                                                      --------    --------   --------   -------
          Total investment securities...............  $138,032    $135,038   $125,703   $86,695
                                                      ========    ========   ========   =======

     Team invests a portion of its available funds in short-term and long-term instruments, including federal funds sold and investment securities. Team's investment portfolio is designed to provide liquidity for cash-flow requirements, aid in the interest rate risk management process and provide collateral for certain public deposits and other borrowing arrangements. At March 31, 1999, the investment portfolio was comprised principally of obligations of the U.S. Government or its agencies, obligation of states and political subdivisions, and mortgage backed securities.

     At March 31, 1999 and December 31, 1998, the investment portfolio contained no investments which were considered to be derivatives, structured notes or similar instruments that are classified as "High-Risk Securities" as defined by the Federal Financial Institutions Examinations Council.

     The following tables set forth a summary of the maturities in the investment portfolio at March 31, 1999 and December 31, 1998.

                                                                   MARCH 31, 1999
                              -----------------------------------------------------------------------------------------
                                                   OVER ONE YEAR    OVER FIVE YEARS
                                                      THROUGH           THROUGH
                              ONE YEAR OR LESS      FIVE YEARS         TEN YEARS      OVER TEN YEARS        TOTAL
                              -----------------   ---------------   ---------------   --------------   ----------------
                               AMOUNT    YIELD    AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT   YIELD    AMOUNT    YIELD
                              --------   ------   -------   -----   -------   -----   ------   -----   --------   -----
                                                               (DOLLARS IN THOUSANDS)
U.S. Treasury and
  agencies..................  $18,076     6.43%   $25,826   6.18%   $2,397    6.11%   $ 474    5.91%   $ 46,773   6.27%
Obligations of states and
  political subdivisions....    1,118     7.46     7,919    7.46     9,534    7.11    5,994    7.40      24,565   7.31
Mortgage-backed
  securities................   19,086     5.65    34,362    6.52     7,496    6.07    2,126    6.77      63,070   6.18
Other(1)....................    3,624       --        --      --        --      --       --      --       3,624     --
                              -------     ----    -------   ----    -------   ----    ------   ----    --------   ----
        Total...............  $41,904             $68,107           $19,427           $8,594           $138,032
                              =======             =======           =======           ======           ========

---------------

(1) Other securities consist principally of Federal Home Loan Bank stock, Federal Reserve stock, and mutual funds which have no stated yield.

                                                                    DECEMBER 31, 1998
                                -----------------------------------------------------------------------------------------
                                                     OVER ONE YEAR    OVER FIVE YEARS
                                                        THROUGH           THROUGH
                                ONE YEAR OR LESS      FIVE YEARS         TEN YEARS      OVER TEN YEARS        TOTAL
                                -----------------   ---------------   ---------------   --------------   ----------------
                                 AMOUNT    YIELD    AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT   YIELD    AMOUNT    YIELD
                                --------   ------   -------   -----   -------   -----   ------   -----   --------   -----
                                                                 (DOLLARS IN THOUSANDS)
U.S. Treasury and agencies....  $14,297     6.35%   $30,895   6.23%   $ 1,412   5.73%   $ 493    5.96%   $ 47,097   6.25%
Obligations of states and
  political subdivisions......    1,219     7.62      7,472   7.47      9,714   7.40    5,883    7.41      24,288   7.43
Mortgage-backed securities....   28,029     5.95     23,719   6.16      6,502   6.10    1,535    5.73      59,785   6.04
Other(1)......................    3,868       --         --     --         --     --       --      --       3,868     --
                                -------             -------           -------           ------           --------
         Total................  $47,413             $62,086           $17,628           $7,911           $135,038
                                =======             =======           =======           ======           ========

---------------

(1) Other securities consist principally of Federal Home Loan Bank stock, Federal Reserve stock, and mutual funds which have no stated yield.

  Deposits

     Team's primary source of funds has historically been customer deposits, which totaled $375.2 million at March 31, 1999, a $9.1 million decrease from December 31, 1998. Deposits increased to $384.3 million at December 31, 1998 from $225.7 million at December 31, 1995, representing a $158.7 million increase. The increase is the result of the purchase of three bank branches and a bank with aggregate deposits of $115.0 million and internal growth of $43.7 million.

     The following table sets forth the average balances and weighted average rates for Team's categories of deposits for the periods indicated.

                                THREE MONTHS ENDED MARCH 31,                           YEARS ENDED DECEMBER 31,
                           ---------------------------------------   ------------------------------------------------------------
                                  1999                 1998                 1998                 1997                 1996
                           ------------------   ------------------   ------------------   ------------------   ------------------
                                                                   (DOLLARS IN THOUSANDS)
                           AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE
                           BALANCE    BALANCE   BALANCE    BALANCE   BALANCE     RATE     BALANCE     RATE     BALANCE     RATE
                           --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
Noninterest-bearing
  demand.................  $ 39,013      --%    $ 36,787      --%    $ 39,707      --%    $ 32,493      --%    $ 23,747      --%
Interest-bearing
  demand.................   110,585    2.89      100,767    3.19      107,412    3.12       85,065    3.18       69,579    3.11
Savings..................    20,049    2.61       18,017    2.71       19,551    2.68       16,669    2.84       14,528    2.84
Time.....................   206,236    5.22      186,716    5.56      198,006    5.52      153,135    5.62      124,577    5.58
                           --------             --------             --------             --------             --------
        Total............  $375,883             $342,287             $364,676             $287,362             $232,431
                           ========             ========             ========             ========             ========

     The following table summarizes at March 31, 1999 and December 31, 1998, Team's certificates of deposit of $100,000 or more by time remaining until maturity.

                                                              MARCH 31, 1999   DECEMBER 31, 1998
                                                              --------------   -----------------
                                                                        (IN THOUSANDS)
REMAINING MATURITY
Less than three months......................................     $18,919            $19,911
Three months up to six months...............................       9,780              9,650
Six months up to one year...................................       8,895              8,834
One year and over...........................................       9,715              7,073
                                                                 -------            -------
         Total..............................................     $47,309            $45,468
                                                                 =======            =======

FEDERAL HOME LOAN BANK AND FEDERAL RESERVE BANK BORROWINGS

     Team's subsidiary banks are members of the Federal Home Loan Bank of Topeka
(FHLB), which is one of 12 regional Federal Home Loan Banks. The FHLB system functions as a central bank providing credit for members. As members of the FHLB, Team's subsidiary banks are entitled to borrow funds from the FHLB and are required to own FHLB stock in an amount determined by a formula based upon total assets and FHLB borrowings. Team's subsidiary banks may use FHLB borrowings to supplement deposits as a source of funds. At March 31, 1999 and December 31, 1998, FHLB borrowings aggregated $9.2 million, compared to $2.6 million at December 31, 1997. At March 31, 1999, based on its FHLB stockholdings, the aggregate available and unused borrowing capacity of Team's subsidiary banks was approximately $58.8 million which was available through a line of credit and term advances. FHLB borrowings are collateralized by FHLB stock and certain qualifying mortgage loans of Team.

     A variety of borrowing terms and maturities can be chosen from the FHLB. Maturities available range generally from one day up to 15 years. Interest rates can be either fixed or variable and prepayment options are available if desired. The FHLB offers both amortizing and non-amortizing advances. To date, FHLB stock has been redeemable at the preset price of $100 per share, but there can be no assurance that this policy will continue.

     Three of Team's banks, TeamBank, N.A., Iola Bank and Trust Company and First National Bank and Trust Co., Inc., are member banks of the Federal Reserve Bank of Kansas City and may use the Federal Reserve Bank discount window to meet short-term funding needs. These loans are available on a secured basis. Generally the banks pledge U.S. Government or qualifying municipal securities for these notes. None of Team's subsidiary banks has utilized short-term Federal Reserve Bank borrowings for over five years.

CAPITAL RESOURCES

     Team monitors compliance with bank and bank holding company regulatory capital requirements, focusing primarily on risk-based capital guidelines. Under the risk-based capital method of capital measurement, the ratio computed is dependent upon the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance sheet items, in addition to the level of capital. Included in the risk-based capital method are two measures of capital adequacy, core capital and total capital, which consists of core and secondary capital. See "Supervision and Regulation -- Team -- Capital Adequacy."

     The following tables present Team's capital ratios as of the indicated dates.

                                                       RISK BASED CAPITAL RATIOS
                                        --------------------------------------------------------
                                                                      AT DECEMBER 31,
                                          AT MARCH 31,      ------------------------------------
                                              1999                1998                1997
                                        ----------------    ----------------    ----------------
                                         AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT    RATIO
                                        --------   -----    --------   -----    --------   -----
                                                         (DOLLARS IN THOUSANDS)
Core capital..........................  $ 19,987   7.68%    $ 18,936   7.05%    $ 17,823    6.97%
Core capital minimum requirement(1)...    10,410   4.00       10,737   4.00       10,224    4.00
                                        --------   ----     --------   ----     --------   -----
Excess................................  $  9,577   3.68%    $  8,199   3.05     $  7,599    2.97
                                        ========   ====     ========   ====     ========   =====
Total risk-based capital..............  $ 22,612   8.69%    $ 21,477   8.00%    $ 19,452    7.61%
Total risk-based capital
  requirement.........................    20,820   8.00       21,474   8.00       20,450    8.00
                                        --------   ----     --------   ----     --------   -----
Excess (deficit)......................  $  1,792   0.69%    $      3   0.00     $   (998)  (0.39)
                                        ========   ====     ========   ====     ========   =====
          Total risk adjusted
            assets....................  $260,244            $260,433            $255,621
                                        ========            ========            ========

                                                             LEVERAGE RATIOS
                                        ---------------------------------------------------------
                                                                       AT DECEMBER 31,
                                          AT MARCH 31,      -------------------------------------
                                              1999                1998                1997
                                        ----------------    ----------------    -----------------
                                         AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT     RATIO
                                        --------   -----    --------   -----    --------    -----
                                                         (DOLLARS IN THOUSANDS)
Core capital..........................  $ 19,987   4.67%    $ 18,936   4.50%    $ 17,823    5.39%
Core capital minimum requirement(2)...    17,343   4.00       16,847   4.00       13,235    4.00
                                        --------   ----     --------   ----     --------    ----
Excess................................  $  2,644   0.67%    $  2,089   0.50%    $  4,588    1.39%
                                        ========   ====     ========   ====     ========    ====
Average total assets..................  $433,564            $421,184            $330,884
                                        ========            ========            ========

---------------

(1) Based on risk-based capital guidelines of the Federal Reserve, a bank holding company is required to maintain a core capital to risk-adjusted assets ratio of 4% and a total capital, risk based, to risk-adjusted assets ratio of 8%.

(2) The leverage ratio is defined as the ratio of core capital to average tangible assets. Based on Federal Reserve guidelines, a bank holding company generally is required to maintain a leverage ratio in excess of 4%.

LIQUIDITY

     Team continuously forecasts and manages its liquidity in order to satisfy cash flow requirements of depositors and borrowers and allow Team to meet its own cash flow needs. Team has developed internal and external sources of liquidity to meet its continued growth needs. These include, but are not limited to, the ability to raise deposits through branch promotional campaigns, maturity of overnight funds, short term investment securities classified as available-for-sale and draws on credit facilities established through the Federal Home Loan Bank.

     Upon completion of this offering, management fully expects that a public market for Team common stock will develop and will exist for the foreseeable future. However, in the event a public market for Team's common stock no longer existed, under the provisions of Team's ESOP and the requirements of the Internal Revenue Code, Team would be obligated to repurchase shares of common stock distributed to participants of the ESOP who terminate employment or who elect to diversify their ESOP accounts. The dollar amount of any repurchase obligation would be computed after the ESOP allocations are made following a year end appraisal. The obligation would be the amount that Team would be required to fund, if the ESOP did not choose or was not sufficiently liquid to meet the obligation initially, for those people who terminated employment during the previous year or who elected diversification distributions, and assuming that no public market for the common stock exists.

     Computing ESOP values requires an employer to study the population of the participants to determine the retirement dates, and to factor in change of employment, disability, death, and other termination facts which occur in the course of employee terminations. The studies also include projections for the future value of stock, dividends paid on stock, and the projected amount of the contributions to the plan for the participants' benefit. The valuation would provide Team with an estimate of the amount of liquidity required to be available. Assuming no public market for Team stock, the repurchase obligation at December 31, 1998 would have been in the range of $17.0 million, payable over six years. See note 10 of the consolidated financial statements for further information.

ASSET/LIABILITY MANAGEMENT

     Asset and liability management encompasses both interest rate risk and liquidity management. Team's net interest margin can be vulnerable to significant fluctuations arising from a change in the general level of interest rates which may affect yield on interest earning assets differently than the cost of interest bearing liabilities. Team monitors its asset and liability mix monthly in an effort to maintain consistent earnings performance through control of interest rate risk.

     Below is a static gap schedule for Team as of March 31, 1999. This is just one of several tools which may be used to measure and manage interest rate sensitivity. Earning assets and interest-bearing liabilities are presented below within selected time intervals based on their repricing and maturity characteristics. In this view, the sensitivity position is perfectly matched when an equal amount of assets and liabilities reprice during any given time period. Excess assets or liabilities repricing in a given time period result in the interest rate gap shown in the table. A positive gap indicates more assets than liabilities will reprice in that time period, while a negative gap indicates more liabilities than assets will reprice.

                                              ESTIMATED MATURITY OR REPRICING AT MARCH 31, 1999
                                       ----------------------------------------------------------------
                                                      THREE MONTHS
                                        LESS THAN     TO LESS THAN     ONE TO        OVER
                                       THREE MONTHS     ONE YEAR     FIVE YEARS   FIVE YEARS    TOTAL
                                       ------------   ------------   ----------   ----------   --------
                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans..............................   $  42,160      $  70,546      $ 89,909     $47,655     $250,280
  Investment securities -- taxable...       7,942         32,844        60,188      12,493      113,467
  Investment
     securities -- nontaxable........         134            984         7,919      15,528       24,565
  Federal funds sold and interest
     bearing deposits................       6,467             --            --          --        6,467
                                        ---------      ---------      --------     -------     --------
          Total interest-earning
            assets...................      56,703        104,374       158,016      75,686      394,779
Interest-bearing liabilities:
  Savings and interest bearing
     demand..........................     127,521             --            --          --      127,521
  Time deposits less than $100,000...      28,990         78,707        51,319       1,639      160,655
  Time deposits greater than
     $100,000........................      18,919          9,780         8,895       9,715       47,309
  Federal funds purchased and
     securities sold under agreements
     to purchase.....................       3,663          2,799            --          --        6,462
  Notes payable......................       2,013         13,543         1,621       5,881       23,058
                                        ---------      ---------      --------     -------     --------
          Total interest-bearing
            liabilities..............   $ 181,106      $ 104,829      $ 61,835     $17,235     $365,005
Interest rate gap....................   $(124,403)     $    (455)     $ 96,181     $58,451     $ 29,774
Cumulative interest rate gap.........   $(124,403)     $(124,858)     $(28,677)    $29,774
Cumulative ratio of interest-earning
  assets to interest-bearing
  liabilities........................       31.31%         56.33%        91.75%     108.16%
Ratio of cumulative interest rate gap
  to interest-earning assets.........     (219.39)%       (77.51)%       (8.99)%      7.54%

     The table indicates that Team is liability sensitive in the less than three month period and the three months to less than one year period, and it is asset sensitive for all other periods. This means that during the first two period classifications, interest bearing liabilities reprice faster than interest earning assets, thereby improving net interest income when rates are falling and reducing net interest income when rates are rising. While the "static gap" method is a widely used measure of interest sensitivity, it is not, in management's opinion, the only indicator of Team's interest rate sensitivity position.

     The following table indicates that at March 31, 1999, if there had been a sudden and sustained increase in prevailing market interest rates, Team's 1999 interest income would be expected to decrease, while a decrease in rates would indicate an increase in income.

                                                         NET INTEREST   (DECREASE)   PERCENT
CHANGES IN INTEREST RATES                                   INCOME       INCREASE    CHANGE
-------------------------                                ------------   ----------   -------
                                                               (DOLLARS IN THOUSANDS)
200 basis point rise...................................    $15,618        $(305)      (3.13)%
100 basis point rise...................................     15,871         (252)      (1.56)
Base rate scenario.....................................     16,123           --          --
100 basis point decline................................     16,312          189        1.17
200 basis point decline................................     16,560          437        2.71

EFFECTS OF INFLATION AND CHANGING PRICES

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Over short periods of time rates may not move in the same direction or magnitude as inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption of the standard is not expected to have a significant impact on the consolidated financial statements of Team.

YEAR 2000 CONSIDERATIONS

     As the year 2000 approaches, a significant business issue has emerged regarding how existing software programs and operating systems can accommodate the date value for the year 2000. Many existing software products, including products used by Team and its affiliates were designed to accommodate only a two-digit date value, which represents the year. For example, information relating to the year 1996 is stored in the system as 96. As a result, the year 1999 could be the maximum date value that these systems will be able to process accurately. Regulatory agencies monitor bank holding companies and banks' readiness for the year 2000 as part of the regular examination process.

     Team believes that with modifications to existing software and conversion to new software, the year 2000 issue will not pose significant operational problems for Team's business operations. Substantially all data processing services for Team are provided by M&I Data Services, a subsidiary of M&I Bank, Milwaukee, Wisconsin. M&I Data Services' Year 2000 Outsourcing Solution division has received Information Technology Association of America 2000 certification. M&I Data Services provides bi-monthly written status reports to management. Reports to date indicate that M&I Data Services has met all target dates and is prepared to meet all future target dates for completion of the project. Currently one of Team's banks is not on the M&I Data Services system. Management expects this bank to be converted to the M&I Data Services system by the end of the second quarter 1999. Management is not aware of limitations on Team's legal remedies should the conversion not be completed on time.

     Additionally, implementation of Team's plan to test in-house software has been underway since the fourth quarter of 1998. Testing of applications considered to be mission critical was completed in the first quarter of 1999. Total compliance for all systems, including Team's outsourced computer systems, is expected by management to be completed by the second quarter of 1999.

     Management currently estimates that year 2000 compliance for Team will cost $500,000. Of this amount, $65,000 was expensed through March 31, 1999. Team expects that the remaining amount will be expended during the remainder of 1999, of which $55,000 will be expensed and $380,000 will be capitalized. The plan implementation team is responsible for progress and will continue to provide a status report to the board of directors on a bi-monthly basis through December 31, 1999. However, if the modifications and conversion are not made, or are not completed on time, the year 2000 issue could have a material adverse impact on the operations of Team. Because of the factors discussed below, management cannot estimate with any reasonable degree of certainty the magnitude of lost revenues should the worst case scenario develop in which Team would need to fully implement its contingency plan to operate in the year 2000 environment and noncompliant customers are unable to repay their loans.

     Team is developing a contingency plan in the event services from its outsourced computer systems are not available in the year 2000. The essential elements of this plan include procedures to be followed in the event of disruptions to business which may impact Team's customers and business partners, as well as procedures to handle business disruptions from natural disasters and utility outages. This plan will be completed and tested by the end of the second quarter 1999. In the event Team were to fully implement all phases of the contingency plan, management believes that operational costs would increase modestly.

     Team's banks have sent direct mail to their customers regarding the year 2000 issue and the need for readiness pursuant to guidelines of the banking industry regulators. Management continues to solicit customer response. Failure of customers to prepare for year 2000 compatibility could have a significant adverse effect on customers' operations and profitability, thus inhibiting their ability to repay loans and adversely affecting Team's operations. At this time, Team is unable to estimate with reliability the degree to which customers' operations are susceptible to potential problems relating to the year 2000 issue or, further, to quantify the potential lost revenue to Team in this case.

                                    BUSINESS

OVERVIEW

     Team was formed in 1986 when its founders, including Robert J. Weatherbie, Chairman and Chief Executive Officer, Michael J. Gibson,
President -- Acquisitions/Investments and Chief Financial Officer and Carolyn S. Jacobs, Treasurer, along with an Employee Stock Ownership Plan or ESOP, purchased a one-bank holding company in Paola, Kansas in a leveraged transaction. A majority of the funding for the transaction was obtained through ESOP borrowings which were guaranteed by Team. ESOP borrowings at December 31, 1998 were $1.0 million, a decrease from its high of $3.5 million at December 31, 1992. Since 1986, total principal payments on debt by the ESOP have been $4.6 million. Contributions by Team to the ESOP through March 31, 1999 were $4.9 million.

     Team is majority owned by its ESOP. See "Principal Shareholders and Selling Shareholder." Management believes that the ESOP reflects Team's corporate culture that employees are the integral component of a financial institution. Management intends to continue the ESOP, as it is a significant incentive to attract and retain qualified employees. In addition, because of tax advantages which are only available to the ESOP, it can be used to assist in financing acquisitions. Management believes that Team is the only ESOP majority-owned multi-bank holding company in Team's market areas.

     Since 1986 Team has grown from a one-bank holding company with $85 million in assets to a multibank holding company with $435 million in assets as of March 31, 1999. This growth was achieved primarily through seven acquisitions of community banks or branches of large banks that were sold to Team as a result of consolidations. Additional asset growth was achieved through internal growth, as well as the establishment of three new branches during the past five years.

     The following table summarizes Team's asset growth through its bank subsidiaries.

                                                      DATE OF         ASSET SIZE AT
                                                    ACQUISITION    DATE OF ACQUISITION      ASSET SIZE AT
TYPE OF TRANSACTION AND ENTITY                      OR FORMATION      OR FORMATION          MARCH 31, 1999
------------------------------                      ------------   -------------------   --------------------
                                                                                 (IN MILLIONS)
Bank purchase -- TeamBank, N.A. ..................      1986              $ 85                       *
Paola, Kansas
  Bank purchase -- American State Bank............      1993                18                       *
  Osawatomie, Kansas
  Branch startup..................................      1994                --                       *
  Spring Hill, Kansas
  Branch startup..................................      1995                --                       *
  DeSoto, Kansas
  Branch purchase -- Mercantile Bancorporation....      1997                30                       *
  Nevada, Missouri
  Branch purchase -- Roosevelt Bank...............      1997                39                       *
  Lamar, Missouri
  Branch purchase -- NationsBank..................      1998                34                       *
                                                                          ----                   ----
  Ottawa, Kansas
          Total for TeamBank, N.A. ...............                        $206                   $257
Bank purchase -- Iola Bank and Trust Company......      1990                35                     83
Iola, Kansas
Bank purchase -- First National Bank and Trust
  Co., Inc........................................      1992                42                     62
  Parsons, Kansas

                                                      DATE OF         ASSET SIZE AT
                                                    ACQUISITION    DATE OF ACQUISITION      ASSET SIZE AT
TYPE OF TRANSACTION AND ENTITY                      OR FORMATION      OR FORMATION          MARCH 31, 1999
------------------------------                      ------------   -------------------   --------------------
                                                                                 (IN MILLIONS)
Bank purchase -- Crown Bancshares, Inc............      1996                25                     33
Omaha, Nebraska
  Branch startup..................................      1998                --                       *
                                                                          ----                   ----
  Omaha, Nebraska
          Total assets............................                        $308                   $435
                                                                          ====                   ====

---------------

*  Team does not maintain separate branch asset information.

     Fundings for the acquisitions were made through a combination of debt, private stock issuances as well as ESOP borrowings which were either guaranteed by or made by Team loaning the proceeds to the ESOP. See notes 9 and 14 to the consolidated financial statements. Contributions by Team to the ESOP, along with cash dividends paid by Team on shares of common stock held by the ESOP, are used by the ESOP to pay principal and interest on the borrowings. See note 10 to the consolidated financial statements. In the event Team acquires banks or bank branches in the future, management expects that similar funding arrangements may be used.

     Team has four wholly-owned bank subsidiaries. The table below presents information concerning these subsidiaries. Team expects to consolidate or merge TeamBank Nebraska into TeamBank, N.A. during 1999.

                                                NUMBER OF                       ASSET SIZE AT
NAME OF BANK                                BANKING LOCATIONS   LENDING LIMIT   MARCH 31, 1999
------------                                -----------------   -------------   --------------
                                                                        (IN MILLIONS)
TeamBank, N.A. ...........................          9               $2.90            $257
  Freeman, Missouri, a
  national banking association
Iola Bank and Trust Company...............          1                1.70              83
  Iola, Kansas, a Kansas
  state chartered bank
First National Bank and Trust Co.,
  Inc. ...................................          1                0.80              62
  Parsons, Kansas, a national
  banking association
TeamBank Nebraska.........................          3                0.57              33
  Omaha, Nebraska, a Nebraska
  state chartered bank

MARKET AREAS

     TeamBank, N.A. TeamBank, N.A.'s primary Kansas service area is in Miami County, Kansas with a total 1997 estimated population of 26,000. Located in the Kansas City metropolitan area, Miami County adjoins Johnson County, Kansas, which is one of the highest per capita income counties in the United States. As of February 1998, Miami County had 550 businesses and an unemployment rate of 3.2%. Total deposits in FDIC-insured financial institutions located in Miami County were $342.7 million as of June 30, 1998 and TeamBank, N.A. had the largest market share in that group, 35%.

     TeamBank, N.A.'s Miami County branches are located in Paola, the county seat of Miami County with 1997 estimated population of 5,500, and Osawatomie, the second largest city in the county, with 1997 estimated population of 5,000. Another TeamBank, N.A. Kansas branch location is Ottawa, which is the county seat of adjoining Franklin County, Kansas, with a total estimated 1997 population of 23,000. TeamBank, N.A. also operates two branches in Johnson County, Kansas which has a total estimated 1997 population of approximately 417,000. According to available statistical data, TeamBank, N.A.'s Johnson

County branches have less than 1% of the total deposits in all FDIC-insured institutions in the county which totals approximately $7.2 billion.

     TeamBank, N.A. is chartered in Freeman, Missouri, located in Cass County, Missouri which adjoins Miami County, Kansas. However, TeamBank, N.A.'s primary Missouri service area is in Barton and Vernon counties which adjoin each other and are located in the southwest section of Missouri along the Kansas-Missouri border. Barton County has an estimated 1997 population of 12,000. As of 1997, Barton County had an estimated unemployment rate of 3.7%. Of the total deposits in FDIC-insured financial institutions in Barton County, TeamBank, N.A. has 16% of the market. Vernon County has an estimated 1997 population of 18,000 and an unemployment rate of 4.4%. Of the total deposits in FDIC-insured financial institutions located in Vernon County, TeamBank, N.A. has 12% of the market. According to Missouri Regional Economic Profiles produced in July 1998 per capita income in the southwest region increased 34% between 1990 and 1996 compared to a 9% increase in the United States.

     Iola Bank and Trust Company. The primary Kansas service area of Iola Bank and Trust Company is in Allen County, Kansas, with a total estimated 1996 population of 14,600. Iola Bank and Trust Company is the leading provider of financial services in Allen County. As of June 30, 1998 Iola Bank and Trust Company had an approximate 32% market share of the $221 million total deposits made in all FDIC-insured financial institutions operating in Allen County. According to the most recent statistics as of October 1998, Allen County had an unemployment rate of approximately 4.9%. Allen County's primary economic activity is farming, with 55% of the 323,100 acres being crop land and 35% pasture and range. Allen County has 25 industries, and the majority of industrial employment is textile mill products, concrete products, rubber and plastics, transportation equipment, and food products.

     First National Bank and Trust Co., Inc. First National Bank and Trust Co., Inc.'s primary Kansas service area is in Labette County, Kansas, with a total estimated population of 22,850 as of July 1997. Labette County is located in southeast Kansas along the Oklahoma-Kansas border. First National Bank and Trust Co., Inc. is the third largest financial institution in Labette County based upon its 25% market share of deposits in all FDIC-insured financial institutions operating in Labette County. According to the most recent statistics available as of October 1998, Labette County had an unemployment rate of approximately 4.7%. Labette County has a significant industrial base with a majority of its employment in printing, metal fabrication and machinery.

     TeamBank Nebraska. TeamBank Nebraska operates three facilities in the Omaha, Nebraska metropolitan area. The primary Nebraska service area is in Douglas and Sarpy Counties with a combined total estimated 1998 population of 575,000. As of June 30, 1998, total deposits in FDIC-insured financial institutions located in the two county area were $9 billion, of which TeamBank Nebraska had less than 1%. As of October 1998, the Omaha area had an unemployment rate of approximately 2%. Employment in the area is diversified throughout insurance and other financial services companies, as well as small to medium-sized businesses.

GROWTH STRATEGIES

     Team's growth strategy is focused on a combination of acquisitions, existing branch growth and establishing new branches.

     Acquisitions. Management believes that the consolidation in the banking industry, along with the easing of branch banking throughout Kansas, Missouri, Nebraska, Oklahoma and Iowa, as well as increased regulatory burdens, concerns about technology and marketing, are likely to lead owners of community banks within these areas to explore the possibility of sale or combination with a broader-based holding company such as Team.

     In addition, branching opportunities have arisen as a result of divestiture of branches by large national and regional bank holding companies of certain overlapping branches resulting from consolidations. As a result, branch locations have become available from time to time for purchase by Team. Team completed three branch acquisitions from 1997 through 1998. See note 14 to the consolidated financial statements. At this time, Team does not have any agreements, either written or oral, for acquisitions.

     Management's strategy in assimilating acquisitions is to emphasize revenue growth as well as continuously review the operations of the acquired entities and streamline operations where feasible. Management does not believe that implementing wholesale administrative cost reductions in acquired institutions are beneficial to Team's long-term growth, because significant administrative changes in smaller banks can have an adverse impact on customer satisfaction in the acquired institution's community. However, management has determined that certain processing and accounting functions can be consolidated immediately upon acquisition to achieve higher productivity levels without compromising customer service. Increases in revenue growth are emphasized by offering customers a broader product line consistent with full service banking.

     Branch Expansion. Since 1994, Team has established three new branches. Because of the significant economic growth in the Omaha, Nebraska area, as well as Johnson County, Kansas, over the past several years, management intends to focus short term branch expansion in these two areas. However, management does not rule out branch expansion in other areas experiencing economic growth.

     Management has considered and intends to consider a variety of criteria when evaluating potential acquisition candidates or branching opportunities. These include:

     - the geographic market location of the potential acquisition target or branch and demographics of the surrounding community;

     - the financial soundness of a potential acquisition target;

     - opportunities to improve the efficiency and/or asset quality of an acquisition target through merger;

     - the effect of the acquisition on earnings per share and book value. Management seeks to undertake acquisitions that will be accretive to earnings within 18 months of the acquisition;

     - whether Team has sufficient management and other resources to integrate or add the operations of the target or branch; and

     - the investment required for, and opportunity costs of, the acquisition or branch.

     Internal Growth. Management believes that Team's largest source of internal growth is through Team's ongoing solicitation program conducted by bank presidents and lending officers, followed by referrals from customers. The primary reason for referrals is positive customer feedback regarding Team's customer service and response time.

     Team's goal in continuing its expansion is to maintain a profitable, customer-focused financial institution. Management believes that Team's existing structure, management, data and operational systems are sufficient to achieve further internal growth in asset size, revenues and capital without proportionate increases in operating costs. This growth should also allow Team to increase the lending limits of its banks, thereby enabling Team to increase its ability to serve the needs of existing and new customers. Team's operating strategy has always been to provide high quality community banking services to its customers and increase market share through active solicitation of new business, repeat business and referrals from customers, and continuation of selected promotional strategies.

     For the most part, Team's banking customers seek a banking relationship with a service-oriented community banking organization. Team's operational systems have been designed to facilitate personalized service. Management believes Team's banking locations have an atmosphere which facilitates personalized services and decision-making, yet are of sufficient financial size with broad product lines to meet customers' needs. Management also believes that economic expansion in Team's market areas will continue to contribute to internal growth. Through Team's primary emphasis on customer service and its management's banking experience, Team intends to continue internal growth by attracting customers and primarily focusing on the following:

     - Products Offered -- Team offers personal and corporate banking services, trusts and estate planning, mortgage origination, mortgage servicing, personal investment, and financial counseling services as well as telephone banking. Team offers a full range of commercial banking services, including the following: checking accounts, ATM's, checking accounts with interest, savings accounts, money market accounts, certificates of deposit, NOW accounts, Individual Retirement Accounts, brokerage and residential mortgage services, branch banking, and Team Financial Visa debit cards and Visa/MC credit cards. Team also offers installment loans, including auto, recreational vehicle, and other secured and unsecured loans sourced directly by its branches. See
       "-- Loans" below for a discussion of products Team provides to commercial accounts.

     - Operational Efficiencies -- Team seeks to maximize operational and support efficiencies consistent with maintaining high quality customer service. All of Team's banks are on a common information system designed to enhance customer service and improve efficiencies by providing system-wide voice and data communication connections. Team has consolidated loan processing, bank balancing, financial reporting, investment management, information system, payroll and benefit management, loan review and audit. A common data processing system will be fully implemented in mid-1999.

     - Marketing Activities -- Team focuses on an active solicitation program for new business, as well as identifying and developing products and services that satisfy customer needs. Team's marketing programs also utilize local print and promotional materials in each location. Team also actively sponsors community events within its branch areas. Management believes that active community involvement contributes to Team's long-term success.

LOANS

     Team provides a broad range of commercial and retail lending services. Each of Team's banks follow a uniform credit policy which contains underwriting and loan administration criteria, levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. In addition, Team provides ongoing loan officer training and review, obtains outside independent loan reviews and operates a centralized processing and servicing center for loans. At March 31, 1999, substantially all loans outstanding were to customers within Team's market areas.

     Loan Administration. Team maintains a loan committee approach to lending, which it believes yields positive results in both responsiveness to customer needs and asset quality. Each Team bank has a loan committee, which meets at least once per week to review and discuss loans. Each of Team's banks has a loan level threshold which, if exceeded, requires the approval of Team's loan committee, which meets on an on-call basis. Loans greater than $2.5 million require the approval of the board of directors of Team.

     Interest rates charged on loans vary with the degree of risk, maturity, costs of underwriting and servicing, loan amount, and extent of other banking relationships maintained with customers, and are further subject to competitive pressures, availability of funds and government regulations. Most of the loans in Team's portfolio at March 31, 1999, had floating interest rates.

     Real Estate Loans. These loans include various types of loans for which Team holds real property as collateral. Of the $121.8 million of real estate loans at March 31, 1999, approximately $82.8 million were first mortgages on homes. Interest rates on these loans typically adjust annually. Real estate construction loans include commercial and residential real estate construction loans, but are principally made to builders to construct business buildings or single and multi-family residences. Real estate construction loans typically have maturities of six to 12 months, and charge origination fees. Terms may vary depending upon many factors, including location, type of project and financial condition of the borrower. It is Team's standard practice in making commercial loans to receive real estate as collateral in addition to other appropriate collateral. Therefore, loans categorized in the other real estate loan category can be characterized as commercial loans which are secured by real estate. Commercial loans secured by real estate typically have adjustable interest rates. The primary risks of real estate mortgage loans include the borrower's inability to pay and deterioration in value of real estate that is held as collateral.

     Commercial Loans. These loans consist primarily of loans to businesses for various purposes, including revolving lines of credit and equipment financing. The loans secured by collateral other than real estate, generally mature within one year, have adjustable interest rates and are secured by inventory, accounts receivable, machinery, government guarantees, or other commercial assets. Revolving lines of credit are generally for business purposes, mature annually and have adjustable interest rates. The primary repayment risk of commercial loans is the failure of the borrower's business due to economic or financial factors.

     Agricultural Loans. Team makes a variety of agricultural loans which are included in real estate and commercial loans. These loans relate to equipment, livestock, crops and farmland. The primary risks of agricultural loans include the prices of crops and livestock, as well as weather conditions.

     Installment Loans. Installment loans are primarily to individuals, are typically secured by the financed assets, generally have terms of two to five years and bear interest at fixed rates. These loans usually are secured by motor vehicles or other personal assets and in some instances are unsecured. The primary risk of consumer lending relates to the personal circumstances of the borrower.

LETTERS OF CREDIT

     In the ordinary course of business, Team issues letters of credit. See note 15 to the consolidated financial statements. Team applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. Team's exposure to credit loss under letters of credit is represented by the amount of these commitments.

COMPETITION

     Team faces a high degree of competition. In its market areas, there are numerous small banks and several larger national and regional financial banking groups. Team also competes with insurance companies, savings and loan associations, credit unions, leasing companies, mortgage companies, and other financial service providers. Many of the banks and other financial institutions with which Team competes have capital resources and legal lending limits substantially in excess of the capital resources and legal lending limits of Team.

     Team competes for loans and deposits principally based on the availability and quality of services provided, responsiveness to customers, interest rates, loan fees and office locations. Team actively solicits deposit customers and competes by offering them high quality customer service and a complete product line. Team believes its personalized customer service, broad product line and banking franchise enable it to compete effectively in its market area.

     Team faces competition for its personnel. Team competes through its emphasis as a community banking culture and through the use of its ESOP. Management believes that Team is able to compete for personnel effectively in Team's market areas because the ESOP provides incentives for employees to join Team and motivation to enhance shareholder value.

     Team will also face significant competition from other financial institutions in any potential acquisitions. Many of these competitors have substantially greater resources than Team.

PROPERTIES

     The table below presents property information concerning the offices of Team and its subsidiary banks.

                                                         YEAR    TYPE OF    SQUARE FOOTAGE
NAME AND ADDRESS OF OFFICE                              OPENED   INTEREST    OF FACILITY
--------------------------                              ------   --------   --------------
Team Financial, Inc...................................   1986     Leased         5,000
  8 West Peoria
  Paola, Kansas 66071
TeamBank, N.A., Paola Branch..........................   1986      Owned        17,951
  1 South Pearl
  Paola, Kansas 66071
East Bank -- Paola Branch.............................   1988      Owned         9,630
  1515 Baptiste Drive
  Paola, Kansas 66071
TeamBank, N.A., DeSoto Branch.........................   1994      Owned         6,800
  34102 West 92 Street
  DeSoto, Kansas 66018
TeamBank, N.A., Freeman...............................   1997     Leased         1,375
  100 West Main Street
  Freeman, Missouri 64746-0246
TeamBank, N.A., Lamar Branch..........................   1997     Leased         2,650
  127 West 11th Street
  Lamar, Missouri 64759
TeamBank, N.A., Nevada Branch.........................   1997      Owned        16,000
  201 East Cherry
  Nevada, Missouri 64772
TeamBank, N.A., Osawatomie Branch.....................   1993      Owned         4,756
  6th and Brown
  Osawatomie, Kansas 66064
TeamBank, N.A., Ottawa Branch.........................   1998      Owned         8,000
  421 South Hickory
  Ottawa, Kansas 66067
TeamBank, N.A., Spring Hill Branch....................   1994     Leased           600
  110 East Wilson
  Spring Hill, Kansas 66083
Iola Bank and Trust Company (Main Office).............   1990      Owned        13,768
  119 East Madison
  Iola, Kansas 66749
First National Bank of Parsons (including drive in)...   1992      Owned        11,000
  1902 Main
  Parsons, Kansas 66357
TeamBank Nebraska (Main Office).......................   1996     Leased         4,679
  1902 Harlan Drive
  Bellevue, Nebraska 68005
TeamBank Nebraska -- Bellevue Branch..................   1996     Leased         1,980
  7001 South 36th
  Bellevue, Nebraska 68147

                                                         YEAR    TYPE OF    SQUARE FOOTAGE
NAME AND ADDRESS OF OFFICE                              OPENED   INTEREST    OF FACILITY
--------------------------                              ------   --------   --------------
TeamBank Nebraska -- Omaha Branch.....................   1998     Leased         3,000
  2809 South 160th Street, #20
  Omaha, Nebraska 68130

Other than the Spring Hill branch, which is leased on a month-to-month basis, all of the leased properties are leased from unrelated third parties and are subject to long-term leases, none of which expire prior to the year 2002.

LEGAL PROCEEDINGS

     Team and its subsidiaries are from time to time parties to various legal actions arising in the normal course of business. Management believes that there is no proceeding threatened or pending against Team or any of its subsidiaries which, if determined adversely, would have a material adverse effect on the financial condition or results of operations of Team.

EMPLOYEES

     As of March 31, 1999, Team had approximately 210 full-time equivalent employees. Neither Team nor any of its subsidiaries is a party to any collective bargaining agreement. Management considers Team's relationship with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Team, their respective ages and positions as of May 1, 1999, are as follows:

                                                                             OFFICER OR
NAME                              AGE               POSITION               DIRECTOR SINCE
----                              ---               --------               --------------
Robert J. Weatherbie............  52    Chief Executive Officer and             1986
                                          Chairman of the Board
Michael L. Gibson...............  52    President -- Acquisitions/              1986
                                          Investments, Chief Financial
                                          Officer and Director
Carolyn S. Jacobs...............  55    Senior Vice President and Trust         1986
                                          Officer of TeamBank, N.A. and
                                          Treasurer and Director(2)
Neil Blakeman...................  59    Executive Vice President of             1986
                                          TeamBank, N.A. and Director
Denis A. Kurtenbach.............  61    Director(1)(2)                          1995
Glen E. Gilpin..................  76    Director(1)                             1997
R.G. (Gary) Kilkenny............  67    Director(1)(2)                          1997
Montie K. Taylor................  48    Director                                1997
Rick P. Bartley.................  48    President and Chief Executive           1997
                                          Officer of TeamBank N.A.

---------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

     There are no family relationships among any of the directors and executive officers of Team.

     Robert J. Weatherbie has served as Team's Chief Executive Officer since September 1995, and Chairman of the Board and director since May 1986. Prior to that time he was an executive officer of TeamBank, N.A., formerly known as Miami County National Bank, for 13 years. Mr. Weatherbie is a member of the Miami County Bankers Association. He obtained a Bachelor of Arts degree from Emporia State University, Emporia, Kansas in 1969 and graduated from the Colorado School of Banking at the University of Colorado and the American Institute of Banking -- Kansas City Chapter.

     Michael L. Gibson has served as an executive officer and director of Team since May 1986 and as Chief Financial Officer and
President -- Acquisitions/Investments since September 1995. Prior to 1986 he was an executive officer for TeamBank, N.A., formerly known as Miami County National Bank, for 15 years. He has also been a member of the board of directors of Bauersfeld Enterprises, Inc., a retail grocery store operator, since 1990. He obtained a Bachelor's degree from Kansas State University in Manhattan, Kansas in 1970, and graduated from the Colorado School of Banking at the University of Colorado, the Intermediate School of Banking in Lincoln, Nebraska, and the American Institute of Banking -- Kansas City Chapter. He is a member and is currently Chairman of the Kansas Bankers Association BankPac Committee and past member of the Governing Council. He is a member of the American Bankers Association BankPac Committee.

     Carolyn S. Jacobs has served as Treasurer and director of Team, as well as Senior Vice President and Trust Officer of TeamBank, N.A., since May 1986. Prior to 1986, she had worked for Miami County National Bank, the predecessor to TeamBank, N.A., since 1961. Ms. Jacobs has attended the American Institute of Banking -- Kansas City Chapter, MoKan Basic Trust School, graduating in 1977, the National Business Institute and was designated as a Certified Trust Financial Advisor in June 1992. Ms. Jacobs is a member of the Kansas Bankers Association Trust Division and the Miami County Bankers Association.

     Neil Blakeman has served as a director of Team since April 1986. He has been Executive Vice President of TeamBank, N.A. since December 1995 and a director of TeamBank N.A. since June 1996. Prior to December 1995 he worked for Miami County National Bank, the predecessor to TeamBank, N.A., where he served as a vice president, beginning in 1976. Mr. Blakeman obtained a Masters of Business Administration degree in 1970 from the University of Iowa and graduated with a Bachelor of Science degree in Agriculture in 1964 from Kansas State University. Mr. Blakeman is a director of the Miami County Economic Development Corp., a non-profit entity.

     Denis A. Kurtenbach has served as a director of Team since December 1995. He is Chairman and a director of Pemco, Inc., a privately held construction management company. He is also Chairman and director of two subsidiaries of Pemco, Inc., Carrothers Construction Company, L.L.C. and Triangle Builders, L.L.C. Mr. Kurtenbach is a life director of the Associated General Contractors of America and was a member of the 1996-1997 Executive Committee. He is also a director of the Kansas Contractors Association. Mr. Kurtenbach graduated in 1962 with a Bachelor's Degree in Civil Engineering from South Dakota State University.

     Glen E. Gilpin has served as a director of Team since June 1996. Since 1949, Mr. Gilpin has been owner and manager of Blacktop Construction, Inc. Mr. Gilpin received a Bachelor of Science Degree in Business from the University of Kansas in 1944.

     Montie Taylor has served as a director of Team since 1997. He has served as President and a director of First National Bank and Trust Company since September 1987. Mr. Taylor received a Bachelor of Arts Degree from Pittsburgh State University, Pittsburgh, Kansas in 1972. He was previously employed by the thrift industry for 13 years prior to his employment with First National Bank and Trust Company.

     R.G. (Gary) Kilkenny has served as a director of Team since June 1997. He has been Chairman or President of Taylor Forge Engineered Systems, Inc., a manufacturing company, since 1982. He currently serves as President of the Steel Plate Fabricators Association. He received a Bachelor's Degree in 1953 from the University of Santa Clara, Santa Clara, California.

     Rick P. Bartley has been President and Chief Executive Officer of TeamBank N.A. since May 1997. From 1993 through April 1997, he worked for Compass Bank, Alabama, as the Manager of Corporate

Banking Division in Montgomery. From 1974 to 1993 he worked for Bank of Oklahoma in several positions, including Manager of Private Banking and president of a member bank. Mr. Bartley has a Bachelor's Degree from the University of Arkansas and has attended the Southern Methodist University Graduate School of Banking.

     Team's board of directors is divided into three classes that serve staggered three-year terms as follows:

CLASS       EXPIRATION                            MEMBERS
-----       ----------                            -------
Class I..      1999      Glen E. Gilpin, Denis A. Kurtenbach and Carolyn S. Jacobs
Class
  II.....      2000      Neil Blakeman and R.G. (Gary) Kilkenny
Class
  III....      2001      Michael L. Gibson, Montie Taylor and Robert J. Weatherbie

     Non-employee directors of Team receive $200 per month and $150 per board meeting attended. In addition, directors are reimbursed for expenses incurred in attending board meetings.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Team's board of directors maintains two committees, an audit committee and a compensation committee. See the table above under "Executive Officers and Directors" for information on the board members who serve on the committees. Ms. Jacobs, who has served as a member of the compensation committee continuously since 1997, is the only member of the compensation committee who is also an executive officer of Team. Each committee meets two to four times a year. Directors who serve on the committees are paid $150 per committee meeting attended.

EXECUTIVE COMPENSATION

     Compensation. The following table sets forth the compensation paid by Team to its Chairman and Chief Executive Officer for 1998, 1997 and 1996 as well as to the other named officers in the table for these years. No other executive officer of Team received compensation from Team exceeding $100,000 during 1998, 1997 or 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM COMPENSATION
                                                                           ---------------------------------
                                                                             AWARDS                  PAYOUTS
                                                                           ----------   SECURITIES   -------
                                                                                          UNDER-
                                                              OTHER        RESTRICTED     LYING
                                                             ANNUAL          STOCK       OPTIONS/     LTIP      ALL OTHER
NAME                                  SALARY    BONUS    COMPENSATION(3)    AWARD(S)       SARS      PAYOUTS   COMPENSATION
AND PRINCIPAL POSITION         YEAR     ($)      ($)           ($)            ($)          (#)         ($)         ($)
----------------------         ----   -------   ------   ---------------   ----------   ----------   -------   ------------
Robert J. Weatherbie.........  1998   135,000   76,350(1)       --             --           --         --           --
  Chairman of the Board and    1997   125,000   30,757(1)       --             --           --         --           --
  Chief Executive Officer      1996   113,596    5,206         --              --           --         --           --
Michael L. Gibson............  1998   128,400   45,818(1)       --             --           --         --           --
  President-Acquisitions/      1997   120,000   26,915(1)       --             --           --         --           --
  Investments and Chief        1996   113,596    5,207         --              --           --         --           --
  Financial Officer
Rick P. Bartley..............  1998   110,000   30,210(1)       --             --           --         --           --
  President and Chief          1997    83,300   14,383(1)       --             --           --         --           --
  Executive Officer of
  TeamBank, N.A.(2)

---------------

(1) Represents bonuses paid in cash and common stock of Team.

(2) Mr. Bartley became employed by TeamBank, N.A. in May 1997.

(3) Other annual compensation was less than 10% of each executive's salary and bonuses in each year.

     On January 1, 1998, Team entered into a three-year employment agreement with Mr. Weatherbie under which he receives a beginning base annual salary of $135,000, an annual bonus at the discretion of the board of directors, life insurance, a car allowance and participation in all other benefits received by Team employees. Under certain circumstances, such as his death or disability, Team has also agreed to pay Mr. Weatherbie or his estate $500,000. Team has obtained life insurance and is in the process of obtaining disability insurance for these contingencies. In the event of termination of Mr. Weatherbie's employment without cause, he will be entitled to payments equal to his annual base salary for the longer of one year or the remaining term of the agreement discounted at 8% annually, along with reimbursement for out-of-pocket expenses incurred for professional and tax advice not to exceed 75% of his annual base salary, as well as job search expenses incurred not to exceed 50% of his annual base salary. Team has also entered into an employment agreement with Mr. Gibson, the terms of which are substantially similar to the employment agreement with Mr. Weatherbie, except that Mr. Gibson's annual base salary is $128,400. In addition, Team has a similar agreement with Mr. Bartley except that his annual base salary is $110,000, his disability or death payment is $100,000, and reimbursement of out-of-pocket expenses incurred for professional and tax advice in the event of termination of his employment without cause is over a one year period for a maximum of 75% of his base salary.

EMPLOYEE STOCK PURCHASE PLAN

     The Team Employee Stock Purchase Plan was adopted in 1994. The plan provides eligible employees the right to purchase Team common stock on an annual basis through payroll deductions. Up to 75,000 shares of common stock are reserved under the plan and may be issued in five annual increments of 15,000 beginning in 1999. Shares not issued in any year may be issued in future years. The price per share of the common stock under the plan is 85% of the fair market value of the stock at the commencement of each offering period. The plan has not been registered under the Securities Act with the Commission. Accordingly, shares issued pursuant to the plan are considered restricted securities. The plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, nor is it a qualified plan under Section 401(a) of the Internal Revenue Code.

1999 STOCK INCENTIVE PLAN

     In May 1999, Team adopted the 1999 Stock Incentive Plan, subject to shareholder approval. The plan provides for the following stock and stock-based awards: restricted stock, stock options, stock appreciation rights and performance shares. Up to 70,000 shares of common stock may be issued under the plan. All employees, directors and consultants are eligible to participate in the plan. The plan is administered by Team's board of directors, or the board can designate a committee composed of at least two non-employee directors to administer the plan. The board of directors or committee will determine the participants in the plan and the types of awards they are to be granted and the terms and conditions of all awards. No awards have been granted under the plan.

EMPLOYEE STOCK OWNERSHIP PLAN

     The ESOP is a restatement and continuation of a plan previously maintained by a predecessor company, which commenced receiving contributions in 1981. In 1986, the ESOP was the vehicle used in establishing Team and financing the acquisition of the one-bank holding company that owned TeamBank, N.A. All of Team's wholly-owned subsidiaries with employees participate in the ESOP.

     The ESOP is a retirement plan for eligible employees and is funded entirely with contributions made by Team and dividends paid by Team with respect to the common stock owned by the ESOP. The ESOP is designed to be invested primarily in the securities of Team. The ESOP is a leveraged plan which permits it to borrow money to buy securities of Team, which are held in a suspense account until the loan is paid. As the loan is repaid, securities are gradually released from the suspense account for allocation to the accounts of ESOP participants. Allocations are made annually and are based on the relative compensation of the participants. Retirement benefits under the ESOP depend on the amount of an employee's account balance at death, disability, separation from service or retirement, and there is no fixed amount. See notes 9 and 10 to the consolidated financial statements for further information regarding the ESOP and Team's related borrowings.

     Employees are eligible to participate in the ESOP on the January 1 or July 1 following the date six months after the first day of employment. Employees also must achieve a minimum age in order to participate. To be eligible for allocations of Team contributions, employees must complete 1,000 hours of service during a year and must be employed on the last day of the plan year. The employment requirement does not apply if the participant dies or becomes disabled or attains age 65 in the plan year. Allocations are also potentially subject to certain minimums. Following three years of service, employees become vested in their ESOP accounts at 20% per year, with 100% vesting occurring after seven years. However, if a participant dies or is disabled while still employed, a participant becomes vested immediately.

OTHER EMPLOYEE PLANS

     Team has a 401(k) plan and an employee performance bonus plan that covers all of its employees, including officers. With respect to the 401(k) plan, Team makes a matching contribution of 50% of the employee's contribution up to a maximum contribution of 6% of the employee's salary. The bonus plan utilizes a continuous improvement model to determine the amount of award for Team and each of its subsidiaries. The model measures improvements in asset growth, profitability, productivity and asset quality growth. Team employees must exceed the performance of the previous year to earn a bonus. Results are reported monthly.

INDEMNIFICATION

     Team's articles of incorporation and Kansas law provide that the board of directors is authorized to indemnify or advance expenses to directors, officers and other persons who are a party, or threatened to be made a party, to any proceeding or action due to such person's relationship with Team. Indemnification or the advancement of expenses may be made without shareholder approval. Generally under Team's articles of incorporation and Kansas law, any director, officer, employee or agent who is made or threatened to be made a party to any suit or proceeding may be indemnified if such director or officer acted in good faith and had reasonably believed that:

     - in the case of conduct in an official capacity with Team, his or her conduct was in or not opposed to Team's best interests; and

     - with respect to any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

To the extent a person has been successful on the merits or otherwise in defense of any proceeding or action, Kansas law and Team's articles of incorporation require indemnification of such person's reasonable expenses. Kansas law is not exclusive of any other indemnification, advancement of expenses or rights which may be allowed under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of Team as to which indemnification is being sought. Team is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                           RELATED PARTY TRANSACTIONS

     The officers, directors and principal shareholders of Team and businesses they control are customers of Team's subsidiary banks. Credit transactions with these parties are subject to review by loan committees of the banks or by Team's loan committee. All outstanding loans and extensions of credit to these parties were made in the ordinary course of business on terms substantially similar to comparable transactions with unaffiliated persons. At December 31, 1998, the aggregate balance of loans and advances under extensions of credits made by the subsidiary banks to these affiliated parties was approximately $3,635,000.

     At December 31, 1998 Team had $1.0 million of notes payable relating to borrowings of its ESOP. The notes are also secured by 134,560 shares of common stock held by the ESOP. The ESOP, as selling shareholder currently intends to repay this indebtedness with proceeds from the sales of unallocated shares it is offering pursuant to this prospectus. See "Use of Proceeds," "Capitalization" and notes 9 and 10 to the consolidated financial statements.

                 PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

     The following table sets forth certain information regarding the beneficial ownership of Team's common stock as of May 31, 1999, and as adjusted to reflect the sale of the common stock offered by this prospectus, for: (1) each of Team's directors; (2) each person known by Team to own beneficially more than 5% of the outstanding common stock; (3) each executive officer; and (4) Team's executive officers and directors as a group. All information with respect to beneficial ownership by Team's directors, officers or beneficial owners has been furnished by the respective director, officer or beneficial owners. Except as otherwise described in the notes below, the owners have sole voting power and sole investment power with respect to all common stock set forth opposite their names.

                                                     TEAM COMMON SHARES BENEFICIALLY OWNED
                                              ----------------------------------------------------
                                              BEFORE THE OFFERING    SHARES    AFTER THE OFFERING
                                              --------------------    BEING    -------------------
NAMES AND ADDRESSES OF BENEFICIAL OWNER(1)     NUMBER      PERCENT   OFFERED    NUMBER     PERCENT
------------------------------------------    ---------    -------   -------   ---------   -------
Robert J. Weatherbie(10)....................     55,359(2)   1.8%         --      55,359     1.5%
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
Michael L. Gibson(10).......................     47,050(3)   1.6%         --      47,050     1.3%
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
Rick P. Bartley.............................      3,128(4)     *          --       3,128       *
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
Carolyn S. Jacobs(10).......................     19,450(5)     *          --      19,450       *
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
Neil Blakeman(10)...........................        800(6)     *          --         800       *
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
R.G. (Gary) Kilkenny(10)....................     19,185(7)     *          --      19,185       *
  4304 West 115th
  Leawood, Kansas 66211
Denis A. Kurtenbach(10).....................      3,925(8)     *          --       3,925       *
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
Glen E. Gilpin(10)..........................     63,780      2.1%         --      63,780     1.7%
  302 Peyton Street
  Emporia, Kansas 66801
Montie K. Taylor(10)........................     24,080(9)     *          --      24,080       *
  1900 Main
  Parsons, Kansas 67357

                                                     TEAM COMMON SHARES BENEFICIALLY OWNED
                                              ----------------------------------------------------
                                              BEFORE THE OFFERING    SHARES    AFTER THE OFFERING
                                              --------------------    BEING    -------------------
NAMES AND ADDRESSES OF BENEFICIAL OWNER(1)     NUMBER      PERCENT   OFFERED    NUMBER     PERCENT
------------------------------------------    ---------    -------   -------   ---------   -------
Employee Stock Ownership Plan(10)...........  1,582,700     52.7%    300,000   1,282,700    34.7%
  8 West Peoria, Suite 200
  P.O. Box 402
  Paola, Kansas 66071-0402
All executive officers and directors as a
  group (nine persons)(10)..................  1,819,457     60.6%         --   1,519,457    41.0%

---------------

 (1) Unless otherwise indicated, the shares are held directly in the names of the beneficial owners and each person has sole voting and sole investment power with respect to the shares. Participants to whom certain shares held by the ESOP have been allocated are entitled to direct the ESOP trustee as to matters in which voting rights may be exercised, and the ESOP trustee will vote such shares, subject to its fiduciary duties. With respect to other matters, participants are only entitled to direct the ESOP trustee with respect to voting on major corporate matters, such as mergers, reorganizations, recapitalizations, liquidations, consolidations or sales of substantially all of Team's assets.

 (2) Includes 55,359 shares of common stock owned by his wife, over which he may be deemed to have shared voting and investment power. Does not include 125,404 shares of common stock that were allocated to Mr. Weatherbie's account in the ESOP as of December 31, 1998, the latest ESOP allocation date.

 (3) Includes 500 shares of common stock owned jointly with his wife, over which he may be deemed to have shared voting and investment power. Does not include 128,207 shares of common stock that were allocated to Mr. Gibson's account in the ESOP as of December 31, 1998, the latest ESOP allocation date.

 (4) Does not include 2,350 shares of common stock that were allocated to Mr. Bartley's account in the ESOP as of December 31, 1998, the latest ESOP allocation date.

 (5) Includes 19,450 shares of common stock owned by her husband's revocable trust, over which she may be deemed to have shared voting and investment power. Does not include 108,405 shares of common stock that were allocated to Ms. Jacobs's account in the ESOP as of December 31, 1998, the latest ESOP allocation date.

 (6) Includes 200 shares owned jointly by Mr. Blakeman and his wife and 300 shares of common stock owned individually by Mr. Blakeman's wife, over all of which shares Mr. Blakeman may be deemed to have shared voting and investment power. Does not include 60,556 shares of common stock that were allocated to Mr. Blakeman's account in the ESOP as of December 31, 1998, the latest ESOP allocation date.

 (7) Includes 8,545 shares owned jointly by Mr. Kilkenny and his wife and 10,640 shares owned by a corporation controlled by Mr. Kilkenny.

 (8) Includes 925 shares of common stock held by Mr. Kurtenbach in an Individual Retirement Account over which he may be deemed to have voting and investment power.

 (9) Includes 640 shares owned jointly by Mr. Taylor and his wife. Does not include 20,962 shares that were allocated to Mr. Taylor's account in the ESOP as of December 31, 1998, the latest ESOP allocation date.

(10) The ESOP holds 1,582,700 shares of record. Team, acting through its board of directors, is the ESOP trustee, although it is anticipated that David L. Heald will be appointed as an interim, independent trustee about June 10, 1999. Therefore, each of the above named persons, other than Rick P. Bartley, may be deemed to be the beneficial owner of the shares in the name of the ESOP, although each of these persons disclaims beneficial ownership of these shares. The Team board of directors has appointed an independent fiduciary, Consulting Fiduciaries, Inc., Northbrook, Illinois, to represent the ESOP in relation to this offering.

  *  Less than 1%.

                           SUPERVISION AND REGULATION

GOVERNMENT REGULATION

     Team and its banks are extensively regulated under federal, Kansas and Nebraska law. These laws and regulations are primarily intended to protect depositors and the deposit insurance fund of the Federal Deposit Insurance Corporation, not shareholders of Team. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of Team and its banks. Team is unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on its business and earnings in the future.

TEAM

     General. Team is a bank holding company registered under the Bank Holding Company Act of 1956 and is subject to regulation, supervision and examination by the Federal Reserve. Team is required to file an annual report and the other periodic reports as the Federal Reserve now requires or may require.

     Acquisitions. As a bank holding company, Team is required to obtain the prior approval of the Federal Reserve before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantial anti-competitive effect, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the community. The Federal Reserve also considers managerial resources, current and projected capital positions and other financial factors in acting on acquisition or merger applications.

     Permissible Activities. Subject to limited exceptions, a bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in a non-banking activity, unless this activity has been determined by the Federal Reserve to be closely related to banking or managing or controlling banks. The Federal Reserve has identified specific non-banking activities in which a bank holding company may engage with notice to, or prior approval by, the Federal Reserve.

     Capital Adequacy. The Federal Reserve monitors the regulatory capital adequacy of bank holding companies. As discussed below, Team's banks are also subject to the regulatory capital adequacy requirements of the Federal Deposit Insurance Corporation, the Comptroller of the Currency, and Kansas and Nebraska regulations, as applicable. The Federal Reserve uses a combination of risk-based guidelines and leverage ratios to evaluate the regulatory capital adequacy of Team.

     The Federal Reserve has adopted a system using risk-based capital adequacy guidelines to evaluate the regulatory capital adequacy of bank holding companies. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of at least $150 million. Under the risk-based capital guidelines, different categories of assets are assigned to different risk categories based generally on the perceived credit risk of the asset. The risk weights of the particular category are multiplied by the corresponding asset balances and added together to determine a risk-weighted asset base. Some off balance sheet items, such as loan commitments in excess of one year, mortgage loans sold with recourse and letters of credit, are added to the risk-weighted asset base by converting them to a credit equivalent and assigning them to the appropriate risk category. For purposes of the Federal Reserve's regulatory risk-based capital guidelines, total capital is defined as the sum of core and secondary capital elements, with secondary capital being limited to 100% of core capital. For bank holding companies, core capital, also known as Tier 1 capital, generally includes common shareholders' equity, perpetual preferred stock and minority interests in consolidated subsidiaries, less goodwill and intangible assets. No more than 25% of core capital elements may consist of cumulative preferred stock. Secondary capital, also known as Tier 2 capital, generally includes the allowance for loan losses limited to 1.25% of weighted risk assets, certain forms of perpetual preferred stock, as well as hybrid capital instruments. The Federal Reserve's regulatory guidelines require a minimum ratio of qualifying total capital to weighted risk assets of 8%, of which at least 4% should be in the form of core capital. At March 31, 1999, Team's core capital was $20.3 million.

     In addition to the risk-based capital guidelines, the Federal Reserve, the Federal Deposit Insurance Corporation and the Comptroller of the Currency use a leverage ratio as an additional tool to evaluate capital adequacy. The leverage ratio is defined by the Federal Reserve to be a company's core capital divided by its average total consolidated assets, and the Comptroller of the Currency's and Federal Deposit Insurance Corporation's definitions are similar. Based upon the current capital status of Team, the applicable minimum required leverage ratio is 4%.

     The table below presents Team's ratios of (1) total capital to risk-weighted assets, (2) core capital to risk-weighted assets and (3) core capital to average assets, at March 31, 1999.


                                                                  AT MARCH 31, 1999
                                                              -------------------------
RATIO                                                         ACTUAL   MINIMUM REQUIRED
-----                                                         ------   ----------------
Total capital to risk-weighted assets.......................   8.69%         8.00%
Core capital to risk-weighted assets........................   7.68%         4.00%
Core capital to average assets..............................   4.61%         4.00%


     Failure to meet the regulatory capital guidelines may result in the initiation by the Federal Reserve of appropriate supervisory or enforcement actions.

THE BANKS

     General. Team owns four banks. The deposits of all of the banks are insured by the Federal Deposit Insurance Corporation. Iola Bank and Trust Company ("IB&T") and TeamBank Nebraska are subject to supervision and regulation by the Federal Deposit Insurance Corporation. In addition, IB&T is regulated by the Kansas Office of the State Bank Commissioner and TeamBank Nebraska is regulated by the Nebraska Department of Banking and Finance. Team Bank N.A. and First National Bank and Trust Company ("First National"), as national banks, are subject to regulation by the Comptroller of the Currency.

     Permissible Activities. A Kansas or Nebraska state chartered bank may not engage in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the Federal Deposit Insurance Corporation determines that the activity poses no significant risk to the Bank Insurance Fund. Neither the IB&T nor TeamBank Nebraska are presently involved in the types of transactions covered by this limitation.

     Community Reinvestment Act. Enacted in 1977, the federal Community Reinvestment Act has become important to financial institutions, including their holding companies. Financial institutions have a continuing and affirmative obligation, consistent with safe and sound operations of such institutions, to serve the "convenience and needs" of the communities in which they are chartered to do business, including low- and moderate-income neighborhoods. The Community Reinvestment Act currently requires that regulators consider an applicant's Community Reinvestment Act record when evaluating certain applications, including charters, branches and relocations, as well as mergers and consolidations. The applicable federal regulators regularly conduct Community Reinvestment Act examinations to assess the performance of financial institutions and assign one of four ratings to the institution's records of meeting the credit needs of its community. During their last examinations, ratings of at least satisfactory were received by all of Team's banks. As a result, management believes that the banks' performance under Community Reinvestment Act will not impede regulatory approvals of any proposed acquisitions or branching opportunities.

     Dividend Restrictions. Dividends paid by Team's banks provide substantially all of the operating and investing cash flow of Team. Under Nebraska law, the approval of the principal regulator is required prior to the declaration of any dividend by a bank if the total of all dividends declared in any calendar year exceeds the total of its net profits of that year combined with its retained net profits for the preceding two years. Under Kansas law, the current dividends can be paid only from undivided profits after deducting losses, but before declaring dividends the bank must transfer 25% of its net profits since the last preceding dividend to its surplus fund until the surplus fund equals the total capital stock.

     With respect to national banks, the directors of any such bank may quarterly, semiannually, or annually declare a dividend of so much of the bank's undivided profits as they deem expedient, except until the bank's surplus fund equals its common capital, no dividends may be declared unless the bank has carried to the surplus fund at least one-tenth of the bank's net income of the preceding half year in the case of quarterly or semiannual dividends, or at least one-tenth of its net income of the preceding two consecutive half-year periods in the case of annual dividends. However, the Comptroller of the Currency's approval is required if the total of all dividends declared by a bank in any calendar year exceeds the total of its net income of that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

     Examinations. Team's banks are examined from time to time by their primary federal banking regulators. Based upon an evaluation, the examining regulator may revalue a bank's assets and require that it establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of the assets. The Kansas Office of the State Bank Commissioner and the Nebraska Department of Banking and Finance also conduct examinations of state-chartered banks. Both of these regulators may accept the results of a federal examination in lieu of conducting an independent examination. Both the Kansas and Nebraska regulators have the authority to revalue the assets of a state-chartered institution and require it to establish reserves.

     Capital Adequacy. The Federal Deposit Insurance Corporation and the Comptroller of the Currency have adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The requirements address both risk-based capital and leverage capital, with risk-based assets and core and secondary capital being determined in basically the same manner as described above for bank holding companies. The Federal Deposit Insurance Corporation or the Comptroller of the Currency may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

     The Federal Deposit Insurance Corporation risk-based capital guidelines require state non-member banks and national banks to have a ratio of total capital to total risk-weighted assets of 8%, of which total capital at least 4% points should be in the form of core capital.

     The table below presents the regulatory capital ratios of the IB&T and TeamBank Nebraska at March 31, 1999.

                                                              AT MARCH 31, 1999
                                                    -------------------------------------
                                                                            TEAMBANK
                                                          IB&T              NEBRASKA
                                                    -----------------   -----------------
                                                             MINIMUM             MINIMUM
RATIO                                               ACTUAL   REQUIRED   ACTUAL   REQUIRED
-----                                               ------   --------   ------   --------
Total capital to risk-weighted assets.............  14.59%     8.00%    13.68%     8.00%
Core capital to risk-weighted assets..............  13.52      4.00     12.67      4.00
Core capital to assets............................   7.62      4.00      8.36      4.00

     The Comptroller of the Currency risk-based capital guidelines expect national banks to maintain a minimum ratio of total capital, after deductions, to weighted risk assets of 8%, and national banks and state non-member banks must have and maintain core capital in an amount equal to at least 3% of adjusted total assets; but for all but the most highly rated banks, the minimum core leverage ratio is to be 3% plus an additional cushion of at least 100 to 200 basis points. The applicable guideline for TeamBank, N.A. and First National are 4%.

     The table below presents the regulatory capital ratios of TeamBank N.A. and First National at December 31, 1998.

                                                                      AT MARCH 31, 1999
                                                            -------------------------------------
                                                             TEAMBANK, N.A.      FIRST NATIONAL
                                                            -----------------   -----------------
                                                                     MINIMUM             MINIMUM
RATIO                                                       ACTUAL   REQUIRED   ACTUAL   REQUIRED
-----                                                       ------   --------   ------   --------
Total capital to risk-weighted assets.....................  12.54%     8.00%    14.51%     8.00%
Core capital to risk-weighted assets......................  11.59      4.00     13.37      4.00
Core capital to assets....................................   7.34      4.00      7.93      4.00

     Banks with regulatory capital ratios below the required minimum are subject to administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

     The Federal Deposit Insurance Corporation and Comptroller of the Currency regulators have adopted regulations that define five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, core risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An institution is adequately capitalized if it has a total risk-based capital ratio of 8% or greater, a core risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater.

     The Federal Deposit Insurance Corporation Improvement Act requires the federal banking regulators to take prompt corrective action to resolve the problems of insured depository institutions, including capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, the Federal Deposit Insurance Corporation Improvement Act contains broad restrictions on activities of institutions that are not adequately capitalized involving asset growth, acquisitions, branch establishment, and expansion into new lines of business. With limited exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any distribution or payment.

     As an institution's capital decreases, the powers of the federal regulators become greater. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The regulators have limited discretion in dealing with a critically undercapitalized institution and are virtually required to appoint a receiver or conservator if the capital deficiency is not promptly corrected.

     Real Estate Lending Evaluations. The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans, which generally are equal to or less than the loan to value limitations established by Team's banks.

     Deposit Insurance Premiums. Deposits of Team's banks are insured up to the regulatory limit by the FDIC and are subject to deposit assessments. The assessment schedule for banks ranges from 0 to 27 cents per $100 of deposits, based on capital and supervisory factors. The banks' insured deposits are subject to assessment payable to Bank Insurance Fund. An institution's assessment is based on the assignment of the institution by the Federal Deposit Insurance Corporation to one of three capital groups and to one of three supervisory subgroups. The capital groups are well capitalized, adequately capitalized and undercapitalized. The three supervisory subgroups are Group A, for financially solid institutions with only a few minor weaknesses, Group B, for those institutions with weaknesses which, if uncorrected could cause substantial deterioration of the institution and increase the risk to the deposit insurance fund, and Group C, for those institutions with a substantial probability of loss to the fund absent effective corrective action. Currently, all four of Team's banks are in Group A.

     Branching Authority. National banks headquartered in Missouri, such as TeamBank, N.A., have the same branching rights in Missouri as banks chartered under Missouri law. Missouri law grants Missouri-chartered banks the authority to establish branches anywhere in the State of Missouri, subject to receipt of all required regulatory approvals.

     Kansas law permits a Kansas bank to install remote service units, also known as automatic teller machines, throughout the state. Remote service units which are not located at the principal place of business of the bank or at a branch location of the bank must be available for use by other banks and their customers on a non-discriminatory basis. Federal law generally allows national banks to establish branches in locations which do not violate state law.

     Interstate Banking Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which became effective September 1995, has eliminated many of the historical barriers to the acquisition of banks by out-of-state bank holding companies. This law facilitates the interstate expansion and consolidation of banking organizations by permitting: (1) bank holding companies that are adequately capitalized and managed, subject to certain limitations, to acquire banks located in states outside their home states regardless of whether acquisitions are authorized under the laws of the host state; (2) the interstate merger of banks after June 1, 1997, subject to the right of individual states either to pass legislation providing for earlier effectiveness of mergers or to opt out of this authority prior to that date; (3) banks to establish new branches on an interstate basis provided that this action is specifically authorized by the law of the host state; (4) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in that state would be authorized to do so; and (5) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state. Team's banks do not currently have any plans to take any actions permitted by this law.

CHANGING REGULATORY STRUCTURE

     The laws and regulations affecting banks and bank holding companies are in a state of flux. The rules and the regulatory agencies in this area have changed significantly over recent years, and there is reason to expect that similar changes will continue in the future. It is not possible to predict the outcome of these changes.

     One of the major additional burdens imposed on the banking industry is the increased authority of federal agencies to regulate the activities of federal and state banks and their holding companies. The Federal Reserve, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. These agencies can assess civil money penalties and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers. In addition, the Kansas Office of the State Bank Commissioner and the Nebraska Department of Banking and Finance possess broad enforcement powers to address violations of their banking laws by banks chartered in each respective state.

PENDING FINANCIAL MODERNIZATION LEGISLATION

     In June 1998, in the 105th Congress, the Senate began hearings on the legislation on a sweeping financial modernization bill, H.R. 10, The Financial Services Act of 1998, which was passed by the U.S. House of Representatives. The Senate did not pass that bill prior to the end of the 105th Congress. This year, in the 106th Congress, a bill referred to as the Financial Services Act of 1999 (based on The Financial Services Act of 1998) is under consideration by House and Senate Committees. The House and Senate versions of the bill are substantially similar.

     If passed by Congress, the bill would not become law unless it is signed by the President, whose Administration, with respect to The Financial Services Act of 1998, had commented publicly that it will not support the legislation in the form that was previously passed by the House. Accordingly, whether The Financial Services Act of 1999 will be passed by Congress in the near future remains uncertain, and the ultimate form the legislation might take if enacted cannot be predicted at this time.

     The Financial Services Act of 1999, among other things, addresses the ongoing debate concerning mixing banking and commerce. Under the proposal, banks could affiliate with insurance and securities companies in a holding company structure, subject to functional regulation. The proposal provides for further study of the issues relating to merging the Savings Association Insurance Fund and Bank Insurance Fund. If adopted, the legislation would represent the most significant overhaul of financial services laws since the 1930's when the Glass-Steagall Act was enacted.

EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

     The Federal Reserve's monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the business and earnings of Team and its subsidiaries cannot be predicted.

TRANSACTIONS WITH AFFILIATES

     Transactions between a bank, its holding company and/or affiliated entities are subject to various restrictions imposed by statute and by state and federal regulatory agencies. These transactions include loans and other extensions of credit, purchases of securities and other assets and payments of fees or other distributions. These restrictions may limit the amount of transactions between an institution and its affiliates based on a percentage of a bank's capital and surplus, impose collateral requirements on extensions of credit in some cases and require transactions with affiliates to be on terms comparable to those for transactions with unaffiliated entities and consistent with safe and sound banking practices.

RESERVE REQUIREMENTS

     As national banks and state member banks, the banks are subject to Federal Reserve regulations requiring depository institutions to maintain reserves against a specified percentage of transaction accounts (primarily NOW and regular checking). Reserves are maintained in the form of vault cash or non-interest bearing deposits with the Federal Reserve Bank. The Federal Reserve regulations generally require 3% reserves on the first $47.8 million of transaction accounts; however, the first $4 million of these otherwise reservable balances are exempted from the 3% reserve requirement. Net transaction account balances over $47.8 million are subject to a reserve requirement of $1,434,000 plus 10% of the amount of net transaction balances over $47.8 million. The banks of Team are in compliance with the foregoing requirements.

LIABILITIES OF COMMONLY CONTROLLED DEPOSITORY INSTITUTIONS

     A bank insured by the Federal Deposit Insurance Corporation can be held liable for any loss incurred by, or reasonably expected to be incurred by, the Federal Deposit Insurance Corporation in connection with (a) the default of a commonly controlled FDIC-insured financial institution or (b) any assistance provided by the Federal Deposit Insurance Corporation to a commonly controlled depository institution in danger of default. Thus, the banks could incur liability to the Federal Deposit Insurance Corporation in the event of the default of any of the other FDIC-insured financial institutions owned or controlled by Team. Such liability would be subordinate in right of payment to deposit liabilities, secured obligations, any other general or senior liability and any obligation subordinate to depositors or other general creditors, other than obligations owed to any affiliate of the depository institution and any obligations owed to shareholders in their capacity as shareholders. The imposition of liabilities in sufficient amounts could lead to the appointment of the Federal Deposit Insurance Corporation as conservator or receiver for the banks.

                          DESCRIPTION OF CAPITAL STOCK

     Team's articles of incorporation, as restated and amended, authorize the issuance of 60,000,000 shares of stock, comprised of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of June 3, 1999, there were a total of 3,001,803 shares of common stock issued and outstanding. As permitted by Kansas law, Team's articles of incorporation allow its board to issue additional shares of its stock up to the total amount of common or preferred stock authorized without obtaining additional approval of its shareholders. No shares of preferred stock are currently outstanding.

     The board may, within certain regulatory guidelines, issue additional shares of common stock without the prior approval of the Federal Reserve. There is no current intent to issue any additional common stock at this time except with respect to this offering, or pursuant to Team's Employee Stock Purchase Plan and its 1999 Incentive Stock Plan.

COMMON STOCK

     Dividend Rights. Holders of common stock will be entitled to dividends as, if and when declared by the board out of funds legally available for such dividends. Team has paid dividends on its common stock out of net earnings since 1987 and intends to pay quarterly dividends on its common stock beginning in the second quarter of 1999. See "Dividend Policy; No Prior Market for Common Stock." However, there can be no assurance that Team will continue to be able to pay, or that the board of directors of Team will authorize payment of, dividends on common stock.

     Voting Rights. All voting rights are vested in the holders of common stock of Team, each share being entitled to one vote. Team's articles of incorporation specifically provide that holders of common stock have cumulative voting rights in the election of directors at shareholders' meetings. Cumulative voting rights permit minority shareholders who control a significant block of stock to elect a representative to the board. Accordingly, with cumulative voting rights, minority holders of common stock may be able to elect persons to the board of directors. Directors are elected by a plurality of the votes present at a meeting of shareholders called for that purpose.

     In all matters other than the election of directors and where otherwise required by Kansas law, the affirmative vote of holders of a majority of the shares present in person or by proxy at a meeting will be sufficient to act on a matter. Mergers and business combinations require the affirmative vote of 51% of the outstanding shares of common stock.

     Preemptive Rights. Holders of common stock and preferred stock of Team do not have preemptive rights to subscribe for additional shares or securities of Team in the event more shares or securities are issued. This lack of preemptive rights means that Team may issue additional stock or securities without any obligation to holders of common stock or preferred stock. To the extent shares of common stock are issued in the future without first offering the stock to shareholders, the proportionate ownership of Team's shareholders could be diminished.

     Liquidation Rights. Upon liquidation or dissolution of Team, holders of its stock and securities will share in the proceeds as follows: Subject to the specific terms of any series of preferred stock, in order of priority and to the extent funds are available, the holders of preferred stock will be repaid the liquidation value of the preferred stock, and to the extent additional funds are available upon liquidation, holders of preferred stock will receive payments of any unpaid accumulated dividends on preferred stock. Next, holders of common stock will be entitled to share on a pro rata basis in the net assets which remain after satisfaction of all other liabilities, including payments to holders of preferred stock as outlined above. In other words, holders of common stock will have rights to Team's assets subordinate to the rights of all of Team's other creditors.

     Other. Shares of common stock to be sold in this offering will, when issued, be fully paid and nonassessable. Team's common stock is not subject to any mandatory redemptive provisions, sinking fund provisions or conversion rights.

PREFERRED STOCK

     The preferred stock of Team may be issued from time to time by the board of directors as in one or more series. The description of shares of each series of preferred stock will be as set forth in resolutions adopted by the board of directors and a certificate of designation to be filed as required by Kansas law prior to the issuance of any shares of the series. The certificate of designation will set the number of shares to be included in each series of preferred stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the board of directors is not authorized to change the right of the common stock to vote one vote per share on all matters submitted for shareholder action. The authority of the board of directors with respect to each series of preferred stock includes, but is not limited to, setting or changing the following:

     - the designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred stock may not exceed 10,000,000;

     - the annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;

     - whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     - the obligation, if any, of Team to redeem or repurchase shares of the series pursuant to a sinking fund;

     - whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

     - whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

     - the rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of Team; and

     - any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the series which may be authorized or permitted under Kansas law.

     The shares of preferred stock of any one series will be identical with each other in all respects except as to the dates from and after which dividends thereon will cumulate, if cumulative.

ANTI-TAKEOVER PROVISIONS

     Article Tenth of Team's articles of incorporation provide authority to the board of directors to oppose a tender or merger offer on the basis of factors other than economic benefit to shareholders. Such factors that the board of directors may but will not be legally obligated to consider, in the event of a tender offer for Team's securities, are the following:

     - whether the offered price is acceptable based on the historical and present operating results or financial condition of Team;

     - whether a more favorable price could be obtained for Team's securities in the future;

     - the impact which an acquisition of Team would have on the employees, depositors, and customers of Team and its subsidiaries in the communities which they serve;

     - the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of Team and its subsidiaries and the future value of Team's stock;

     - the value of the securities, if any, which the offeror is offering in exchange for Team's securities, based on an analysis of the worth of Team as compared to the corporation or other entity whose securities are being offered; and

     - any anti-trust or other legal and regulatory issues that are raised by the offeror.

     Article Tenth might discourage a tender offer for Team common stock, which might be at a price above the prevailing market rate. Management believes that the advantages of the provisions to all the shareholders of Team outweigh any possible disadvantages resulting from the decrease in the likelihood of Team becoming a target of a takeover bid which might be desired or favored by a majority of Team shareholders.

     The board has noted that uninvited or unsolicited tender offers or other attempts to acquire control of companies, if successful, are sometimes followed by a merger or similar transaction that involves the elimination of minority shareholders or a change in their interest as shareholders. Such a two-step, non-negotiated, or a board of director disapproved, transaction often results in the elimination of minority shareholders who did not tender their stock in the first step or who, as a result of proration, did not have all their tendered stock purchased. In connection with the second step, minority shareholders are often forced to accept consideration that, in the opinion of the board, is less valuable or desirable for stock that was available or offered in the first step.

     The board of directors believes that substantial inequities could befall the remaining shareholders after Team has come under the control of another person or company and the acquiror then proceeds to combine a company owned by the person acquiring or the acquiring person itself with Team by merger or otherwise. The terms of such a business combination may not reflect arm's-length bargaining and thus may not assure fair treatment of the remaining shareholders, because the same party controls both sides of the negotiations. Kansas law permits a Kansas corporation to be merged with or into another corporation upon the approval of the holders of a majority of its outstanding stock. Hence, a party who held or controlled a majority of Team's voting stock after a takeover could force a merger, sale of substantially all of Team or a subsidiary's assets or other transactions on terms it dictated. While objecting shareholders have certain statutory rights of appraisal under Kansas law, pursuant to which they may enforce their right to receive the fair value of their shares, fair value is a difficult term to define and may require significant cost to determine. Team's shareholders could rely on certain common law rights based on the fiduciary duty of a controlling shareholder to deal fairly with minority shareholders and upon federal securities laws governing disclosures in the event of a business combination pursuant to which shareholder action is required, but efforts to pursue these rights may involve protracted and expensive litigation. A minority shareholder may not have the financial resources to wait out such litigation and, faced with the inability to liquidate his investment at the value equal to that paid under the tender offer, may be coerced by economic considerations into accepting the terms of a business combination.

     The provisions of Team's articles of incorporation discussed above may not deter an acquisition of Team. It may, however, discourage attempts by other persons, companies or groups to acquire control of

Team without negotiation with Team through the acquisition of a substantial number of shares of Team's stock, possibly followed by a forced merger or other business combination in which the remaining shareholders of Team may not receive a fair price for their shares. Management believes that shareholders other than the person seeking control may suffer inequities and may not receive a fair price if Team falls under the control of another person without that other person first negotiating with management to obtain the fairest terms for the shareholders and Team.

     Team also intends to amend Article Eighth of its articles of incorporation, effective as of the date of this prospectus, to require an affirmative vote of two-thirds of the outstanding voting shares for mergers, consolidating dissolutions and liquidations of Team. This amendment may also have the effect of deterring an acquisition of Team.

RIGHTS AGREEMENT

     Team's board has adopted a rights shareholder agreement or plan. Pursuant to the plan, one right will be issued and attached to each outstanding share of common stock. Each right will entitle the holder, in circumstances described below, to purchase from Team one one-hundredth of a share of Series A preferred stock at an exercise price of $48.00 per right, subject to adjustment in certain events. Each one one-hundredth of a share of Series A preferred stock will be entitled to dividends equal to dividends which may from time to time be declared on a share of common stock. In the event of liquidation or merger, the preferred shareholders will be entitled to a return which will result in the one one-hundredth of a share of Series A preferred stock being treated identically to a share of common stock. These rights are protected by customary anti-dilution provisions.

     The rights initially will be represented by the certificates evidencing the common stock and will not be exercisable, or transferable apart from the common stock, until the earliest to occur of:

     - the twentieth day after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15%, or more of the outstanding common stock of Team, or 10% or more of the outstanding common stock, if the board determines that such person or group intends to take actions which would be detrimental to the long-term interests of Team or its shareholders or that such ownership would be detrimental to Team in other respects; provided, that if within the 20-day period the acquiring person reduces his beneficial ownership to less than 15%, or 10% for an adverse person, then he will be deemed not to be an acquiring person;

     - the twentieth day after the commencement of a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the outstanding common stock of Team; provided, that if within the 20-day period the person withdraws the tender or exchange offer, then such offer will be deemed not to have been made; and

     - the twentieth day after the date of filing of a registration statement for any exchange offer of the type addressed above under the Securities Act of 1933.


     Under the rights plan, any of the above three dates, is known as a distribution date. Any person or group described in item (i) above is referred to as an acquiring person, and the date upon which a person or group first becomes an acquiring person is referred to as the stock acquisition date. Team, its subsidiaries or its benefit plans, including the ESOP, will not be considered acquiring persons. In addition, an underwriter acting for Team pursuant to an underwriting agreement will not be considered an acquiring person.


     The rights, unless sooner redeemed, will first become exercisable on the distribution date, at which time Team will distribute separate right certificates representing the rights to its then current shareholders, and it is expected that the rights could then begin trading separately from the common stock of Team. The rights will expire on June 3, 2009, unless this date is extended or unless the rights are earlier redeemed or exchanged by Team.

     Following the distribution date, each right initially would give holders, other than the acquiring person, its affiliates and transferees, the right to purchase, for the purchase price, one one-hundredth of a share of Series A preferred stock. On a stock acquisition date which follows the commencement of a tender offer or an exchange offer, or on the distribution date with respect to any other stock acquisition date, the rights would give holders, other than the acquiring person, its affiliates and transferees, the right to purchase from Team, for the purchase price, that number of one one-hundredths of a share of Series A preferred stock having a market value of twice the purchase price. Alternatively, before an acquiring person acquires 50% of the outstanding common stock, Team's board of directors may exchange each right, except for the rights held by the acquiring person, in whole or in part, for half of the number of one one-hundredths of a share of the Series A preferred stock or shares of the common stock which the holders could otherwise purchase by exercising the rights.

     In addition, in a merger, consolidation or sale or transfer of 50% or more of the consolidated assets or earning power of Team occurring after the rights become exercisable, each right will be converted into the right to purchase, for the purchase price, that number of shares of common stock of the surviving entity or, in limited circumstances, its parent corporation, which at the time of such transaction will have a market value of two times the purchase price of the right.

     Following the distribution date, exercisable rights may be exercised, at the option of the holder, without the payment of the purchase price in cash. In this case, the holder would receive a number of one one-hundredths of a share of Series A preferred stock having a value equal to the difference between the value of the Series A preferred stock that would have been issuable upon payment of the purchase price and the purchase price.

     The rights will not interfere with any merger or other business combination that is approved by Team's board of directors because the rights may be redeemed by Team at $.001 per right at any time prior to 20 days following a 15% acquisition.

     Until a right is exercised, the holder will have no rights as a shareholder of Team, including, without limitation, the right to vote or to receive dividends.

     The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire Team on terms not approved by the board of directors of Team. The rights should not interfere with any merger or other business combination approved by the board of directors prior to the time that holders of the rights become entitled to exercise their rights for Series A preferred stock, or common stock of the surviving entity in a merger with Team, since until that time the rights may be redeemed by the board of directors of Team.

     Team's board of directors may amend the rights agreement, without limitation, prior to the distribution of the rights, without the approval of the holders of the rights.

TRANSFER AND DIVIDEND PAYING AGENT

     American Securities Transfer & Trust, Inc., Denver, Colorado, will act as transfer and dividend paying agent for Team's common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, Team will have 3,701,803 shares of common stock outstanding, or 3,851,803 shares of common stock if the underwriters' over-allotment option is exercised in full. The common stock sold in the offering will be freely transferable without restriction under the Securities Act, unless such shares are held by affiliates of Team as that term is defined in the Securities Act. The remaining 3,001,803 shares of common stock held by existing shareholders are restricted shares. Team issued and sold the restricted shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as Rule 144.

     Under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three-month period up to the greater of:

     - 1% of the then-outstanding shares of common stock, or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Also, sales under Rule 144: (1) must be made through customary broker transactions; (2) are subject to notice requirements; and (3) may only be made if current public information is available on Team. Finally, Rule 144 permits a person who is unaffiliated with Team to sell restricted shares without complying with any of the Rule 144 limitations discussed above.


     Team, its directors, executive officers and certain other shareholders, including the ESOP, who will hold an aggregate of 1,902,908 shares upon completion of the offering, have agreed that they will not, with certain limited exceptions, offer, sell, grant options to purchase or otherwise dispose of any shares of common stock without the prior written consent of the representative of the underwriters for a period of 180 days from the date of this prospectus. Team's ESOP will be permitted, in the ordinary course of its business, to transfer shares to ESOP participants who terminate employment with Team or elect to diversify their portfolio.


     Prior to the offering, there was no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of common stock in the open market or the perception that such sales may occur could adversely affect the market price of the common stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among Team, the selling shareholder and the underwriters listed on the table below for whom Howe Barnes Investments, Inc. is acting as representative, the underwriters have severally agreed to purchase from Team and the selling shareholder an aggregate of 1,000,000 shares of common stock in the amounts set forth below opposite their names.


UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
Howe Barnes Investments, Inc. ..............................        600,000
EVEREN Securities, Inc. ....................................         38,000
Fahnestock & Co., Inc. .....................................         38,000
Friedman, Billings, Ramsey & Co., Inc. .....................         38,000
Edward D. Jones & Co., L.P. ................................         38,000
Morgan Keegan & Company, Inc. ..............................         38,000
Ryan, Beck & Co., Inc. .....................................         38,000
Sandler O'Neill & Partners, L.P. ...........................         38,000
Stifel, Nicolaus & Company, Incorporated....................         38,000
George K. Baum & Company....................................         24,000
Kirkpatrick, Pettis, Smith, Polian Inc. ....................         24,000
David A. Noyes & Company....................................         24,000
Sterne, Agee & Leach, Inc. .................................         24,000
                                                                  ---------
          Total.............................................      1,000,000
                                                                  =========


     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the common stock, if any are taken.

     Team has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 150,000 shares of common stock at the public offering price. If the underwriters purchase any of the additional shares of common stock under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion as in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the common stock offered pursuant to this prospectus.

     The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by Team and the selling shareholder as shown in the table below do not reflect estimated offering expenses of $350,000 payable by Team and the selling shareholder.


                                                   PER SHARE OF COMMON STOCK      TOTAL
                                                   -------------------------   -----------
Price to Investors...............................          $  11.25            $11,250,000
Proceeds to Team.................................          $10.4625            $ 7,323,750
Proceeds to the selling shareholder..............          $10.4625            $ 3,138,750



     Team and the selling shareholder have agreed to pay the underwriters $0.7875 per share of common stock, or a total of $787,500 as compensation for arranging the sale of common stock. Should the underwriters exercise the over-allotment option, an aggregate of $118,125 will be paid to the underwriters for arranging the sale of the common stock.



     The underwriters propose to offer the common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus, and in part to securities dealers at this price less a concession not in excess of $0.35 per share of common stock. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.25 per share of common stock to brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.


     Team and the selling shareholder have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock; and syndicate short positions involve the sale by the underwriters of a greater number of securities than they are required to purchase from Team and the selling shareholder in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members of other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the shares of common stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                 LEGAL MATTERS


     Certain legal matters in connection with this offering will be passed upon for Team by Jones & Keller P.C., Denver, Colorado. The validity of the common stock offered under Kansas law pursuant to this prospectus will be passed upon for Team by Hartley, Nicholson & Hartley, P.A., Paola, Kansas. Two members of Hartley, Nicholson & Hartley, P.A., own 5,975 shares of Team's common stock. Certain legal matters in connection with this offering will be passed upon for the selling shareholder by Shook, Hardy & Bacon LLP, Kansas City, Missouri. Certain legal matters in connection with this offering will be passed upon for the underwriters by Chapman and Cutler, Chicago, Illinois. Jones & Keller, P.C. and Chapman and Cutler will rely on the opinion of Hartley, Nicholson & Hartley, P.A. regarding certain matters.


                                    EXPERTS


     The consolidated financial statements of Team as of December 31, 1998 and for each of the years in the three year period ended December 31, 1998 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that reflect Team's views about future events and financial performance. Actual results could differ materially from those suggested by the forward-looking statements for various reasons, including those discussed in the "Risk Factors" section beginning on page 4. Therefore, you should not place undue reliance on these forward-looking statements.

                             ADDITIONAL INFORMATION

     Team has filed with the Commission a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Team, these references are not necessarily complete and you should refer to the exhibits attached to the registration statement, including exhibits and schedules filed with it, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the Commission. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. You may also obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http:/www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Team, that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Interim Unaudited Consolidated Financial Statements

  Consolidated Balance Sheets...............................   F-2

  Consolidated Statements of Income.........................   F-3

  Consolidated Statements of Cash Flows.....................   F-4

  Notes to Consolidated Financial Statements................   F-5

Consolidated Financial Statements

  Independent Auditors' Report..............................   F-7

  Consolidated Balance Sheets...............................   F-8

  Consolidated Statements of Income.........................   F-9

  Consolidated Statements of Comprehensive Income...........  F-10

  Consolidated Statements of Stockholders' Equity...........  F-11

  Consolidated Statements of Cash Flows.....................  F-12

  Notes to Consolidated Financial Statements................  F-13

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                  MARCH 31, 1999
                                                              ----------------------   DECEMBER 31,
                                                              PRO FORMA   HISTORICAL       1998
                                                              ---------   ----------   ------------
                                                                   (UNAUDITED)
Cash and due from banks.....................................  $ 20,610     $ 20,610      $ 27,397
Federal funds sold and interest-bearing deposits............     6,467        6,467         4,502
                                                              --------     --------      --------
                                                                27,077       27,077        31,899
                                                              --------     --------      --------
Investment securities:
  Available-for-sale........................................   112,298      112,298       109,296
  Held-to-maturity..........................................    25,734       25,734        25,742
                                                              --------     --------      --------
         Total investment securities........................   138,032      138,032       135,038
                                                              --------     --------      --------
Loans, net of unearned fees.................................   250,280      250,280       256,126
Allowance for loan losses...................................     2,625        2,625         2,541
                                                              --------     --------      --------
         Net loans..........................................   247,655      247,655       253,585
                                                              --------     --------      --------
Bank premises and equipment, net............................     8,823        8,823         8,560
Assets acquired through foreclosure.........................       891          891           906
Goodwill, net of accumulated amortization...................     5,740        5,740         5,850
Other assets................................................     6,462        6,462         6,514
                                                              --------     --------      --------
         Total assets.......................................  $434,680     $434,680      $442,352
                                                              ========     ========      ========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits....................................................  $375,202     $375,202      $384,347
Federal funds purchased and securities sold under agreements
  to repurchase.............................................     6,462        6,462         6,273
Accrued expenses and other liabilities......................     3,881        3,881         3,271
Notes payable...............................................    23,058       23,058        23,060
                                                              --------     --------      --------
         Total liabilities..................................   408,603      408,603       416,951
                                                              --------     --------      --------
Redeemable common stock held by employee stock ownership
  plan, net of unearned compensation........................        --       16,876        16,876
                                                              --------     --------      --------
Nonredeemable stockholders' equity:
  Preferred stock, no par value; 10,000,000 shares
    authorized, no shares issued............................        --           --            --
  Common stock, no par value; 50,000,000 shares authorized,
    3,028,808 and 3,020,098 shares issued at March 31, 1999
    and December 31, 1998...................................    14,044       14,044        13,980
  Capital surplus...........................................       122          122           122
  Retained earnings.........................................    12,748       12,748        11,921
  Treasury stock, 27,005 shares of common stock at March 31,
    1999 and December 31, 1998..............................      (187)        (187)         (187)
  Accumulated other comprehensive income....................       350          350           565
  Unearned compensation.....................................    (1,000)      (1,000)       (1,000)
                                                              --------     --------      --------
                                                                26,077       26,077        25,401
  Less redeemable common stock held by employee stock
    ownership plan, net of unearned compensation............        --       16,876        16,876
                                                              --------     --------      --------
         Total nonredeemable stockholders' equity...........    26,077        9,201         8,525
Commitments and contingencies
                                                              --------     --------      --------
         Total liabilities and stockholders' equity.........  $434,680     $434,680      $442,352
                                                              ========     ========      ========

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              MARCH 31,   MARCH 31,
                                                                1999        1998
                                                              ---------   ---------
                                                                   (UNAUDITED)
Interest income:
  Loans, including fees.....................................   $5,679      $5,394
  Taxable investment securities.............................    1,727       1,780
  Nontaxable investment securities..........................      296         263
  Other.....................................................      190          89
                                                               ------      ------
          Total interest income.............................    7,892       7,526
                                                               ------      ------
Interest expense:
  Deposits..................................................    3,616       3,522
  Federal funds purchased and securities sold under
     agreements to repurchase...............................       89         136
  Notes payable.............................................      323         249
                                                               ------      ------
          Total interest expense............................    4,028       3,907
                                                               ------      ------
          Net interest income...............................    3,864       3,619
Provision for loan losses...................................      183         446
                                                               ------      ------
     Net interest income after provision for loan losses....    3,681       3,173
                                                               ------      ------
Other income:
  Service charges...........................................      540         461
  Trust fees................................................      141          79
  Gain on sales of mortgage loans...........................      192         137
  Gain on sales of investment securities....................       --           1
  Other.....................................................      310         235
                                                               ------      ------
          Total other income................................    1,183         913
                                                               ------      ------
Other expenses:
  Salaries and employee benefits............................    1,858       1,766
  Occupancy and equipment...................................      461         412
  Data processing...........................................      343         273
  Professional fees.........................................      203         106
  Marketing.................................................       54         121
  Goodwill and other intangible amortization................      173         158
  Other.....................................................      597         669
                                                               ------      ------
          Total other expenses..............................    3,689       3,505
                                                               ------      ------
          Income before income taxes........................    1,175         581
Income taxes................................................      348         145
                                                               ------      ------
          Net income........................................   $  827      $  436
                                                               ======      ======
Basic and diluted income per share..........................   $  .29      $  .16
                                                               ======      ======

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                             (AMOUNTS IN THOUSANDS)

                                                              MARCH 31,   MARCH 31,
                                                                1999        1998
                                                              ---------   ---------
                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $    827    $    436
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses..............................       183         446
     Depreciation and amortization..........................       424         348
     Net gain on sales of investment securities.............        --          (1)
     Net gain on sales of mortgage loans....................      (192)       (137)
     Net gain on sales of assets acquired through
      foreclosure...........................................        --          (5)
     Proceeds from sale of mortgage loans...................    16,003       8,688
     Origination of mortgage loans for sale.................   (13,897)    (10,963)
     Increase (decrease) in other assets....................       124      (2,268)
     Increase in accrued expenses and other liabilities.....       610         696
                                                              --------    --------
          Net cash provided by (used in) operating
           activities.......................................     4,082      (2,760)
                                                              --------    --------
Cash flows from investing activities:
  Net (increase) decrease in loans..........................     3,947      (9,609)
  Proceeds from sale of investment securities
     available-for-sale.....................................        --       4,023
  Proceeds from maturities and principal reductions of
     investment securities available-for-sale...............    12,667       5,986
  Purchases of investment securities available-for-sale.....   (16,068)    (28,339)
  Proceeds from maturities and principal reductions of
     investment securities
     held-to-maturity.......................................     1,990       1,843
  Purchases of investment securities held-to-maturity.......    (2,097)     (3,884)
  Purchases of bank premises and equipment, net of sales....      (449)       (905)
  Proceeds from sales or payments on assets acquired through
     foreclosure............................................        --         (36)
                                                              --------    --------
          Net cash used in investing activities.............       (10)    (30,921)
                                                              --------    --------
Cash flows from financing activities:
  Net increase (decrease) in deposits.......................    (9,145)     33,450
  Net increase (decrease) in federal funds purchased and
     securities sold under agreement to repurchase..........       189      (5,306)
  Payments on notes payable.................................        (2)         --
  Proceeds from notes payable...............................        --       4,000
  Common stock issued.......................................        64          45
                                                              --------    --------
          Net cash provided by (used in) financing
           activities.......................................    (8,894)     32,189
                                                              --------    --------
          Net decrease in cash and cash equivalents.........    (4,822)     (1,492)
Cash and cash equivalents at beginning of period............    31,899      20,205
                                                              --------    --------
Cash and cash equivalents at end of period..................  $ 27,077    $ 18,713
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1999 AND 1998

(1) BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q.

     The consolidated financial statements include the accounts of Team Financial, Inc. and subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.

     The consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of financial position and results of operations for those periods. The consolidated statements of income for the three months ended March 31, 1999 are not necessarily indicative of the results that will be achieved for the entire year.

(2) PRO FORMA BALANCE SHEET

     The Company expects to complete an initial public offering in June 1999. Management believes that, subsequent to the offering, the common stock will meet the Internal Revenue Code requirement to be considered a liquid security. As a result, the Company will no longer be obligated to redeem shares held by the ESOP. The redeemable common stock, reflected outside of nonredeemable stockholders' equity in the accompanying historical financial statements, has been classified into stockholders' equity in the accompanying March 31, 1999 pro forma balance sheet. If the stock ceases to meet the Internal Revenue Code requirement to be a liquid security, the Company would again be obligated to redeem such shares and would reclassify their fair value, net of unearned compensation, outside of stockholders' equity.

(3) INCOME PER SHARE

     Income per share is computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. Basic income per share is based upon the weighted average number of common shares outstanding during the periods presented. In accordance with SOP 93-6, Employers' Accounting for Employee Stock Ownership Plan, unallocated ESOP shares are not considered outstanding for EPS computations until they are committed to be released. Diluted income per share includes the effects of all dilutive potential common shares outstanding during each period.

     The shares used in the calculation of basic and diluted income per share are shown below (in thousands):

                                                              MARCH 31,   MARCH 31,
                                                                1999        1998
                                                              ---------   ---------
Weighted average common shares outstanding..................    2,867       2,753
                                                                =====       =====

(4) COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, effective January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses). Components of comprehensive income are net income and all other nonowner changes in equity. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassifications of financial statements for earlier periods provided for comparative purposes is required. Comprehensive income as defined by SFAS No. 130 was $612,000 and $510,000 for the three months

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES
ended March 31, 1999 and 1998, respectively. The only component of other comprehensive income consists of unrealized holding gains and losses on available-for-sale securities.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Team Financial, Inc.:

     We have audited the accompanying consolidated balance sheets of Team Financial, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Team Financial, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            KPMG LLP

February 12, 1999

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                1998       1997
                                                              --------   --------
Cash and due from banks.....................................  $ 27,397   $ 17,517
Federal funds sold and interest-bearing deposits............     4,502      2,688
                                                              --------   --------
                                                                31,899     20,205
                                                              --------   --------
Investment securities (note 2):
  Available-for-sale........................................   109,296    103,304
  Held-to-maturity..........................................    25,742     22,399
                                                              --------   --------
          Total investment securities.......................   135,038    125,703
                                                              --------   --------
Loans, net of unearned fees (note 3)........................   256,126    223,675
Allowance for loan losses (note 5)..........................     2,541      1,629
                                                              --------   --------
          Net loans.........................................   253,585    222,046
                                                              --------   --------
Bank premises and equipment, net (note 6)...................     8,560      8,136
Assets acquired through foreclosure.........................       906        367
Goodwill, net of accumulated amortization...................     5,850      4,332
Other assets (note 4).......................................     6,514      6,207
                                                              --------   --------
          Total assets......................................  $442,352   $386,996
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 7)...........................................  $384,347   $333,864
Federal funds purchased and securities sold under agreements
  to repurchase (note 8)....................................     6,273     13,558
Accrued expenses and other liabilities......................     3,271      3,248
Notes payable (notes 9 and 10)..............................    23,060     13,684
                                                              --------   --------
          Total liabilities.................................   416,951    364,354
                                                              --------   --------
Redeemable common stock held by employee stock ownership
  plan, net of unearned compensation (note 10)..............    16,876     18,143
                                                              --------   --------
Nonredeemable stockholders' equity (note 13):
  Preferred stock, no par value; 10,000,000 shares
     authorized, no shares issued...........................        --         --
  Common stock, no par value; 50,000,000 shares authorized,
     3,020,098 and 2,999,825 shares issued at December 31,
     1998 and 1997 (note 10)................................    13,980     13,834
  Capital surplus...........................................       122         --
  Retained earnings.........................................    11,921     10,263
  Treasury stock, 27,005 and 52,500 shares of common stock
     at December 31, 1998 and 1997..........................      (187)      (363)
  Accumulated other comprehensive income....................       565        359
  Unearned compensation (note 10)...........................    (1,000)    (1,451)
                                                              --------   --------
                                                                25,401     22,642
  Less redeemable common stock held by employee stock
     ownership plan, net of unearned compensation (note
     10)....................................................    16,876     18,143
                                                              --------   --------
          Total nonredeemable stockholders' equity..........     8,525      4,499
Commitments and contingencies (notes 10 and 15)
                                                              --------   --------
          Total liabilities and stockholders' equity........  $442,352   $386,996
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1998      1997      1996
                                                              -------   -------   -------
Interest income:
  Loans, including fees.....................................  $23,183   $19,475   $16,196
  Taxable investment securities.............................    7,127     5,458     4,492
  Nontaxable investment securities..........................    1,133       827       667
  Other.....................................................      411       377       280
                                                              -------   -------   -------
          Total interest income.............................   31,854    26,137    21,635
                                                              -------   -------   -------
Interest expense:
  Deposits..................................................   14,807    11,794     9,532
  Federal funds purchased and securities sold under
     agreements to repurchase...............................      528       569       535
  Notes payable.............................................    1,238       524       395
                                                              -------   -------   -------
          Total interest expense............................   16,573    12,887    10,462
                                                              -------   -------   -------
          Net interest income...............................   15,281    13,250    11,173
Provision for loan losses (note 5)..........................    1,486     1,095       623
                                                              -------   -------   -------
          Net interest income after provision for loan
            losses..........................................   13,795    12,155    10,550
                                                              -------   -------   -------
Other income:
  Service charges...........................................    2,039     1,670     1,400
  Trust fees................................................      454       408       368
  Gain on sales of mortgage loans (note 4)..................      664       268       230
  Gain (loss) on sales of investment securities.............       18         2       (40)
  Other (note 4)............................................    1,431       931       854
                                                              -------   -------   -------
          Total other income................................    4,606     3,279     2,812
                                                              -------   -------   -------
Other expenses:
  Salaries and employee benefits (note 10)..................    7,835     6,419     5,128
  Occupancy and equipment (note 6)..........................    1,805     1,668     1,298
  Data processing...........................................    1,265     1,033       879
  Professional fees.........................................      874       717       599
  Marketing.................................................      479       395       274
  Goodwill amortization.....................................      405       140        17
  Other.....................................................    2,721     2,295     1,937
                                                              -------   -------   -------
          Total other expenses..............................   15,384    12,667    10,132
                                                              -------   -------   -------
          Income before income taxes........................    3,017     2,767     3,230
Income taxes (note 11)......................................      673       553       938
                                                              -------   -------   -------
          Net income........................................  $ 2,344   $ 2,214   $ 2,292
                                                              =======   =======   =======
Basic and diluted income per share..........................  $   .85   $   .84   $  1.02
                                                              =======   =======   =======

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                             (AMOUNTS IN THOUSANDS)

                                                               1998     1997     1996
                                                              ------   ------   ------
Net income..................................................  $2,344   $2,214   $2,292
                                                              ------   ------   ------
Other comprehensive income, net of tax:
  Unrealized gains (losses) on investment securities
     available-for-sale.....................................     218      280     (251)
  Reclassification adjustment for gains included in net
     income.................................................     (12)      (1)      26
                                                              ------   ------   ------
     Other comprehensive income.............................     206      279     (225)
                                                              ------   ------   ------
     Comprehensive income...................................  $2,550   $2,493   $2,067
                                                              ======   ======   ======

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                             (AMOUNTS IN THOUSANDS)

                                                                                                         LESS REDEEMABLE
                                                                                                          COMMON STOCK
                                                                                                             HELD BY
                                                                                                         EMPLOYEE STOCK
                                                                           ACCUMULATED                   OWNERSHIP PLAN,
                                                                              OTHER                      NET OF UNEARNED
                                COMMON    CAPITAL   RETAINED   TREASURY   COMPREHENSIVE     UNEARNED      COMPENSATION
                                 STOCK    SURPLUS   EARNINGS    STOCK        INCOME       COMPENSATION      (NOTE 10)      TOTAL
                                ------    -------   --------   --------   -------------   ------------   ---------------   ------
Balance, December 31, 1995....  $10,549      --       7,004      (363)         305           (1,699)         (12,375)       3,421
Common stock issued in
  acquisition of subsidiary
  (300,750 shares)............   2,105       --          --        --           --               --               --        2,105
Common stock issued in
  connection with compensation
  plans (6,845 shares)........      35       --          --        --           --               --               --           35
Net income....................      --       --       2,292        --           --               --               --        2,292
Dividends paid ($.23 per
  share)......................      --       --        (588)       --           --               --               --         (588)
Income tax benefit of
  dividends paid to employee
  stock ownership plan related
  to unallocated shares of
  common stock................      --       --          24        --           --               --               --           24
Other comprehensive income....      --       --          --        --         (225)              --               --         (225)
Increase of unearned
  compensation, net of
  principal payments on ESOP
  notes payable...............      --       --          --        --           --              (47)              --          (47)
Market value adjustment to
  redeemable ESOP common
  stock.......................      --       --          --        --           --               --           (2,501)      (2,501)
                                -------     ---      ------      ----         ----           ------          -------       ------
Balance, December 31, 1996....  12,689       --       8,732      (363)          80           (1,746)         (14,876)       4,516
Common stock issued in
  connection with compensation
  plans (9,540 shares)........      61       --          --        --           --               --               --           61
Common stock issued (115,265
  shares) in connection with
  private placement...........   1,084       --          --        --           --               --               --        1,084
Net income....................      --       --       2,214        --           --               --               --        2,214
Dividends paid ($.23 per
  share)......................      --       --        (683)       --           --               --               --         (683)
Other comprehensive income....      --       --          --        --          279               --               --          279
Principal payments on ESOP
  notes payable...............      --       --          --        --           --              295               --          295
Market value adjustment to
  redeemable ESOP common
  stock.......................      --       --          --        --           --               --           (3,267)      (3,267)
                                -------     ---      ------      ----         ----           ------          -------       ------
Balance, December 31, 1997....  13,834       --      10,263      (363)         359           (1,451)         (18,143)       4,499
Common stock issued in
  connection with compensation
  plans (20,273 shares).......     146       --          --        --           --               --               --          146
Net income....................      --       --       2,344        --           --               --               --        2,344
Dividends paid ($.23 per
  share)......................      --       --        (686)       --           --               --               --         (686)
Treasury stock purchased
  (74,310 shares).............      --       --          --      (869)          --               --               --         (869)
Treasury stock sold in
  connection with private
  placement (31,995 shares)...      --       31          --       343           --               --               --          374
Treasury stock sold (67,810
  shares) in exchange for
  notes payable...............      --       91          --       702           --               --               --          793
Other comprehensive income....      --       --          --        --          206               --               --          206
Principal payments on ESOP
  notes payable...............      --       --          --        --           --              451               --          451
Market value adjustment to
  redeemable ESOP common
  stock.......................      --       --          --        --           --               --            1,267        1,267
                                -------     ---      ------      ----         ----           ------          -------       ------
Balance, December 31, 1998....  $13,980     122      11,921      (187)         565           (1,000)         (16,876)       8,525
                                =======     ===      ======      ====         ====           ======          =======       ======

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                             (AMOUNTS IN THOUSANDS)

                                                                1998       1997       1996
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $  2,344   $  2,214   $  2,292
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses...............................     1,486      1,095        623
    Depreciation and amortization...........................     1,642      1,118        877
    Allocation of ESOP shares...............................       451        295        (47)
    Net (gain) loss on sales of investment securities.......       (18)        (2)        40
    Net gain on sales of mortgage loans.....................      (664)      (268)      (230)
    Net (gain) loss on sales of assets acquired through
     foreclosure............................................        (4)       (12)        60
    Proceeds from sale of mortgage loans....................    49,024     20,212     20,251
    Origination of mortgage loans for sale..................   (53,269)   (20,119)   (18,926)
    Increase in other assets................................      (617)      (938)    (1,602)
    Increase in accrued expenses and other liabilities......      (148)        40        323
                                                              --------   --------   --------
        Net cash provided by operating activities...........       227      3,635      3,661
                                                              --------   --------   --------
Cash flows from investing activities:
  Net increase in loans.....................................   (25,818)   (23,465)   (11,271)
  Proceeds from sale of investment securities
    available-for-sale......................................    13,756     13,179      6,515
  Proceeds from maturities and principal reductions of
    investment securities available-for-sale................    36,703     14,216     12,967
  Purchases of investment securities available-for-sale.....   (56,251)   (61,515)   (21,542)
  Proceeds from maturities and principal reductions of
    investment securities held-to-maturity..................     4,624      1,658      1,209
  Purchases of investment securities held-to-maturity.......    (8,017)    (6,188)      (929)
  Purchases of bank premises and equipment..................      (825)    (1,321)      (874)
  Proceeds from sales or payments on assets acquired through
    foreclosure.............................................        70        127        379
  Cash received in acquisitions, net of cash paid...........    28,501     46,368      3,096
                                                              --------   --------   --------
        Net cash used in investing activities...............    (7,257)   (16,941)   (10,450)
                                                              --------   --------   --------
Cash flows from financing activities:
  Net increase in deposits..................................    16,875      5,500     14,102
  Net increase (decrease) in federal funds purchased and
    securities sold under agreement to repurchase...........    (7,285)     3,250      2,036
  Payments on notes payable.................................    (1,481)    (4,209)    (2,860)
  Proceeds from notes payable...............................    11,650      9,325      3,544
  Common stock issued.......................................       146      1,145         35
  Purchases of treasury stock...............................      (869)        --         --
  Proceeds from sales of treasury stock.....................       374         --         --
  Dividends paid on common stock............................      (686)      (683)      (588)
                                                              --------   --------   --------
        Net cash provided by financing activities...........    18,724     14,328     16,269
                                                              --------   --------   --------
        Net increase in cash and cash equivalents...........    11,694      1,022      9,480
Cash and cash equivalents at beginning of year..............    20,205     19,183      9,703
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 31,899   $ 20,205   $ 19,183
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest................................................  $ 16,587   $ 12,764   $ 10,589
    Income taxes............................................       274        930        967
                                                              ========   ========   ========
Noncash activities related to acquisitions:
  Investing activities:
    Increase in investments.................................  $     --   $     --   $  5,023
    Net increase in loans...................................     2,903     17,680     12,376
    Increase in premises and equipment......................       429      1,675        419
  Financing activities:
    Increase in deposits....................................    33,608     69,474     19,097
                                                              ========   ========   ========
Noncash financing activities -- issuance of treasury stock
  in exchange for notes payable.............................  $    793   $     --   $     --
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Team Financial, Inc. and subsidiaries (the Company) conform with generally accepted accounting principles and general practices within the banking industry. The following is a description of the more significant policies.

  (a) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TeamBanc, N.A., Iola Bank and Trust Company, First National Bank and Trust Company and TeamBank Nebraska. Intercompany transactions and balances have been eliminated in consolidation. As described in note 10, the employees of the Company and its subsidiary participate in the Team Financial Employee Stock Ownership Plan (ESOP). At December 31, 1998 and 1997, the ESOP owned 1,582,700 and 1,674,110 shares, respectively (approximately 53% and 57%, respectively), of the Company's outstanding common stock.

     In December 1998, the Company completed a five-for-one stock split. All share and per share information for all periods presented has been restated for the split.

  (b) Investment Securities

     The Company classifies investment securities as either available-for-sale or held-to-maturity. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity. All other securities are classified as available-for-sale.

     Held-to-maturity securities are recorded at amortized cost.
Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     A decline in the market value of any security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income. Dividend and interest income is recognized when earned. Realized gains and losses upon disposition of available-for-sale securities are included in income using the specific identification method for determining the cost of the securities sold.

  (c) Loans

     Loans are stated at the amount of unpaid principal, reduced by unearned fees. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on loans is discontinued when, in management's judgment, the interest is uncollectible in the ordinary course of business. Fees received on loans in excess of amounts representing the estimated cost of origination are deferred and credited to income using the interest method.

  (d) Mortgage Banking

     Certain of the Company's subsidiary banks originate first mortgage loans for sale to permanent investors in the secondary market. Unearned fees related to the origination of such loans are recorded as a reduction of the loan's cost. Loans held for sale are recorded at the lower of aggregate cost or market (as determined by outstanding commitments from investors or current investor yield requirements) through the establishment of a valuation reserve. If, subsequent to origination, management decides to hold certain loans to maturity or on a long-term basis, any unrealized holding loss is recorded as a reduction of the

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES
loan's cost, and the unrealized loss is amortized as an adjustment of yield over the estimated contractual life of the loan.

     Typically, loans are sold to permanent investors with the banks retaining the right to service the loans. Service fees are recorded in income when earned. Capitalized servicing rights are recorded at the time the loan is sold, thereby increasing the gain on sale by such amount, and subsequently amortized over nine years on a straight-line basis. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity.

     Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights, as determined on a quarterly basis. Any impairment is recognized through a valuation allowance.

  (e) Allowance for Loan Losses

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience.

     In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require charge-offs and/or additions to the allowance based on their judgment about information available to them at the time of their examination.

  (f) Bank Premises and Equipment

     Land is stated at cost and buildings and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the useful life of the asset ranging from three to forty years. Maintenance and repairs are charged to expense as incurred. Major betterments are considered individually and expensed or capitalized as the facts dictate.

  (g) Goodwill

     Goodwill resulting from the acquisition of bank branches and subsidiaries represents the excess of the purchase price over the fair value of the net assets acquired or net liabilities assumed. Goodwill is amortized straight-line over ten to fifteen years. When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including goodwill, using estimates of undiscounted cash flows over remaining asset lives. Any impairment is measured by the excess of carrying values over fair dues.

  (h) Income Taxes

     The Company and its subsidiaries file consolidated federal income tax returns. Certain income and expense items are treated differently for financial reporting purposes than for income tax purposes. Deferred income taxes are provided in recognition of these temporary differences, using the tax rates expected to be in effect when the related temporary differences reverse.

  (i) Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, clearings and transit items in process of collection, federal funds sold and overnight deposits.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

  (j) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (k) Income Per Share

     Basic income per share is based upon the weighted average number of common shares outstanding during the periods presented. In accordance with SOP 93-6, Employers' Accounting for Employee Stock Ownership Plan, unallocated ESOP shares are not considered outstanding for EPS computations until they are committed to be released. Diluted income per share includes the effects of all dilutive potential common shares outstanding during each period.

     The shares used in the calculation of basic and diluted income per share are shown below (in thousands):

                                                              1998     1997     1996
                                                              -----    -----    -----
Weighted average common shares outstanding..................  2,765    2,645    2,243
                                                              =====    =====    =====

  (l) Comprehensive Income

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, effective January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses). Components of comprehensive income are net income and all other nonowner changes in equity. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassifications of financial statements for earlier periods provided for comparative purposes is required. The Company has disclosed comprehensive income in a separate statement. The only component of comprehensive income consists of unrealized holding gains and losses on available-for-sale securities.

  (m) Operating Segments

     The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, effective January 1, 1998. SFAS No. 131 establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, and any other in which management disaggregates a company. Based on the management approach model, the Company has determined that its business is comprised of a single operating segment and that SFAS No. 131, therefore, has no impact on its financial statements.

  (n) Future Accounting Pronouncements

     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES
adoption of the standard is not expected to have a significant impact on the consolidated financial statements of the Company.

(2) INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains and losses and fair value of investment securities by major security type at December 31, 1998 and 1997 are as follows (in thousands):

                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
1998                                           COST        GAINS        LOSSES      VALUE
----                                         ---------   ----------   ----------   --------
Available-for-sale:
  U. S. treasury securities................  $  7,503      $  143        $ --      $  7,646
  U. S. government agency securities.......    34,882         670          26        35,526
  Mortgage-backed securities...............    59,735         347         297        59,785
  Obligations of state and political
     subdivisions..........................     2,397          75           1         2,471
  Other investments........................     3,868          --          --         3,868
                                             --------      ------        ----      --------
                                              108,385       1,235         324       109,296
                                             --------      ------        ----      --------
Held-to-maturity:
  U. S. treasury securities................       200           2          --           202
  U. S. government agencies................     3,725          12           4         3,733
  Obligations of state and political
     subdivisions..........................    21,817         882          13        22,686
                                             --------      ------        ----      --------
                                               25,742         896          17        26,621
                                             --------      ------        ----      --------
                                             $134,127      $2,131        $341      $135,917
                                             ========      ======        ====      ========

                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
1997                                           COST        GAINS        LOSSES      VALUE
----                                         ---------   ----------   ----------   --------
Available-for-sale:
  U. S. treasury securities................  $ 16,263      $  135        $ 14      $ 16,384
  U. S. government agency securities.......    42,685         353          27        43,011
  Mortgage-backed securities...............    37,237         245         156        37,326
  Obligations of state and political
     subdivisions..........................     2,170          42           7         2,205
  Other investments........................     4,370           8          --         4,378
                                             --------      ------        ----      --------
                                              102,725         783         204       103,304
                                             --------      ------        ----      --------
Held-to-maturity:
  U. S. treasury securities................       799           2          --           801
  U. S. government agencies................     3,602           9           6         3,605
  Obligations of state and political
     subdivisions..........................    17,998         359          28        18,329
                                             --------      ------        ----      --------
                                               22,399         370          34        22,735
                                             --------      ------        ----      --------
                                             $125,124      $1,153        $238      $126,039
                                             ========      ======        ====      ========

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

     Maturities of investment securities classified as available-for-sale and held-to-maturity are as follows at December 31, 1998 and 1997 (in thousands):

                                                              AMORTIZED     FAIR
1998                                                            COST       VALUE
----                                                          ---------   --------
Available-for-sale:
  Due less than one year....................................  $ 42,040    $ 42,102
  Due after one through five years..........................    51,413      52,163
  Due after five through ten years..........................     8,722       8,797
  Due after ten years.......................................     2,342       2,366
  Other investments.........................................     3,868       3,868
                                                              --------    --------
                                                               108,385     109,296
                                                              --------    --------
Held-to-maturity:
  Due less than one year....................................     1,443       1,458
  Due after one through five years..........................     9,923      10,134
  Due after five through ten years..........................     8,831       9,229
  Due after ten years.......................................     5,545       5,800
                                                              --------    --------
                                                                25,742      26,621
                                                              --------    --------
                                                              $134,127    $135,917
                                                              ========    ========

                                                              AMORTIZED     FAIR
1997                                                            COST       VALUE
----                                                          ---------   --------
Available-for-sale:
  Due less than one year....................................  $ 15,676    $ 15,677
  Due after one through five years..........................    58,535      59,030
  Due after five through ten years..........................    15,177      15,294
  Due after ten years.......................................     9,089       9,048
  Other investments.........................................     4,248       4,255
                                                              --------    --------
                                                               102,725     103,304
                                                              --------    --------
Held-to-maturity:
  Due less than one year....................................     2,125       2,127
  Due after one through five years..........................     6,776       6,841
  Due after five through ten years..........................     6,567       6,745
  Due after ten years.......................................     6,931       7,022
                                                              --------    --------
                                                                22,399      22,735
                                                              --------    --------
                                                              $125,124    $126,039
                                                              ========    ========

     Other securities consist principally of Federal Home Loan Bank stock, Federal Reserve stock, and mutual funds.

     Investment securities with amortized cost of $93,913,000 and $75,622,000 and fair value of $95,240,000 and $76,248,000 at December 31, 1998 and 1997,
respectively, are pledged to secure public deposits and for other purposes as required by state law.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

(3) LOANS

     Major classifications of loans at December 31, 1998 and 1997 are as follows (in thousands):

                                                                1998       1997
                                                              --------   --------
Real estate:
  1-4 family................................................  $ 85,093   $ 74,049
  Construction..............................................    14,411     12,292
  Other.....................................................    25,809     26,816
Commercial..................................................    94,478     75,048
Installment and other.......................................    36,652     35,785
                                                              --------   --------
  Gross loans...............................................   256,443    223,990
Less unearned fees..........................................       317        315
                                                              --------   --------
                                                              $256,126   $223,675
                                                              ========   ========

     Included in real estate mortgage loans are loans held for sale of approximately $6,321,000 and $1,418,000 at December 31, 1998 and 1997,
respectively.

     Nonaccruing loans approximated $2,241,000 and $1,078,000 at December 31, 1998 and 1997, respectively. The interest income not recognized on these loans was approximately $157,000, $81,000, and $93,000 in 1998, 1997, and 1996,
respectively. Impaired loans are comprised entirely of nonaccrual loans at December 31, 1998 and 1997. Allocated reserves related to such loans aggregated $214,000 and $112,000 at December 31, 1998 and 1997, respectively.

     Activity related to loans made to directors and executive officers of the Company for 1998 is presented below. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization (in thousands):

Balance at January 1, 1998.................................  $ 3,742
Additions..................................................    1,399
Amounts collected..........................................   (1,506)
                                                             -------
Balance at December 31, 1998...............................  $ 3,635
                                                             =======

     The Company's primary market areas in Kansas are Miami County, Allen County, Labette County and surrounding counties, in Nebraska are Douglas County and Sarpy County and in Missouri are Vernon County and Barton County. Accordingly, the majority of the loans made by the Company's subsidiary banks are within these primary market areas.

(4) MORTGAGE BANKING ACTIVITIES

     The Company services first mortgage loans for permanent investors aggregating approximately $107,368,000 and $90,240,000 at December 31, 1998 and 1997, respectively. Escrow balances held on deposit in subsidiary banks aggregated $225,000 and $191,000 at December 31, 1998 and 1997, respectively.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

     Included in gain on sales of mortgage loans are capitalized mortgage servicing rights. A summary of the mortgage servicing rights for the years ended December 31, 1998 and 1997 is as follows (in thousands):

                                                              1998    1997   1996
                                                              -----   ----   ----
Balance at January 1........................................  $ 290   $151   $ --
Mortgage servicing rights capitalized during the year.......    445    182    166
Amortization................................................   (134)   (33)   (15)
Valuation allowance.........................................     --    (10)    --
                                                              -----   ----   ----
Balance at December 31......................................  $ 601   $290   $151
                                                              =====   ====   ====

     Service fees earned by the Company (net of amortization of capitalized mortgage servicing rights), included in other income in the accompanying consolidated statements of income, aggregated approximately $267,000, $239,000, and $228,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

(5) ALLOWANCE FOR LOAN LOSSES

     A summary of the allowance for loan losses for the years ended December 31, 1998, 1997, and 1996 is as follows (in thousands):

                                                             1998     1997      1996
                                                            ------   -------   ------
Balance at January 1......................................  $1,629   $ 1,518   $1,289
Provision for loan losses.................................   1,486     1,095      623
Allowance for loan losses of acquired bank................      --        --      151
Charge-offs...............................................    (723)   (1,142)    (695)
Recoveries................................................     149       158      150
                                                            ------   -------   ------
Balance at December 31....................................  $2,541   $ 1,629   $1,518
                                                            ======   =======   ======

(6) BANK PREMISES AND EQUIPMENT

     Major classifications of bank premises and equipment at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                               1998       1997
                                                              -------    -------
Land........................................................  $ 1,038    $   973
Bank premises...............................................    8,181      7,658
Furniture and equipment.....................................    6,251      5,604
                                                              -------    -------
                                                               15,470     14,235
Less accumulated depreciation...............................    6,910      6,099
                                                              -------    -------
                                                              $ 8,560    $ 8,136
                                                              =======    =======

     Depreciation expense aggregating $830,000, $852,000, and $695,000 for the years ended December 31, 1998, 1997, and 1996, respectively, has been included in occupancy and equipment expense in the accompanying consolidated statements of income.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

(7) DEPOSITS

     Deposits are summarized as follows (in thousands):

                                                                1998        1997
                                                              --------    --------
Demand:
  Noninterest bearing.......................................  $ 42,234    $ 39,742
                                                              --------    --------
  Interest bearing:
     NOW....................................................    75,679      63,887
     Money market...........................................    41,560      30,937
                                                              --------    --------
                                                               117,239      94,824
                                                              --------    --------
       Total demand.........................................   159,473     134,566
Savings.....................................................    20,250      17,873
Time........................................................   204,624     181,425
                                                              --------    --------
                                                              $384,347    $333,864
                                                              ========    ========

     Time deposits include certificates of deposit of $100,000 and over totaling approximately $45,468,000 and $43,243,000 at December 31, 1998 and 1997,
respectively.

     Principal maturities of time deposits at December 31, 1998 are as follows (in thousands):

YEAR                                                         AMOUNT
----                                                        --------
1999.....................................................   $145,351
2000.....................................................     37,705
2001.....................................................      9,557
2002.....................................................      6,898
2003.....................................................      3,646
Thereafter...............................................      1,467
                                                            --------
                                                            $204,624
                                                            ========

(8) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Company's obligation to repurchase securities sold at December 31, 1998 and 1997 aggregated $6,273,000 and $8,058,000, respectively. Information concerning securities sold under agreements to repurchase is as follows (in thousands):

                                                               1998       1997
                                                              -------    -------
Average monthly balance during the year.....................  $ 7,479    $ 8,320
Weighted average interest rate during the year..............     4.83%      5.20%
Maximum month-end balance during the year...................  $12,491    $10,046
                                                              =======    =======

     At December 31, 1998, such agreements were secured by investment and mortgage-backed securities. Pledged securities are maintained by a safekeeping agent under the control of the Company.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

(9) NOTES PAYABLE

     Following is a summary of notes payable at December 31, 1998 and 1997 (in thousands):

                                                               1998      1997
                                                              -------   -------
Notes payable of Company related to ESOP borrowings, at
  interest rates ranging from 5.60% to 6.75% due in 2002 and
  2004, secured by 134,560 shares of Team Financial, Inc.
  common stock at December 31, 1998 (see note 10)...........  $ 1,000   $ 1,451
Mandatory equity replacement notes of Team Financial, Inc.,
  interest at 6.22%, redeemed in 1998, unsecured............       --     1,730
Note payable of Team Financial, Inc. to unrelated bank,
  interest at 1% under prime rate (7.75% at December 31,
  1998), due June 30, 1999, secured by common stock of
  subsidiary banks..........................................   12,400     7,900
FHLB borrowings by certain subsidiary banks at interest
  rates ranging from 4.27% to 6.97%; maturities ranging from
  1999 to 2013; secured by real estate loans, investment
  securities and FHLB stock.................................    9,160     2,603
Unsecured notes payable of Team Financial, Inc., interest at
  7.0%, due in 1999, unsecured..............................      500        --
                                                              -------   -------
                                                              $23,060   $13,684
                                                              =======   =======

     As a result of the Company's acquisition of Teambank, N.A. in 1986, the Company issued mandatory equity replacement notes (MERNs). Each MERN had a face value of $90, with interest payable at 6.22% annually. The MERNs matured in 1998, at which time they were convertible into one share of $90 par value perpetual preferred stock. The MERNs were redeemable by the Company at any time prior to this maturity at face value plus accrued interest, were redeemable by the holders with the prior written approval of the Company, and were subordinated to the payment of senior indebtedness. During 1998, the Company redeemed MERNs with an aggregate face value of $937,000 for cash, and exchanged the remaining MERNs with an aggregate face value of $793,000 for 67,810 shares of common stock issued out of treasury.

     Principal maturities on notes payable outstanding at December 31, 1998 are as follows (in thousands):

                           YEAR                              AMOUNT
                           ----                              -------
1999......................................................   $14,199
2000......................................................     1,301
2001......................................................       704
2002......................................................       337
2003......................................................       744
Thereafter................................................     5,775
                                                             -------
                                                             $23,060
                                                             =======

     Management expects the $12,400,000 loan maturing June 30, 1999 to be renewed at maturity, but can provide no assurance to that effect.

(10) EMPLOYEE BENEFIT PLANS

     Eligible employees of the Company and subsidiary banks participate in an employee stock ownership plan (ESOP) which was formed in 1986. The Company has related ESOP borrowings under bank loan agreements (see note 9) that qualify as "exempt loans" under Internal Revenue Code (IRC) Sec-

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES
tion 4975(d)(3), the proceeds of which were used to acquire Company common stock. Those funds, in turn, were used by the Company to acquire certain subsidiary banks. Contributions, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the bank loans. ESOP contributions by the Company and the banks charged to salaries and benefits expense in 1998 and 1997 aggregated $542,000 and $624,000, respectively. The debt related to the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned compensation in the accompanying consolidated balance sheets. Unearned compensation is reduced as the related notes payable are reduced or increased upon additional ESOP borrowings. At December 31, 1998 and 1997, ESOP participants had been allocated 1,448,140 and 1,473,080 shares of Company common stock, respectively. These shares are redeemable under certain circumstances by former employees at the fair value of the common stock and, accordingly, are classified, net of unearned compensation, outside of nonredeemable stockholders' equity. The repurchase obligation of the Company at December 31, 1998 and 1997 aggregated approximately $16,876,000 and $18,143,000, respectively.

     In May 1994, the Company adopted an employee stock purchase plan. The plan provides employees the opportunity to purchase common stock in the Company pursuant to Section 423 of the IRC. The Company issued 8,710, 6,500, and 6,490 shares in January 1999, 1998, and 1997, respectively, in exchange for cash of $65,000, $45,000, and $40,000.

     In January 1996, the Company implemented a bonus program which awards employees for their performance based on certain financial and growth targets determined by management. Bonus awards are at the discretion of the compensation committee and may consist of cash, common stock, or a combination thereof. The Company and subsidiary banks charged $459,000, $139,000, and $276,000 to salaries and benefits expense as a result of this bonus program in 1998, 1997, and 1996, respectively.

     In November 1998, the Board of Directors of the Company approved the Team Financial, Inc. 401(k) Savings Plan. The Plan is effective January 1, 1999. Employees, meeting certain conditions, are eligible to participate in the Plan immediately upon their employment date. The Company will match 50% of the first 6% of compensation which employees contribute to the Plan. The Company's contributions will vest ratably over five years.

(11) INCOME TAXES

     Income tax expense (benefit) attributable to income from operations for 1998 and 1997 consists of the following (in thousands):

                                                              1998   1997   1996
                                                              ----   ----   ----
Current.....................................................  $730   $366   $862
Deferred....................................................   (57)   187     76
                                                              ----   ----   ----
                                                              $673   $553   $938
                                                              ====   ====   ====

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

     Following is a reconciliation between income tax expense attributable to income from operations and the amount computed by multiplying earnings before income taxes by the statutory federal income tax rate of 34% (in thousands):

                                                               1998    1997     1996
                                                              ------   -----   ------
Expected federal income tax expense.........................  $1,026   $ 941   $1,098
Interest on obligations of states and political
  subdivisions..............................................    (362)   (249)    (204)
State income taxes, net of federal tax benefit..............     114       7      135
Income tax benefit of dividends paid to ESOP................    (125)   (132)    (122)
Other.......................................................      20     (14)      31
                                                              ------   -----   ------
  Income tax expense attributable to income from
     operations.............................................  $  673   $ 553   $  938
                                                              ======   =====   ======

     The income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below (in thousands):

                                                              1998    1997
                                                              -----   ----
Deferred tax assets:
  Allowance for loan losses.................................  $ 346   $ 87
  Net operating loss carryforwards of acquired subsidiary...    294    384
  Deferred compensation.....................................     74     75
  Loans.....................................................     21     32
  State taxes...............................................     --      7
                                                              -----   ----
          Total gross deferred tax assets...................    735    585
                                                              -----   ----
Deferred tax liabilities:
  Investment securities.....................................    348    291
  Mortgage servicing rights.................................    205     --
  Bank premises and equipment...............................    138    169
  FHLB stock................................................    115    113
  Other assets..............................................     38     69
  State taxes...............................................      5     --
                                                              -----   ----
          Total gross deferred tax liabilities..............    849    642
                                                              -----   ----
          Net deferred tax liabilities......................  $(114)  $(57)
                                                              =====   ====

     The net operating loss carryforward, if not utilized, will expire in 2003.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates of financial instruments at December 31, 1998 and 1997, including methods and assumptions utilized, are set forth below (in thousands):

                                                     1998                    1997
                                             ---------------------   ---------------------
                                             CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                              AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                             --------   ----------   --------   ----------
Investment securities......................  $135,000    $136,000    $126,000    $126,000
                                             ========    ========    ========    ========
Loans, net of unearned discounts and
  allowance for loan losses................  $254,000    $256,000    $222,000    $225,000
                                             ========    ========    ========    ========
Demand deposits............................  $ 42,000    $ 43,000    $ 40,000    $ 40,000
Money markets and NOW deposits.............   117,000     117,000      95,000      95,000
Savings deposits...........................    20,000      20,000      18,000      18,000
Time deposits..............................   205,000     206,000     181,000     182,000
                                             --------    --------    --------    --------
          Total deposits...................  $384,000    $386,000    $334,000    $335,000
                                             ========    ========    ========    ========
Notes payable                                $ 23,000    $ 23,000    $ 14,000    $ 14,000
                                             ========    ========    ========    ========

  Methods and Assumptions Utilized

     The estimated fair value of investment securities is based on bid prices published in financial newspapers or bid quotations received from securities dealers.

     The estimated fair value of the Company's loan portfolio is based on the segregation of loans by maturity using a weighted average pool rate. In estimating the fair value of loans, the carrying amount is reduced by the allowance for loan losses. The estimated fair value is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates based upon the Company's average cost of funds that reflect the interest rate risk inherent in the loan, reduced by the allowance for loan losses.

     The estimated fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The carrying value of all notes payable approximates fair value, as all notes are either based upon floating market rates of interest or based upon fixed rates which approximate market rates.

  Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

(13) CAPITAL ADEQUACY

     Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiary banks to maintain minimum amounts and ratios (set forth in the table below for the Company's significant subsidiary banks, dollars in thousands) of total risk-based and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1998, that the banks meet all capital adequacy requirements to which they are subject.

                                                                                 TO BE WELL-CAPITALIZED
                                                                                      UNDER PROMPT
                                                         FOR CAPITAL ADEQUACY      CORRECTIVE ACTION
                                          ACTUAL               PURPOSES                PROVISIONS
                                     ----------------    --------------------    ----------------------
                                     AMOUNT    RATIO      AMOUNT      RATIO        AMOUNT       RATIO
                                     -------   ------    ---------   --------    ----------   ---------
At December 31, 1998:
  TeamBank N.A.:
     Total risk-based capital (to
       risk-weighted assets).......  $19,318    12.07%    $12,805       8.00%     $16,006       10.00%
     Tier 1 capital (to
       risk-weighted assets).......   17,872    11.17       6,403       4.00        9,604        6.00
     Tier 1 capital (to average
       assets).....................   17,872     7.07      10,118       4.00       12,648        5.00
                                     =======   ======     =======     ======      =======      ======
  Iola Bank and Trust Company:
     Total risk-based capital (to
       risk-weighted assets).......  $ 6,612    13.81%    $ 3,830       8.00%     $ 4,787       10.00%
     Tier 1 capital (to
       risk-weighted assets).......    6,136    12.82       1,915       4.00        2,872        6.00
     Tier 1 capital (to average
       assets).....................    6,136     7.67       3,200       4.00        4,000        5.00
                                     =======   ======     =======     ======      =======      ======
  First National Bank and Trust
     Company:
     Total risk-based capital (to
       risk-weighted assets).......  $ 5,230    13.65%    $ 3,065       8.00%     $ 3,831       10.00%
     Tier 1 capital (to
       risk-weighted assets).......    4,811    12.56       1,532       4.00        2,298        6.00
     Tier 1 capital (to average
       assets).....................    4,811     7.80       2,466       4.00        3,082        5.00
                                     =======   ======     =======     ======      =======      ======

(14) MERGERS AND ACQUISITIONS

     In August 1997, the Company assumed the branch deposits and acquired certain assets, consisting of loans, accrued interest and premises and equipment, of a Mercantile Bancorporation branch located in Nevada, Missouri. The deposits and their accrued interest payable approximated $30,454,000 and the acquired assets aggregated $19,166,000. The Company paid a premium of $2,523,000 in connection with the transaction, which has been recorded as goodwill in the accompanying consolidated financial statements and is being amortized over fifteen years on a straight-line basis.

     In August 1997, the Company assumed the branch deposits and acquired certain assets, consisting of loans, accrued interest and premises and equipment, of a Roosevelt Bank branch located in Lamar, Missouri. Such deposits and their accrued interest payable approximated $39,379,000 and the acquired assets aggregated $442,000. The Company paid a premium of $1,298,000 in connection with the transaction, which has been recorded as goodwill in the accompanying consolidated financial statements and is being amortized over fifteen years.

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

     In March 1998, the Company assumed the branch deposits and acquired certain assets, consisting of loans, accrued interest and premises and equipment, of a NationsBank branch located in Ottawa, Kansas. The deposits and their accrued interest payable approximated $33,777,000 and the acquired assets aggregated $3,585,000. The Company paid a premium of $1,922,000 in connection with the transaction, which has been recorded as goodwill in the accompanying consolidated financial statements and is being amortized over fifteen years.

(15) COMMITMENTS AND CONTINGENCIES

     Standby letters of credit were approximately $2,658,000 and $2,268,000 and outstanding loan commitments and available lines of credit with customers were approximately $45,115,000 and $39,549,000 at December 31, 1998 and 1997,
respectively. Substantially all letters of credit and loan commitments are at variable interest rates which approximate market rates. The credit risk involved in issuing these standby letters of credit and loan commitments is essentially the same as that involved in extending loans to customers.

(16) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

     Following is condensed financial information of the Company as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 (in thousands):

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                     Assets

                                                               1998       1997
                                                              -------    -------
Cash........................................................  $   616    $   486
Investment in subsidiaries..................................   38,141     32,518
Other.......................................................      740        792
                                                              -------    -------
          Total assets......................................  $39,497    $33,796
                                                              =======    =======

                      Liabilities and Stockholders' Equity

Long-term debt..............................................  $13,900    $11,081
Other.......................................................      196         73
Redeemable common stock held by ESOP, net...................   16,876     18,143
Nonredeemable stockholders' equity..........................    8,525      4,499
                                                              -------    -------
          Total liabilities and stockholders' equity........  $39,497    $33,796
                                                              =======    =======

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

                         CONDENSED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                          1998       1997       1996
                                                         -------    -------    ------
Dividends from subsidiaries............................  $ 2,300    $ 1,601    $1,008
Interest income........................................       29         19        11
Other expense, net.....................................   (2,363)    (1,396)     (857)
                                                         -------    -------    ------
  Income (loss) before equity in undistributed earnings
     of subsidiaries...................................      (34)       224       162
Increase in undistributed equity of subsidiaries.......    1,418      1,264     1,660
                                                         -------    -------    ------
  Income before income taxes...........................    1,384      1,488     1,822
Income tax benefit.....................................      960        726       470
                                                         -------    -------    ------
          Net income...................................  $ 2,344    $ 2,214    $2,292
                                                         =======    =======    ======

                       CONDENSED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                           1998      1997      1996
                                                          -------   -------   -------
Cash flows from operating activities:
  Net income............................................  $ 2,344   $ 2,214   $ 2,292
  Increase in undistributed equity of subsidiaries......   (1,418)   (1,264)   (1,660)
  Allocation of ESOP shares.............................      451       295       (47)
  Other.................................................  218....      (237)     (155)
                                                          -------   -------   -------
          Net cash provided by operating activities.....    1,595     1,008       430
                                                          -------   -------   -------
Cash flows from investing activities:
  Capital contributions to subsidiaries.................   (4,000)   (7,000)       --
  Acquisition of subsidiary.............................       --        --    (3,117)
  Other.................................................      (42)     (161)       24
                                                          -------   -------   -------
          Net cash used in investing activities.........   (4,042)   (7,161)   (3,093)
                                                          -------   -------   -------
Cash flows from financing activities:
  Proceeds from long-term debt..........................    5,000     7,700     1,344
  Principal payments on long-term debt..................   (1,388)   (1,745)     (397)
  Purchase of treasury stock............................     (869)    1,145        --
  Proceeds from sales of treasury stock.................      374        --        --
  Issuance of common stock..............................      146        --     2,140
  Payment of dividends..................................     (686)     (683)     (588)
                                                          -------   -------   -------
          Net cash provided by (used in) financing
            activities..................................    2,577     6,417     2,499
                                                          -------   -------   -------
          Net increase (decrease) in cash...............      130       264      (164)
                                                          -------   -------   -------
Cash at beginning of year...............................      486       222       386
                                                          -------   -------   -------
Cash at end of year.....................................  $   616   $   486   $   222
                                                          =======   =======   =======
Noncash financing activities -- issuance of treasury
  stock to retire notes payable.........................  $   793   $    --   $    --
                                                          =======   =======   =======

                     TEAM FINANCIAL, INC. AND SUBSIDIARIES

     The primary sources of funds available to the Company is the payment of dividends by the subsidiaries. Subject to maintaining certain minimum regulatory capital requirements, regulations limit the amount of dividends that may be paid without prior approval of the subsidiaries' regulatory agencies. At December 31, 1998, the subsidiaries could pay dividends of $3,179,000 without prior regulatory approval.

------------------------------------------------------
------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AUTHORIZED BY US AND REFERRED TO IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, YOU MUST NOT RELY UPON THE INFORMATION AND REPRESENTATIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER. WE DO NOT INTEND THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE TO CREATE THE IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THE INFORMATION PROVIDED IN THIS PROSPECTUS. HOWEVER, IF THERE IS ANY MATERIAL CHANGE IN OUR AFFAIRS DURING THE TIME WHEN A COPY OF THIS PROSPECTUS IS REQUIRED TO BE DELIVERED, WE WILL AMEND OR SUPPLEMENT THIS PROSPECTUS TO REFLECT THE CHANGE.

                           -------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    4
Selected Consolidated Financial
  Data................................    9
Use of Proceeds.......................   10
Dividend Policy; No Prior Market for
  Common Stock........................   10
Dilution..............................   11
Capitalization........................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   31
Management............................   38
Related Party Transactions............   42
Principal Shareholders and Selling
  Shareholder.........................   43
Supervision and Regulation............   45
Description of Capital Stock..........   51
Shares Eligible for Future Sale.......   56
Underwriting..........................   57
Legal Matters.........................   58
Experts...............................   58
Forward-Looking Statements............   58
Additional Information................   58
Index to Financial Statements.........  F-1



DEALER PROSPECTUS DELIVERY OBLIGATIONS. UNTIL JULY 16, 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND REGARDING THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                1,000,000 SHARES

                                  COMMON STOCK

                          [TEAM FINANCIAL, INC. LOGO]
                              --------------------
                                   PROSPECTUS
                              --------------------
                         HOWE BARNES INVESTMENTS, INC.

                                 JUNE 21, 1999

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